

Billabong
International
Limited

ABN 17 084 923 946







1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com







13 October 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

dlw 10/17



BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Information Update	22/08/2008	ASX
Dividend Reinvestment Plan information – despatch to shareholders	28/08/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y)	12/09/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y)	17/09/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y)	17/09/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y)	17/09/2008	ASX
Notice of AGM/Proxy Form and Annual Reports	26/09/2008	ASX
Dividend Reinvestment Plan update	30/09/2008	ASX
Billabong Acquisition Completion	01/10/2008	ASX



Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

INFORMATION UPDATE

GOLD COAST, 22 August 2008: Following the release earlier today of Billabong International Limited's results for the financial year to 30 June 2008, a teleconference was held with analysts and investors. The following supplementary information, not contained in the Group's earlier announcements to the Australian Securities Exchange, was discussed and is provided herein in the interests of continuous disclosure.

Pacific Sunwear, the Company's largest US-based customer, accounted for less than 15% of the Group's Americas sales revenues in the 2007-08 financial year. In relation to global sales, Pacific Sunwear accounted for less than 7% of the Group's sales revenues. It is anticipated that sales to Pacific Sunwear will continue to reduce as a percentage of the Group's global sales revenues over time.

Information on the share of the Group's individual brands in the 2007-08 financial year was also provided on the teleconference. This additional disclosure included:

- Billabong: contributed slightly less than 60% of the Group's sales revenues;
- Element: contributed approximately 13% of the Group's sales revenues;
- Nixon: contributed approximately 6% of the Group's sales revenues;
- Kustom: contributed approximately 2% of the Group's sales revenues;
- Von Zipper: contributed approximately 2% of the Group's sales revenues;
- Xcel: contributed less than 1% of the Group's sales revenues;
- Tigerlily: contributed less than 1% of the Group's sales revenues;
- Company-owned retail: contributed approximately 18% of the Group's sales revenues

All other information discussed on the teleconference was either of a general nature or already covered in the Group's previously disclosed documents.

MARIA MANNING
COMPANY SECRETARY



Billabong
International
Limited

ABN 17 084 923 946

ASX ANNOUNCEMENT









DIVIDEND REINVESTMENT PLAN

GOLD COAST, 28 August 2008: The following documents will be despatched to shareholders today in relation to the Dividend Reinvestment Plan adopted by Billabong International Limited on 21 August 2008:

- Chairman & CEO letter to shareholders;
- Dividend Reinvestment Plan Q & A's booklet; and
- Dividend Reinvestment Plan Election Form.

Also attached are the Dividend Reinvestment Plan Rules which are available online at www.computershare.com.au/easyupdate/bbg.

Participation in the DRP will first be available to shareholders for the final dividend payable for the financial year ended 30 June 2008.

Directors have declared a fully franked final ordinary dividend of 28.5 cents per share, payable on 24 October 2008 to holders of ordinary shares on the record date of 26 September 2008.

The shares to be provided to participants in the DRP for this dividend will be provided entirely through an issue of new shares. The DRP for this dividend will be 50% underwritten by Goldman Sachs JBWere.

MARIA MANNING
COMPANY SECRETARY

1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com



Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

28 August 2008

Dear Shareholder

BILLABONG INTRODUCES A DIVIDEND REINVESTMENT PLAN

Key Features

- Participation is optional
- No brokerage or other costs
- Initial discount is set at 2.50%
- Applies to dividends commencing with the final dividend payable for the financial year ended 30 June 2008
- Dividend reinvestment plan ("DRP") may be satisfied by on-market acquisition of shares or the issue of new shares

Dividend Reinvestment Plan

The Board of Billabong International Limited (ASX Code: BBG) is pleased to advise that it has approved the introduction of a dividend reinvestment plan. Billabong is providing this facility as an additional option available to shareholders and in response to requests from Billabong's shareholders.

The DRP will provide shareholders with a convenient and cost efficient means of increasing their shareholding in Billabong by reinvesting part or all of their dividends in additional shares over time. By participating in the DRP, shareholders will not incur any brokerage, commission, stamp duty or other transaction costs in increasing their shareholding.

Participation in the DRP is completely optional. Billabong's shareholders are free to choose the proportion of their dividends that will participate in the DRP. You may alter or cancel your participation at any time.

If you choose not to participate in the DRP you will continue to be entitled to receive dividends in cash in the usual manner.

The DRP price will initially be set at a 2.50% discount to the average of the daily volume weighted average market price of all Billabong shares sold in the ordinary course of trading on the ASX for the 10 ASX trading days commencing on and including the second trading day after the dividend record date. Billabong may in the future cease to offer any discount on the DRP or may determine that the DRP price be set by reference to a different trading period or by some other method. Billabong will give notice of any such variation to the ASX.

Participation in the DRP will first be available to shareholders for the final dividend payable for the financial year ended 30 June 2008. Directors have declared a fully franked final ordinary dividend of 28.5 cents per share, payable on 24 October 2008.

Cash dividends used to acquire shares under the DRP should be taxed in the same manner as cash dividends paid to shareholders. Shareholders are advised to seek their own financial and/or taxation advice when determining whether or not to participate in the DRP. Billabong does not take responsibility for the taxation liability of shareholders.



The DRP is not available to shareholders outside Australia and New Zealand. Billabong may in the future cease to offer the DRP. In this case you will receive only cash dividends.

Action Required

Some answers to frequently asked questions and a Dividend Reinvestment Plan Election Form are enclosed. A copy of Billabong's DRP Rules is available online through our Registry, at www.computershare.com.au/easyupdate/bbg. Alternatively, a copy will be provided to you free of charge by contacting Billabong's Registry, Computershare Investor Services on 1300 850 505. These documents do not constitute investment advice and do not take into account the investment objectives, financial situation and particular needs of an investor. This document does not constitute an offer of shares.

If you wish to participate in the DRP you can do so online through our Registry, at www.computershare.com.au/easyupdate/bbg and you must make your online election by ***no later than 5:00 pm (Brisbane, Queensland time) on 26 September 2008*** *if you wish to be eligible to participate in the DRP in respect of the final dividend payable for the financial year ended 30 June 2008.*

Alternatively, you will need to lodge the enclosed DRP Election Form with Billabong's Registry, Computershare Investor Services, ***no later than 5:00 pm (Brisbane, Queensland time) on 26 September 2008.*** *An envelope is enclosed for that purpose. DRP Election Forms received after that date will not be eligible to participate in the DRP in respect of the final dividend payable for the financial year ended 30 June 2008.*

If you do nothing you will continue to receive dividends in the usual manner.

Capital Management

Shares for the DRP can be supplied either through the:

- on-market purchase of existing shares (no new capital is raised); and/or
- issue of further shares (new capital is raised).

The above options for supplying the shares for the DRP will be evaluated by the Billabong Board before the payment of each future interim or final dividend having regard to a range of matters including:

- Billabong's capital and liquidity position; and
- prevailing and future expectations for Billabong's share price.

For the final dividend for the financial year ended 30 June 2008, it is the Board's current intention to supply the shares for the DRP entirely through an issue of new shares. From the date of allotment, these shares will rank equally in all respects with existing shares.

Thank you for your continued support of Billabong International Limited.

TED KUNKEL
CHAIRMAN

DEREK O'NEILL
CHIEF EXECUTIVE OFFICER

Introduced on 21 August 2008

DIVIDEND REINVESTMENT PLAN

Key Features of Billabong International Limited's Dividend Reinvestment Plan

- No brokerage or other transaction costs payable
- Automatic reinvestment of dividends
- Optional participation in full or in part and may be varied from time to time
- Shares may be issued or transferred at a discount as determined by Billabong

BILLABONG INTERNATIONAL LIMITED ABN 17 084 923 946

For further information, please telephone Computershare Investor Services Pty Limited on 1300 552 270 (local call cost within Australia) or +61 7 9415 4000 (outside Australia) or visit www.computershare.com.au/easyupdate/bbg



IF YOU HAVE ANY QUESTIONS CONCERNING THE OPERATION OF THE PLAN, ITS IMPACT ON YOU OR YOUR DECISION TO PARTICIPATE IN THE PLAN, PLEASE CONTACT YOUR INVESTMENT, FINANCIAL OR OTHER ADVISOR.

1. WHAT IS THE PLAN?

Billabong International Limited's ("**Billabong**") dividend reinvestment plan ("**Plan**") provides holders of Billabong ordinary shares ("**Shares**") with an optional and convenient method of reinvesting all or part of their dividends ("**Dividends**") into additional Shares.

If a holder of Shares ("**Shareholder**") chooses to participate in the Plan, Dividends the Shareholder would otherwise receive are used to fund the issue of new Shares or to fund the acquisition on-market of existing Shares (or a combination of both) at a price calculated on the basis outlined below.

The Plan will be administered by the directors of Billabong ("**Board**"). Billabong has the right to modify, vary, suspend or terminate the Plan at any time subject to the rules of the Plan or to modify or vary the rules of the Plan at any time.

The full rules of the Plan can be accessed at the following website:
www.computershare.com.au/easyupdate/bbg
Alternatively, you can request that a copy of the rules of the Plan be mailed to you by calling 1300 552 270 (in Australia) or +61 7 9415 4000 (outside Australia).

2. WHO MAY PARTICIPATE IN THE PLAN?

All Shareholders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. The laws of some other countries may prohibit participation by Shareholders resident in those countries. Accordingly, the Board has decided that at this time Shareholders who are not resident in Australia or New Zealand may not participate in the Plan.

The Board also has discretion to suspend participation in the Plan of any Shareholder where their participation may prejudice the effective operation of the Plan or is otherwise undesirable or impractical.

3. HOW DO I JOIN THE PLAN?

There are two ways you can participate in the Plan:

1. Complete the election form ("**Election Form**") and return it to Billabong's Share Registrar ("**Share Registrar**") before 5.00pm (Brisbane, Queensland time) on the record date; or
2. Register online for the Plan at **www.computershare.com.au/easyupdate/bbg**.

The record date is the date used to identify Shareholders entitled to participate in the Dividend, and normally occurs in late March (for the interim Dividend for the six months to 31 December) and late September (for the final Dividend for the six months to 30 June) as the case may be.

You may join the Plan at any time, but if you wish to participate in the Plan for a particular Dividend, your completed Election Form must be received by the Share Registrar or you must register online prior to 5.00pm (Brisbane, Queensland time) on the record date of that Dividend.

4. WHAT LEVELS OF PARTICIPATION ARE AVAILABLE?

Participation in the Plan is optional. If you do nothing you will continue to receive Dividends in the usual manner. If you wish to participate in the Plan, you have two options:

a. **Full participation**, under which all Dividends on all Shares you hold from time to time are automatically reinvested into Shares under the Plan.

b. **Part participation**, under which Dividends on the number of Shares you nominate will be automatically reinvested into Shares under the Plan. Dividend payments will continue to be made in the usual manner for Shares you do not nominate for participation in the Plan.

Please note that a separate election form or separate online registration must be completed for each HIN or SRN.

5. IS THERE ANY LIMIT ON MY PARTICIPATION?

Billabong may, for a Dividend, specify a minimum and/or maximum limit on the number of Shares or amount for participation in the Plan.

If a maximum limit is set and if that limit is exceeded, Billabong may scale back on a pro-rata basis each Participant's participation in the Plan in respect of that Dividend. Where a scale back applies, any amount of a Participant's Dividend which is not reinvested will be paid to that Participant. If a minimum participation is set and that limit is not reached then each relevant Participant's participation in the Plan will be of no effect and dividends will be paid in the usual way.

Billabong will advise any such limits to the ASX.

6. HOW CAN I VARY MY PARTICIPATION?

You may vary your participation in the Plan online at www.computershare.com.au/easyupdate/bbg. If you do not wish to effect your variation online, notice of variation forms are available on request from the Share Registrar by calling 1300 552 270 (in Australia) or +61 7 9415 4000 (outside Australia). A variation of your participation will take effect for the next Dividend after you vary your participation. Please note that variations made after the record date for a particular Dividend will not take effect until the following Dividend.

7. HOW CAN MY PARTICIPATION BE WITHDRAWN?

You may withdraw your participation in the Plan in the same way as varying your participation (see item 6 above).

8. CAN I SELL OR TRADE MY PARTICIPATING SHARES?

Shares issued or transferred under the Plan will be listed on the ASX and may generally be traded in the same manner as your existing Shares. Shares will trade with the ASX code of "BBG" and rank equally for future Dividends.

Note: Participating Shares sold after the record date for a relevant Dividend will remain subject to the Plan for that Dividend.

9. AT WHAT PRICE ARE SECURITIES ISSUED OR TRANSFERRED?

Shares will be issued or transferred at the price set by the Board. The price is the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the ASX automated trading system during the 10 ASX trading days commencing on and from the second ASX trading day after the record date of the relevant Dividend (or such other trading period as may be determined by the Board) less any applicable discount as determined by the Board and notified to Shareholders. For the final dividend for the financial year ended 30 June 2008 the directors have determined the discount will be 2.5%. If the Board believes the price so calculated is not fairly reflective of the market price it may appoint an expert to determine the market price.


FREQUENTLY
ASKED
QUESTIONS

10. HOW MANY SHARES ARE ISSUED OR TRANSFERRED?

Dividends will be applied in subscribing for the maximum whole number of new Shares or acquiring on-market the maximum whole number of existing Shares for transfer to Participants (or a combination of both options).

If any cash balance exists, it will be retained in the Participant's account for the Plan, without interest.

11. WHAT ARE THE COSTS?

Participants will pay no brokerage charges, commissions or other transaction costs in relation to the issue or transfer of Shares under the Plan. Shares will be issued or transferred at the price calculated on the basis outlined above.

12. WHAT STATEMENTS WILL I RECEIVE?

Following the issue or transfer of Shares under the Plan, Shareholders who received Shares will receive a statement which gives details of the Participant's participation in the Plan.

13. WHAT IS THE TAX POSITION OF SHARES ISSUED OR TRANSFERRED UNDER THE PLAN?

Dividends reinvested in Shares under the Plan should be taxed in the same manner as cash dividends paid to Shareholders, although each Shareholder's taxation position may differ and Shareholders are advised to make enquiries about their own taxation position.

Billabong does not take responsibility for the taxation liability of Shareholders.

Please contact your taxation adviser if you have any questions concerning the taxation consequences of participating in the Plan. We recommend that you obtain professional taxation advice on these matters.

14. ARE SHARES ISSUED OR ACQUIRED ON-MARKET?

As stated above, under the Plan the Directors can resolve to either issue new Shares or deliver Shares which have been acquired on-market (or a combination of both) for the purposes of this Plan.

For the final dividend for the financial year ended 30 June 2008 shares will be issued to participants in the Plan.

15. WHAT HAPPENS IF THE PLAN IS UNDERWRITTEN?

If Billabong decides to have the issue of Shares under the Plan underwritten, to the extent that the level of Shareholder participation in the Plan by reference to the total cash dividend that is payable is less than the amount agreed to be underwritten, Billabong will issue Shares to the underwriter or its nominee.

That issue of Shares to the underwriter or its nominee will result in some dilution for Shareholders who do not participate in the Plan (or partially participate to a level less than the amount being underwritten).

For the final dividend for the financial year ended 30 June 2008 the Plan will be underwritten 50% by Goldman Sachs JBWere.

16. WHERE CAN I OBTAIN FURTHER INFORMATION?

You may obtain further information concerning the operation of the Plan from:

the Share Registrar by calling 1300 552 270 (local call cost within Australia) or +61 7 9415 4000 (outside Australia) or visit www.computershare.com.au/easyupdate/bbg

A copy of the most recent annual report and financial statements are available free of charge from http://www.billabongbiz.com or by contacting the Share Registrar at the address noted in the corporate directory on the inside back cover of this booklet.


FREQUENTLY
ASKED
QUESTIONS

CORPORATE DIRECTORY

PRINCIPAL AND REGISTERED OFFICE	Billabong International Limited 1 Billabong Place, Burleigh Heads QLD 4420 AUSTRALIA Telephone: + 61 7 5589 9899 Facsimile: +61 7 5589 9800
POSTAL ADDRESS	PO Box 283 Burleigh Heads QLD 4420 Australia
WEBSITE	http://www.billabongbiz.com
SHARE REGISTRAR	Computershare Investor Services Pty Limited GPO Box 523 Brisbane QLD 4001 Telephone Australia: + 1300 552 270 Telephone International: + 61 7 9415 4000 Facsimile: + 61 7 3237 2152 Email: web.queries@computershare.com.au www.computershare.com.au/easyupdate/bbg
STOCK EXCHANGE LISTING	Billabong International Limited shares are listed on the Australian Securities Exchange. The home branch is Brisbane. Ticker: BBG



DISCLAIMER

This booklet has been prepared by Billabong International Limited (ABN 17 084 923 946). The information in this booklet is general information only and is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This booklet is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated.



Billabong International Limited

ABN 17 084 923 946



Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Holder Identification Number (HIN)



Dividend Reinvestment Plan

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

A Dividend Reinvestment Plan (DRP)

[ ] **ALL** Please mark this box with an 'X' if you wish all of your holding to participate in the company's DRP.

[ ] **PART** [ ] Show the number of securities you wish to participate in the company's DRP.

D1001

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securites. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

BBG 01DI

BBG

How to complete this form

A **Dividend Reinvestment Plan (DRP)**

Complete this section if you wish to have your cash dividends reinvested in the form of more company securities.

If you wish to reinvest all of your securities in the company's DRP, please cross the box marked ALL.

If you wish to reinvest part of your securities in the company's DRP, please show the number of securities that you wish to participate.

Please note that an election to participate fully in the Dividend Reinvestment Plan will override any instruction on the registry record regarding direct payment of cash dividends into a nominated account.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B **Signature(s)**

If you have chosen to have your cash dividends fully or partially reinvested into company securities and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

DI001

BBG

Please return the completed form in the envelope provided, or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001
Australia

DIVIDEND REINVESTMENT PLAN



RULES

BILLABONG INTERNATIONAL LIMITED ABN 17 084 923 946

TABLE OF CONTENTS


DIVIDEND
REINVESTMENT
PLAN

1. DEFINITIONS

In the Rules, unless the context otherwise requires, the following definitions apply:

ASX means ASX Limited (ABN 98 008 624 691).

Board means the board of directors of the Company.

Company means Billabong International Limited (ABN 17 084 923 946).

Constitution means the constitution of the Company, as amended from time to time.

Discount means the percentage discount (if any) used to calculate the Price, as determined by the Board from time to time.

DRP means the dividend reinvestment plan established under these Rules, as amended from time to time.

Holding means a registered holding of Shares for a Shareholder.

Listing Rules means the official listing rules of ASX, as amended from time to time.

Notice of Election means a notice to participate some or all of a Shareholder's Shares in the DRP, in the form that the Board approves from time to time.

Notice of Variation means a notice to increase or decrease the number of a Participant's Plan Shares, or to terminate participation in the DRP, in the form that the Board approves from time to time.

Participant means a Shareholder some or all of whose Shares are participating in the DRP.

Plan Shares means the Shares comprised in a particular Holding which are designated (subject to these Rules) by a Participant as Shares the dividend on which is to be applied in subscribing for or acquiring Shares under the DRP.

Price means the number calculated as:

(a) the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the ASX automated trading system during the Pricing Period; or

(b) if the Board believes that the number determined pursuant to paragraph (a) does not provide a fair reflection of the market price of the Shares during the Pricing Period, the number determined by an independent expert whose identity and instructions will be determined by the Board; or

(c) the Share price, or formula used to calculate the Share price, determined by the Board from time to time,

in each case, multiplied by (1 - Discount).

Pricing Period means the ten trading day period starting on (and including) the second business day after the Record Date for the relevant dividend and ending on (and including) the eleventh business day after that Record Date (or such other trading period as may be determined by the Board from time to time).

Record Date has the meaning given to it in the Listing Rules.

Rules mean these rules, as amended from time to time.

Shares means fully paid ordinary shares in the capital of the Company.

Shareholder means a registered holder of Shares within the meaning of the Constitution of the Company.



2. PARTICIPATION IN THE DRP

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation is optional and open to each Shareholder unless excluded under these Rules.

2.3 A Shareholder who is subject to the laws of a country or place other than Australia and New Zealand may not participate in the DRP, unless the Board allows such participation after being satisfied that such participation will not constitute a breach of the laws of that country or place, whether or not that Shareholder has received an invitation to participate in the DRP or has completed a Notice of Election.

2.4 The Board may on any occasion determine that the right to participate in the DRP is not available to a Shareholder having a registered address or being resident in a country or place where, in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election, or participation, would or might be unlawful.

2.5 If, in the opinion of the Board, the issue of Shares under the DRP to, or the acquisition of Shares under the DRP by, a Participant or the holding of those Shares by a Participant may breach a provision of the Constitution or be contrary to the law of any country, may prejudice the effective operation of the DRP or is otherwise in the opinion of the Board undesirable or impractical, then the Board may:

(a) decline to issue or transfer those Shares;

(b) reduce the issue or transfer of those Shares on a proportionate basis; or

(c) reduce or suspend the participation of that Participant in the DRP.

2.6 The Board may refuse to permit any Shareholder to participate in the DRP where that Shareholder elects to participate for less than 100 Shares or such other number as the Board may determine from time to time.

2.7 The Company may, from time to time, establish an online application process for Shareholders to participate in the DRP.

3. APPLICATION TO PARTICIPATE

Application to participate in the DRP must be made on the Notice of Election (or such other form as the Board may prescribe or accept from time to time). Upon receipt by the Company of a duly completed and executed Notice of Election, participation by that applicant in the DRP will, subject to these Rules, commence from the next Record Date for determining entitlements to payment of a dividend payable upon Shares.

4. DEGREE OF PARTICIPATION

4.1 Participation in the DRP may be either full or partial. A Shareholder must (subject to clause 4.4) specify in the Notice of Election the extent to which the Shareholder wishes to participate in the DRP.

4.2 Under full participation, all Shares registered from time to time in the Participant's name, including Shares issued or acquired pursuant to the DRP, will participate in the DRP.

4.3 Under partial participation, only that number of Shares as specified in the Notice of Election by the Shareholder will participate in the DRP. Where a Shareholder is a partial Participant, all Shares subsequently issued to or acquired by the Shareholder, whether under the DRP or otherwise, will only participate in the DRP to the extent that the Shareholder alters the participation level in accordance with clause 10. However, if at the relevant Record Date the number of Shares held by the Participant is less than the specified number of participating Shares, then the provisions of the DRP for that dividend payment will apply to the lesser number of Shares.

4.4 If a Notice of Election does not indicate the level of participation in the DRP then it will be deemed to be an application for full participation.

4.5 If a Notice of Election purports to nominate a Holding for both full participation and partial participation then the Notice of Election will be deemed to be an application for partial participation.

4.6 The Board may determine a maximum number of Plan Shares per Participant (whether concerning a particular dividend or dividends generally) from time to time. To the extent that a Notice of Election or Notice of Variation has specified a number of Plan Shares in excess of any such maximum that the Board has specified (including an election of full participation where the number of Plan Shares would otherwise exceed that limit), for so long as that limit applies:

(a) the number of Plan Shares for the Participant for the purposes of these Rules is deemed to be that limit; and

(b) any Shares specified in the Notice of Election or Notice of Variation as Plan Shares in excess of that limit (including an election of full participation where the number of Plan Shares would otherwise exceed that limit) are deemed not to be Plan Shares, and any dividend payable on them will be paid by the Company in accordance with usual arrangements for the payment of dividends.



5. OPERATION OF THE DRP

5.1 The Board will determine if the DRP is available for any dividend.

5.2 Each dividend for which the DRP operates and which is payable to a Participant for Plan Shares and which is available for payment to the Participant will be applied by the Company on the Participant's behalf in subscribing for or acquiring additional Shares.

5.3 The Board will determine for any dividend for which the DRP operates whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both options, to satisfy the obligations of the Company under these Rules.

5.4 The Board may have any issue of Shares under the DRP underwritten in such manner as the Board considers appropriate. If the Board determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market conducted by ASX in such manner as the Board considers appropriate.

5.5 The Company will establish and maintain a DRP account for each Participant. The Company will for each dividend payable to a Participant:

(a) determine the amount of the dividend payable for the Plan Shares;

(b) determine the withholding payments (if any) deductible by the Company for the dividend payable on the Plan Shares, and any other sum the Company is entitled to retain for the Plan Shares;

(c) credit the amount in clause 5.5(a) and debit any amount in clause 5.5(b) to the Participant's DRP account;

(d) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Price by using the amount in the Participant's DRP account;

(e) on behalf and in the name of the Participant, subscribe for or cause the transfer of that number of additional Shares determined under clause 5.5(d) and debit the Participant's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares;

(f) allot the additional Shares to the Participant (if applicable), and add the number of Shares allotted or transferred to the total number of Shares comprised in the relevant Holding; and

(g) retain in the Participant's DRP account, without interest, any cash balance remaining.

5.6 The Shares will be issued or transferred under the DRP at the Price.

5.7 The Price (including decisions as to whether any sale of Shares was in the ordinary course of trading) will be calculated or determined by the Board, or another suitable person nominated by the Board, by reference to information the Board approves from time to time. The determination of the Price by the Board or some other person nominated by the Board will be binding on all Participants.

6. SHARES ALLOTTED UNDER THE DRP

6.1 Shares allotted under the DRP will be allotted in accordance with the Constitution and in the manner required under the law and, from the date of allotment, will rank equally in all respects with existing Shares.

6.2 Shares allotted under the DRP will be allotted on, or as soon as practicable after, the relevant dividend payment date and will be registered on the register where the Participant's holding of Shares is currently registered. If the Participant holds Shares on more than one register (one of which is the Company's principal share register), the Shares allotted under the DRP will be registered on the principal share register unless and until the Participant requests otherwise.

6.3 If a Participant holds shares in certificated form, one or more share certificates will be issued for the total number of Shares allotted or acquired under the DRP. If a Participant holds Shares in uncertificated form, one or more statements showing the total number of Shares allotted or acquired under the DRP will be issued. The certificate or statement will be forwarded to Participants as soon as practicable after allotment or transfer to a Participant.

7. DRP STATEMENTS

On, or as soon as practicable after, each dividend payment date, the Company will send to each Participant a statement setting out:

(a) the number of the Participant's Plan Shares as at the relevant Record Date;

(b) the amount of dividend payable to the Participant (less any amounts referred to in clause 5.5(b)) for the Participant's Plan Shares;

(c) the amount in the Participant's DRP account immediately prior to the payment of the relevant dividend;

(d) the number of Shares transferred or allocated to the Participant under the DRP and the Price of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount paid for the additional Shares allotted or transferred to that Participant; and

(f) the number of Shares comprised in the Holding after transfer and/or allotment.



8. STOCK EXCHANGE LISTING

The Company will apply for Shares allotted under the DRP to be listed for quotation on the official list of ASX as soon as practicable after the date of allotment.

9. COSTS TO PARTICIPANTS

No brokerage, commission or other transaction costs will be payable by Participants for Shares transferred or allotted under the DRP and, subject to any change in law, no stamp duty or other duties will be payable for Shares transferred or allotted under the DRP.

10. VARIATION OR TERMINATION OF PARTICIPATION

10.1 Any variation or termination of participation in the DRP must be made on the Notice of Variation (or such other form as the Board may prescribe or accept from time to time).

10.2 Subject to clause 13, a Participant may at any time give a Notice of Variation to the Company to:

(a) increase or decrease the number of the Participant's Shares participating in the DRP; or

(b) terminate the Participant's participation in the DRP.

The alteration or termination takes effect from the next Record Date.

10.3 If a Notice of Variation from a Shareholder regarding a particular Holding is received by the Company before the Company has received any Notice of Election from that Shareholder for that Holding, the Notice of Variation will be invalid and of no effect whatsoever.

10.4 If a Participant increases the level of participation in the DRP to full participation, all of the Participant's Shares as at the date of the Notice of Variation and all Shares subsequently acquired by the Participant (including Shares issued or transferred under the DRP) will participate in the DRP.

10.5 If, in completing a Notice of Variation, a Participant purports to nominate a Holding for both full participation and partial participation at the same time, the Notice of Variation will be invalid and of no effect whatsoever.

continued...

10.6 If a Participant increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the Notice of Variation will participate in the DRP and no Shares subsequently acquired by the Participant (including shares transferred or allotted under the DRP) will participate in the DRP.

10.7 The Company may, from time to time, establish an online process for Shareholders to vary their participation in the DRP.

10.8 If a Participant dies, participation in the DRP will be terminated upon receipt by the Company of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by the Company of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

10.9 Upon termination of participation in the DRP for whatever reason, including upon the Participant ceasing to hold any Shares, the Company will forward, unless otherwise directed, to the Participant or the Participant's legal representative:

(a) a statement of the Participant's DRP account made to the date of termination; and

(b) the cash balance (if any), less any withholding payments (if any) deductible by the Company for the dividend payable on the Plan Shares, and any other sum the Company is entitled to retain for the Plan Shares, shown in the Participant's DRP account as at the date of termination.

11. REDUCTION OR TERMINATION OF PARTICIPATION WHERE NO NOTICE IS GIVEN

11.1 Where all of a Participant's Shares are subject to the DRP and the Participant disposes of some of those Shares then, unless the Participant advises the Company otherwise pursuant to a Notice of Variation, the remaining Shares held by the Participant will continue to participate in the DRP.

11.2 Where some of a Participant's Shares are subject to the DRP and the Participant disposes of part of that Holding, then unless the Participant advises the Company otherwise pursuant to a Notice of Variation, the Shares disposed of will, to the extent possible, be deemed to be Shares other than Plan Shares. If the number of Shares disposed of exceeds the number of the Participant's Shares which are not Plan Shares, the disposal will be deemed to include all of the Participant's Shares which are not Plan Shares, and the balance (if any) of the Shares disposed of will be attributed to Plan Shares.

11.3 Where a Participant disposes of all Shares without giving the Company notice of termination of participation, the Participant will be deemed to have terminated participation in the DRP on the last date on which the Company registered a transfer or instrument of disposal of the Participant's Holding.



12. VARIATION, SUSPENSION AND TERMINATION

12.1 The Board may vary, suspend or terminate this DRP and may vary the Rules at any time. The variation, suspension or termination will take effect upon the date specified by the Board.

12.2 The Board may give notice of any such variation, suspension or termination as it considers appropriate (including, without limitation, by way of public announcement lodged with ASX). A variation, suspension or termination of the DRP or variation of these Rules is valid irrespective of whether or not such variation, suspension or termination is announced to the market, is notified directly to a Shareholder, or the non-receipt of any such notice by any Shareholder, and will not give rise to any liability on the part of, or right of action against, the Board or the Company.

12.3 Any suspension of the DRP will continue until such time as the Board resolves either to recommence or terminate the DRP. If the DRP is recommenced then elections to participate in the previously operative DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the recommenced DRP.

12.4 If the DRP is terminated then clause 10.9 applies.

13. APPLICATION AND NOTICES

13.1 If Shares are held jointly by two or more persons, all notices relating to participation in the DRP, including any Notice of Election and Notice of Variation, must be signed by each joint holder.

13.2 Applications and notices, including the Notice of Election and Notice of Variation, will be effective upon receipt by the Company subject to:

(a) these Rules;

(b) acceptance by the Company; and

(c) receipt by the Company before the relevant Record Date for determining entitlements to that dividend.

13.3 Applications or notices received on or after the relevant cut-off time on a particular Record Date will not be effective for that dividend payment but will be effective for the next Record Date.


DIVIDEND
REINVESTMENT
PLAN

14. GENERAL

14.1 The DRP will commence on the date the Board approves these Rules.

14.2 Each Holding which a Shareholder has from time to time will be regarded as separate for the purposes of the DRP and the DRP will operate as if each such Holding was held by a separate person, unless the Board determines otherwise. Consequently, a separate Notice of Election must be delivered to the Company for each Holding which a Shareholder wishes to nominate for full or partial DRP participation, and the Shareholder will be treated as a separate Participant for each Holding nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired on account of the relevant Holding).

14.3 Any dividend payable on Shares which a Participant has nominated to participate in the DRP and which dividend the Company is entitled to retain as a result of a charge, lien or similar right in favour of the Company in accordance with the Constitution or other requirement of law will not be available for the purpose of participating in the DRP.

14.4 These Rules will be binding upon each person who is or becomes a Shareholder.

14.5 Subject to the Constitution, the Board may implement the DRP in the manner as the Board thinks fit, and may settle any difficulty which may arise either generally or in a particular case in connection with the DRP as the Board thinks fit. Without prejudice to the general powers of the Board under the Constitution and these Rules, the Board may settle in the manner as the Board thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Shareholder or Holding or any Share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

14.6 Neither the Company nor any officer of the Company will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or for any advice given about participating in the DRP.

14.7 The DRP, its operation and these Rules will be governed by and construed in accordance with the laws of the State of Queensland, Australia.

14.8 Any decision to be made, or discretion to be exercised, by the Board may be done in its absolute discretion.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	30 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 September 2008
No. of securities held prior to change	1,821,179 (Paul Naude) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,957,337 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	N/A
Number disposed	250,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,338,530.85
No. of securities held after change	1,571,179 (Paul Naude) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,707,337 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	15 September 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 September 2008
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 597,581 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,167,116 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	41,745
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$550,199.10
No. of securities held after change	469,049 (ANZ Nominees Limited) 639,326 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,208,861 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of shares under the Billabong Tax Deferred Plan.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	30 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2008
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 557,772 (Derek O'Neill) 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,172,803 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	

Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	469,049 (ANZ Nominees Limited) 597,581 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,167,116 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Vesting of 39,809 shares awarded under the Billabong Executive Performance Share Plan (as approved by shareholders on 21 October 2005) upon achievement of performance hurdles as at 30 June 2008.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	8 September 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2008
No. of securities held prior to change	1,571,179 (Paul Naude) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,707,337 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	1,610,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,701,650 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Vesting of 39,809 shares awarded under the Billabong Executive Performance Share Plan (as approved by shareholders on 21 October 2005) upon achievement of performance hurdles as at 30 June 2008.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Billabong
International
Limited

ABN 17 084 923 946

ASX ANNOUNCEMENT

ANNUAL GENERAL MEETING AND ANNUAL REPORTS

GOLD COAST, 26 September 2008: The following documents will be despatched to shareholders today:

- Chairman's Letter
- AGM location map
- Notice of Meeting
- Explanatory Memorandum
- Proxy Form
- Shareholder Review
- Full Financial Report

MARIA MANNING
COMPANY SECRETARY







1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com



Billabong International Limited
ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

PO Box 283
Burleigh Heads
QLD 4220 Australia

Tel +61 7 5589 9899
Fax +61 7 5589 9654

www.billabongbiz.com

26 September 2008

Dear Shareholder

On behalf of the Board, I am pleased to invite you to the 2008 Annual General Meeting of Billabong International Limited.

The meeting will commence at 10.00am on Tuesday, 28 October 2008 and will be held in the Surfers Paradise I & II Rooms at Conrad Jupiters, Broadbeach Island, Broadbeach, Queensland.

A Notice of Meeting, Explanatory Memorandum and Proxy Form are enclosed with this invitation. These documents, together with Billabong International Limited's 2007/08 Full Financial Report and Shareholder Review, are available on the Billabong corporate website www.billabongbiz.com. In accordance with recent legislative changes, only those shareholders who have elected to receive a Full Financial Report or Shareholder Review will receive a copy by mail.

If you are attending the meeting, please bring this letter with you to assist us to process your registration efficiently. If you are unable to attend, you may appoint a proxy to vote for you at the meeting by completing the attached Proxy Form. If you intend to appoint a proxy, please return the completed proxy form in accordance with the directions on the form by 10.00am on Sunday, 26 October 2008.

Your Directors look forward to seeing you at this meeting.

Yours sincerely

TED KUNKEL
Chairman

PLEASE BRING THIS LETTER TO THE ANNUAL GENERAL MEETING FOR REGISTRATION

AGM REGISTRATION The 2008 Annual General Meeting of Billabong International Limited is to be held on Tuesday, 28 October 2008 at 10.00am in the Surfers Paradise I & II Rooms at Conrad Jupiters, Broadbeach Island, Broadbeach, with registration commencing at 9.00am.

BILLABONG 2008 ANNUAL GENERAL MEETING

The Billabong International Limited 2008 Annual General Meeting will be held in the
Surfers Paradise Rooms I & II at Conrad Jupiters
Broadbeach Island, Broadbeach, Qld
Tuesday, 28 October 2008 at 10:00am



CONRAD JUPITERS –
HOTEL FLOOR PLAN, CASINO LEVEL
www.conradjupiters.com.au
MAIN CASINO LEVEL
DOWNSTAIRS JUPITERS THEATRE
(TAKE ESCALATOR TO UPPER LVLL CASINO)
MONORAIL & WALKWAY TO GCCEC
NORTH ATRIUM EXIT
LIFTS
SOUTH ATRIUM EXIT
JUPITERS COVE/CIRCULAR TERRACE
ZEN CHINESE CUISINE
SPINNERS CAFE
FOOD FANTASY
STAIRCASE
ATRIUM BAR
HOTEL LIFTS
PARADISE GIFTS
CAR PARK LIFTS
THE PRINCE ALBERT ENGLISH PUB
OUTDOOR POOL AREA
LA COCO
FOYER
NEWSAGENCY
MAIN ENTRANCE
CONCIERGE & TOUR DESK
ESCALATOR TO LOBBY LEVEL
STAIRS DOWN TO BANK TELLER & CARPARK
BOOMGATES
ENTRY
BROADBEACH
SOUTHPORT III
SOUTHPORT II
SOUTHPORT I
GOLD COAST
SURFERS PARADISE III
SURFERS PARADISE II
SURFERS PARADISE I
COOLANGATTA
GALLERY
1. EVENT SERVICES MANAGER
2. EVENT SERVICES ADMIN
PAVILION TERRACE
PAVILION LAWNS
CARPARK
TENNIS COURT
PAVILION MARQUEE
CONRAD JUPITERS
Feel the Rhythm

Parking is available on site at Conrad Jupiters.



Billabong
International
Limited
ABN 17 084 923 946

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY MEMORANDUM



Billabong International Limited
ABN 17 084 923 946

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of shareholders of Billabong International Limited will be held at Conrad Jupiters, Surfers Paradise Rooms I and II, Broadbeach Island, Broadbeach, Queensland at 10.00 a.m. on Tuesday 28 October 2008.

ORDINARY BUSINESS

Financial Report and Directors' and Audit Reports

To receive and consider the Financial Report, including the Directors' Declaration, for the year ended 30 June 2008 and the related Directors' Report and Audit Report.

Re-election of Directors

1. Mrs. Margaret Jackson retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution and, being eligible, offers herself for re-election.

2. Mr. Anthony Froggatt having been appointed as a Non-Executive Director on 21 February 2008, retires in accordance with Article 6.3 (i) of the Company's Constitution and, being eligible, offers himself for re-election.

Remuneration Report

3. That the Remuneration Report for the year ended 30 June 2008 be adopted.
(Note: the vote on this resolution is advisory only and does not bind the Directors or the Company).

SPECIAL BUSINESS

Approval and Adoption of Executive Performance and Retention Plan (EPRP)

4. To approve and adopt the Executive Performance and Retention Plan, the terms and conditions of which are summarised in the Explanatory Memorandum accompanying this Notice of Meeting, and to approve the issue of equity securities under the Executive Performance and Retention Plan for all purposes, including ASX Listing Rule 7.2, Exception 9.

Award of Share Options to Executive Directors under the Executive Performance and Retention Plan

5. To approve the grant of up to 629,007 options to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance and Retention Plan and the issue of shares on the exercise of those options for the purposes of ASX Listing Rule 10.14.

6. To approve the grant of up to 524,170 options to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance and Retention Plan and the issue of shares on the exercise of those options for the purposes of ASX Listing Rule 10.14.



Billabong International Limited
ABN 17 084 923 946

Awards to Executive Directors under the Executive Performance Share Plan

7. That the award of up to 71,704 fully paid ordinary shares, for no consideration, to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2009 be approved for the purposes of ASX Listing Rule 10.14.

8. That the award of up to 62,020 fully paid ordinary shares, for no consideration, to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2009 be approved for the purposes of ASX Listing Rule 10.14.

By Order of the Board
MARIA MANNING
COMPANY SECRETARY

Voting Exclusion Statement

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by any director of the entity (except those directors who are ineligible to participate in any employee incentive scheme in relation to the entity) and any of their associates in relation to resolutions 4, 5, 6, 7 and 8.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

If you are unable to attend and vote at the meeting and you wish to appoint a person who is attending as your proxy, please complete the enclosed form of proxy. This form must be received by the Company or the Company's share registry, Computershare Investor Services Pty Ltd, by 10:00 a.m. on Sunday 26 October 2008.

The completed form of proxy may be:

- Mailed to the Company at PO Box 283, Burleigh Heads, Queensland, 4220; or
  Faxed to the Company at +61 7 5589 9654; or
  E-mailed to secretary@billabong.com.au; or

- Mailed to the Company's share registry, Computershare Investor Services Pty Ltd, at Level 19, CPA Building, 307 Queen Street, Brisbane, Queensland, 4000; or
  Faxed to Computershare Investor Services Pty Ltd on + 61 7 3237 2152; or

- Submitted online to the Company's share registry by visiting the website, www.investorvote.com.au. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) and PIN as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website.

Further details in respect of the resolutions to be put to the meeting are set out in the accompanying Explanatory Memorandum.

The time for the purposes of determining voting entitlements pursuant to regulation 7.11.37 of the Corporations Regulations will be 7:00 p.m. on Sunday 26 October 2008.



Billabong International Limited
ABN 17 084 923 946

EXPLANATORY MEMORANDUM

Financial Report and Directors' and Audit Reports

As required by Section 317 of the *Corporations Act 2001 (Cth)*, the Financial Statements for the financial year ended 30 June 2008 together with the statement and report by the Directors and the report by the auditor will be laid before the meeting. Members will be provided with the opportunity to ask questions about the reports and the management of the Company. However, there will be no formal resolution put to the meeting in relation to this matter.

Resolutions 1 and 2 - Re-election of Directors

Mrs. Margaret Jackson retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution. Mrs. Jackson has been a Non-Executive Director of the Company since 4 July 2000. Being eligible, Mrs. Jackson offers herself for re-election.

Mr. Anthony Froggatt having been appointed as a Non-Executive Director on 21 February 2008, retires in accordance with Article 6.3 (i) of the Company's Constitution and being eligible, Mr. Froggatt offers himself for re-election.

The Board (in each case, in the absence of the relevant director) unanimously recommends that shareholders vote in favour of the re-election of Mrs. Jackson and Mr. Froggatt.

Resolution 3 - Remuneration Report

Section 250R of the *Corporations Act 2001 (Cth)* requires that the Company's members vote on whether or not the Remuneration Report should be adopted. This vote is advisory only and the outcome will not be binding on the Board.

The Remuneration Report is set out on pages 9 to 21 of the Directors' Report in the Company's 2007/08 Full Financial Report. The report:

- explains the Company's remuneration reward framework for its senior managers;
- discusses how the remuneration reward framework aligns reward with achievement of strategic and financial objectives and creation of value for shareholders;
- sets out remuneration details for each director and for the Company's senior management team;
- provides details on all equity instruments provided as remuneration to each director of the Company and its senior managers; and
- details major provisions of service agreements between the Company and the senior management team.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of resolution 3.



Billabong International Limited
ABN 17 084 923 946

Resolutions 4, 5 and 6 – Executive Performance and Retention Plan (EPRP)

The Company recently established the Billabong International Limited Executive Performance and Retention Plan (EPRP), which is designed to facilitate the retention of key executives of the Company.

(a) *Overview of Listing Rules and approvals sought*

In summary, ASX Listing Rule 7.1 prohibits an entity from issuing more than 15% of its securities in any twelve (12) month period without obtaining shareholder approval, unless an exception applies.

ASX Listing Rule 7.2, Exception 9, provides that securityholder approval is not required for an issue under an employee incentive scheme if, within three (3) years before the date of issue, holders of ordinary securities have approved the issue of securities under the scheme as an exception to Listing Rule 7.1.

ASX Listing Rule 10.14 provides that an entity must not permit a director to acquire securities under an employee incentive scheme without shareholder approval.

Accordingly:

- Resolution 4 seeks shareholder approval, pursuant to Listing Rule 7.2, Exception 9 to grants of options and the issue of the underlying shares on exercise of those options under the EPRP as an exception to Listing Rule 7.1; and
- Resolutions 5 and 6 seek shareholder approval for grants of options (and the issue of shares on the exercise of those options) to the Company's Executive Directors, Mr. Derek O'Neill and Mr. Paul Naude.

Separately, resolution 4 also seeks approval for the adoption of the EPRP itself. While such approval is not required under Australian law (as the Board has power to implement employee and executive equity plans from time to time) it is necessary to ensure that the Company complies with all applicable requirements under Californian securities law (where a relevant participating executive is located).

(b) Components of executive remuneration

Billabong's current executive reward framework comprises the following remuneration components:

(i) Fixed remuneration - guaranteed annual payments, which reward individuals for performing their day-to-day duties.

(ii) Short-term incentives (STI) - rewards individuals for the achievement of short-term goals over a twelve (12) month period. Part of the STI is linked to individual performance, taking into consideration factors such as divisional/regional budgets, personal objectives and other key performance indicators (KPI's). The remaining part is linked to the financial performance of the Company.

(iii) Long-term incentives (LTI) - aims to align the interests of executives and shareholders. LTI is delivered in the form of performance shares (or rights in some jurisdictions) under the Executive Performance Share Plan (EPSP) and is linked to the achievement of specific Earnings Per Share (EPS) targets over a performance period of three (3) years.


Billabong
International
Limited
ABN 17 084 923 946

While the executive reward framework has assisted in the retention, reward and motivation of executives, the Board identified a need to retain a select group of executives who they consider to be instrumental in the growth of Billabong over the next five (5) years. Over the past twelve (12) months a review of the executive reward framework was conducted with the assistance of external consultants. The EPRP was implemented as a result of that review. The EPRP is designed to facilitate the retention of five (5) key executives:

- Derek O'Neill - Chief Executive Officer
- Paul Naude - General Manager North America
- Craig White - Chief Financial Officer
- Franco Fogliato - General Manager Europe
- Shannan North - General Manager Australasia

The Board has identified these five (5) key executives to participate in the EPRP as it believes retention of these individuals will be crucial in achieving the challenging growth targets set by the Company, over the coming five (5) year period.

It is proposed that in order to lock-in and effectively reward these five (5) executives, and to focus the executives on sustained share price growth through the introduction of a stretch TSR target, a one-off tailored plan is required that provides high potential reward but with a retention focus.

(c) Overview of the EPRP and proposed terms of grant

The below diagram provides an overview of the EPRP:


1 July 2008 (commencement of performance period)
30 June 2011
30 June 2012
30 June 2013
Options vest at the 5th anniversary of grant
Absolute TSR required to earn and "bank" options until 5th anniversary of grant Relative of TSR performance hurdle measured from 1 July 2008 to 30 June 2011, 2012 and 2013 respectively
80% TSR achieved at any time during prior 3 years + above median TSR performance achieved against comparator group of companies
100% TSR achieved at any time during prior 4 years + above median TSR performance achieved against comparator group of companies
120% TSR achieved at any time during prior 5 years + above median TSR performance achieved against comparator group of companies
Contribution to bank if TSR hurdles achieved
1/3 of total option grant
2/3 of total option grant
All options earned

The key features of the EPRP are summarised below:

1. **Eligibility**: Five (5) key executives as determined by the Board: Derek O'Neill, Paul Naude, Craig White, Franco Fogliato and Shannan North. Eligibility will be in addition to their current participation in the EPSP and the STI plans.

2. **Award Structure**: Participants will be offered an award of options, which on exercise, will entitle them to receive an ordinary Billabong share, provided the specified performance hurdles are met. The exercise price is to be set at the time of grant.



Billabong International Limited
ABN 17 084 923 946

3. **Exercise Price**: The exercise price for the options will be the five (5) day volume weighted average price of the Company's shares up to the date of grant.

4. **Vesting Period**: Options will vest at the fifth anniversary of grant subject to meeting absolute and relative TSR performance hurdles.

5. **Performance Period (Date of commencement and length of period)**: Proposed date of commencement of the performance period is 1 July 2008 and the performance hurdles will be measured at each respective testing date.

6. **Performance Hurdles**:
   - A 'gateway' relative TSR hurdle of above median of a custom comparator group of companies over the five (5) year performance period, measured from start of performance period to end of year five (5), using a start share price averaged over a twenty-one (21) day trading period (ten (10) trading days either side and including 1 July 2008) and end average share price over a twenty (20) trading day period.
   - Absolute TSR hurdle with a 120% target to be achieved at any point over the five (5) year performance period, using a start share price averaged over a twenty-one (21) day trading period (ten (10) trading days either side and including 1 July 2008) and end average share price over a twenty (20) trading day period.

7. **Relative TSR Comparator Group**: ASX 100 companies at the start of the performance period (excluding companies that fall under the GICS industry name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining'). The Board has the discretion to adjust this comparator group to take into account events including, but not limited to, takeovers or mergers that might occur during the performance period.

8. **Early Banking Opportunity**: One third of total options granted can be banked (i.e. satisfy the appropriate performance hurdles, although the continued employment condition must still be satisfied) at the third anniversary of grant:
   - if the Company TSR is above median against the comparator group of companies when measured from the start of the performance period to end of year three (3); and
   - if a TSR target of 80% is achieved, at any point between the start of the performance period and the end of year three (3).

   Two thirds of total options granted can be banked at the fourth anniversary of grant:
   - if the Company TSR is above median against the comparator group of companies when measured from the start of the performance period to end of year four (4); and
   - if a TSR target of 100% is achieved, at any point between the start of the performance period and the end of year four (4).

   TSR will be measured using a start share price averaged over a twenty-one (21) day trading period (ten (10) trading days either side and including 1 July 2008) and a twenty (20) trading day end average share price.

9. **Cessation of Employment**: Options lapse if the participant ceases employment prior to the end of the performance period, unless they cease employment due to death, permanent disability or other such special circumstances that the Board may determine. In such cases awards would vest subject to performance measured against the applicable hurdles and be pro-rated to the portion of the performance period elapsed.

10. **Term of Options and Disposal Restrictions**: Any options that have not vested at the fifth anniversary of grant will lapse. Vested options expire seven (7) years after grant (i.e. there is a two (2) year exercise window).

11. **Share Disposal Restrictions**: Disposal restrictions will not apply to shares allocated on exercise of the options. However, shares may only be sold during a trading window, in accordance with the Billabong Securities Trading Policy.



Billabong International Limited
ABN 17 084 923 946

12. **Change of Control, Participation in Capital Restructures, Rights and Bonus Issues**: In the event of a change of control or takeover, TSR performance will be tested at the point change of control or takeover occurs and one third, two thirds or all of the grant will vest if both the absolute TSR performance and the relative TSR performance target have been achieved within the respective time frame.

    In the event of a bonus issue, reorganisation of capital or other corporate action, the Board may adjust the number of options to which each participant is entitled, or any amount payable on exercise of an option, or both as appropriate, in the manner determined by the Board to ensure that no advantage or disadvantage occurs for the participant as a result of such corporate action.

13. **Satisfaction of Awards, Source of Shares**: The Board will have discretion to allow options to be settled with newly issued shares or shares purchased on market. A trust may be used to assist in this process.

14. **Dividends and Voting Rights**: Options will not attract dividends and voting rights until the options vest and are exercised, and shares are allocated.

15. **Life of Plan**: The EPRP will terminate ten (10) years after it is adopted by shareholders.

16. **Non-Australian Residents**: The Board has the discretion to alter the terms of the EPRP to have regard to the overseas laws. Accordingly, the Board is proposing to implement a specific French subplan for awards made in France, with the same performance hurdles and award structure, to address issues raised by the French Commercial Code.

17. **Award Quantum**: Awards will be expressed as a number of options (rather than a dollar value of shares). The number of options to be granted in total to the five (5) key executives will be equivalent to 1% of the issued share capital at the date of grant. That number of options will be divided as follows: 30% to Derek O'Neill, 25% to Paul Naude, and 15% each to Craig White, Shannan North and Franco Fogliato. While the actual number of options to be granted will be determined as a result of this formula, the maximum number of options that may be granted to Derek O'Neill is 629,007 options and the maximum number of options that may be granted to Paul Naude is 524,170 options.

18. **Proposed Timing of Grants**: All grants will be made following approval of shareholders at the Annual General Meeting.

Design Rationale

The rationale for the above design is as follows:

- The five (5) year vesting period encourages retention of key executives, over the period of the five (5) year strategic plan.
- The stretch absolute TSR performance target should focus executives on significantly growing the business in line with the strategic plan and generating strong returns for shareholders.
- The relative TSR gateway ensures that executives are only rewarded for the absolute TSR performance if they are also in the "top half" of ASX 100 (excluding companies that fall under the GICS Industry name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining') performers at the time performance is tested.
- Although vesting occurs at the fifth anniversary from the date of grant, participants have the opportunity to "bank" early. The banking approach has the following benefits:
    - The possibility that executives will have "skin in the game" from year three (3) which will result in a substantially increased retention impact; and
    - Rewards for "early" high TSR performance but, due to the continued employment requirement and the delivery vehicle being share options, this encourages sustained share price performance throughout the five (5) year period.



Billabong International Limited
ABN 17 084 923 946

Additional Information

It is proposed that the maximum number of options to be granted to each of the executives would be as follows:

- 629,007 options would be granted to Derek O'Neill;
- 524,170 options would be granted to Paul Naude; and
- 314,503 options would be granted to each of Craig White, Shannan North and Franco Fogliato.

This maximum number has been determined by assuming an issued share capital of 209,668,563 as at the grant date calculated as follows:

Issued share capital as at 26 September 2008	207,437,563
Estimated number of new shares to be issued as at 24 October 2008 pursuant to a 50% underwritten Dividend Reinvestment Plan	2,231,000
TOTAL	209,668,563

The actual number of options granted will be based on the Company's issued share capital at the date of grant (as described in point 17 above) and may be less than the numbers above.

As each option represents an entitlement to one share (subject to satisfaction of the performance conditions) the number of shares which may be acquired by the Executive Directors is equal to the number of options granted.

Of the five (5) executives only Mr. Derek O'Neill and Mr. Paul Naude are the subject of resolutions 5 and 6.

Mr. Derek O'Neill and Mr. Paul Naude are the only directors entitled to participate in the EPRP.

The EPRP is a new plan and no options have been granted yet. It is intended that the options will be granted shortly after the Annual General Meeting and no later than twelve (12) months after the Annual General Meeting.

Each of the Non-Executive Directors of the Company recommends that shareholders vote in favour of these resolutions.

Resolutions 7 and 8 - Awards to Executive Directors under the Executive Performance Share Plan (EPSP)

The establishment of the Billabong International Limited Executive Performance Share Plan was approved by shareholders at the Company's Annual General Meeting on 22 October 2004. The Plan is designed to provide an incentive for executives to achieve above average performance over the medium term in the Company's businesses. Under the Plan, Directors of the Company are able to make an award of fully paid ordinary shares in the Company to selected Billabong executives. The shares remain in the possession of the trustee of the Plan pursuant to the provisions of the Billabong Executive Performance Share Plan Trust Deeds and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved. Participants are not required to pay for the performance shares.

As advised to shareholders at previous Annual General Meetings the Directors expect to make annual awards of performance shares under the Plan to the Executive Directors. Any performance shares issued to Executive Directors requires approval of shareholders under ASX Listing Rule 10.14 including shares issued under the Plan.

The Board proposes to make an award of performance shares to each of Mr. Derek O'Neill, the Chief Executive Officer of the Company and Mr. Paul Naude, the General Manager, Billabong North America. It is proposed that the relevant performance shares be issued within three (3) months of shareholder approval.



Billabong International Limited
ABN 17 084 923 946

The performance shares will be issued in two (2) tranches to each of Mr. O'Neill and Mr. Naude. The following criteria will apply to each tranche:

Tranche 1:

a) if annual compound earnings per share (EPS) growth is less than 10%, no performance shares will vest;

b) if annual compound EPS growth is equal to 10%, 50% of the shares awarded will vest. If annual compound EPS growth is greater than 10% but less than 12.5%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 100%;

c) if annual compound EPS growth is equal to or greater than 12.5%, 100% of the shares awarded will vest.

Tranche 2:

a) if annual compound EPS growth is less than or equal to 12.5%, no performance shares will vest;

b) if the annual compound EPS growth is greater than 12.5% but less than 15.0%, the proportion of performance shares vesting will be increased on a pro-rata basis between 1% and 100%;

c) if the annual compound EPS growth is equal to or greater than 15.0%, 100% of the performance shares awarded will vest.

Tranche 2 as identified above is intended to reward superior performance against the performance criteria. The performance criteria for both tranches apply to Billabong's EPS growth for the three (3) financial years from 1 July 2008 to 30 June 2011 compared to the financial year ended 30 June 2008.

The number of performance shares available to each of Mr. O'Neill and Mr. Naude is as follows:

Mr. O'Neill:
Tranche 1: 59,753 shares
Tranche 2: 11,951 shares

Mr. Naude:
Tranche 1: 51,683 shares
Tranche 2: 10,337 shares

A summary of the major provisions of the rules of the Executive Performance Share Plan can be viewed on the Company's website www.billabongbiz.com.

Mr. O'Neill and Mr. Naude are the only directors entitled to participate in the EPSP.

At the 2007 Annual General Meeting shareholders approved a grant of 56,363 performance shares to Mr. O'Neill and a grant of 48,745 performance shares to Mr. Naude. Those performance shares were granted on 30 November 2007, at no cost to either Executive Director, in accordance with the terms approved by shareholders.

It is intended that the relevant performance shares will be issued within three (3) months of the Annual General Meeting, and no later than twelve (12) months after the Annual General Meeting.

The Company will bear the full cost of the grant of performance shares. There is no loan or other repayment required in respect of the grant of the performance shares. That is, as noted above, Mr. O'Neill and Mr. Naude will not be required to pay for the performance shares granted to them.



Billabong International Limited
ABN 17 084 923 946

Each of the Non-Executive Directors of the Company recommends that shareholders vote in favour of these resolutions.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by any director of the entity (except those directors who are ineligible to participate in any employee incentive scheme in relation to the entity) and any of their associates in relation to resolutions 4, 5, 6, 7 and 8.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction of the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.



Billabong International Limited

ABN 17 084 923 946

000001 000 BBG
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

 **Online:**
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:

(within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000

Proxy Form

 Vote online 24 hours a day, 7 days a week:

www.investorvote.com.au

☑ Cast your proxy vote ☑ Review and update your securityholding	*Your secure access information is:* **Control Number: 999999** **SRN/HIN: I9999999999** **PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10.00am (AEST) Sunday 26 October 2008

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, please mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. Do not write the name of the issuer company or the registered securityholder in the space.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item without specifying the portion of your voting rights to be voted on each (see instructions below), then your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: This form must be signed in accordance with section 127 of the Corporations Act 2001 or the company's constitution.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE, or turn over to complete the form 

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.



I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Billabong International Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Billabong International Limited to be held at Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, Queensland at 10.00am Tuesday, 28 October 2008 and at any adjournment of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
ORDINARY BUSINESS				
1.	Re-election of Mrs. Margaret Jackson as a Director	☐	☐	☐
2.	Re-election of Mr. Anthony Froggatt as a Director	☐	☐	☐
3.	Adopt the Remuneration Report for the year ended 30 June 2008	☐	☐	☐
SPECIAL BUSINESS				
4.	Approve and adopt the Executive Performance and Retention Plan	☐	☐	☐
5.	Approve the grant of up to 629,007 options to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance and Retention Plan	☐	☐	☐
6.	Approve the grant of up to 524,170 options to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance and Retention Plan	☐	☐	☐
7.	Approve the award of up to 71,704 fully paid ordinary shares to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance Share Plan	☐	☐	☐
8.	Approve the award of up to 62,020 fully paid ordinary shares to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance Share Plan	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Contact Name ____________________ **Contact Daytime Telephone** ____________________ **Date** ___/___/___





BILLABONG INTERNATIONAL LIMITED 07–08 SHAREHOLDER REVIEW



CONTENTS




Billabong
KUSTOM
dylan

Detailed information on the financial performance of Billabong International Limited and the remuneration of senior executives is available in the Full Financial Report 2007-08 located on the Company's website (www.billabongbiz.com).



2

CHAIRMAN'S REPORT

The 2007-08 financial year was a period in which the Company continued to experience growth in sales, margins, profitability and market share. These are, and will continue to be, the internal business metrics on which management is focused and rewarded. However, a number of external factors, principally the unsettled global macro economic environment and a strong Australian dollar, influenced the Company's reported performance. Through all of this, the Company delivered strong underlying growth in net profit after tax to cement its place as one of the most consistent, long term performers on the Australian Securities Exchange (ASX). Such growth is testament to the strength of the Group's products and brands and the performance of its people.

A range of external parties recognised the Group's performance through the year. The United States-based Surf Industry Manufacturers' Association (SIMA) awarded Billabong Girls the titles of Women's Apparel Brand of the Year and Women's Marketing Campaign of the Year, while Billabong Mens was awarded Environmental Product of the Year for its recycled boardshorts. The SIMA awards also recognised the Nixon 51-30 watch as the Accessory Product of the Year and the Xcel Infiniti Drylock as the Wetsuit of the Year. Among other awards, the Global Habbo Youth Survey of 58,000 teens in 31 countries identified Billabong as one of the world's top clothing brands, the International Council of Shopping Centres acknowledged Billabong as one of the world's 'hottest retailers' and the Australian Surfing Awards recognised Billabong as the inaugural winner of the Surf Industry Award for its environmental initiatives.

External judgement of performance also extended to the Group's monitoring of third party contractors in its supply chain through the continued application of Social Accountability International's SA8000 workplace compliance program. Similarly, the Group joined the Continuous Improvement in Central American Workplaces Initiative and extended its support of key social and environmental groups and causes including SurfAid International and its progressive schools program. The Group also continued to voluntarily measure, independently verify and publicly disclose its global carbon footprint, some details of which can be found in this Shareholder Review. This is one of a suite of measures designed to improve overall environmental performance.

The 2007-08 year saw some strengthening of the Group's Board of Directors with the appointment of Tony Froggatt as a Non-Executive Director. Tony is a former chief executive officer of brewer Scottish and Newcastle PLC and a current board member of a number of prominent Australian public companies. His vast international business and brand management experience is a valuable and welcome addition to the Billabong Group.

After the close of the financial year, the Board approved the introduction of a dividend reinvestment plan ahead of the payment of the final dividend on 24 October 2008. Shareholders should note that ongoing dividends are likely to be partially unfranked. This follows the growing internationalisation of the Group's business and the consequent reduction in its Australian tax credits.

This growth of the Group's international business, which has seen the revenue contribution from the Group's Australian operations fall below 20% for the first time ever, has provided something of a natural hedge to the Company by minimising its exposure to any single territory or regional economic fluctuation. It has also led to the growth of the Company's international employee numbers and I take this opportunity to thank all employees for their contribution to the Group's performance. Finally, on behalf of the Board of Directors, I thank all shareholders for their continued support of the Billabong Group.

Ted Kunkel
Chairman

CEO'S REPORT

The strength of Billabong International Limited's multi-region, multi-brand business model was apparent in the 2007-08 financial year. Against a backdrop of slowing world economies and declining sentiment, the Company continued to experience strong underlying growth in all key markets. In constant currency terms, net profit after tax lifted 12.6% and Group sales revenues lifted 17.6% driven by growth of 16.1% in the Americas, 20.3% in Europe and 18.1% in Australasia. Other highlights included 19.9% growth in EBITDA on a constant currency basis and 10% growth in the full-year dividend.

The increased demand for the Group's products during the 2007-08 financial year saw the Company continue its expansion, particularly at an international level. Billabong International remains a leader within the boardsports sector, with clean boardsports-focused distribution, world class margins and strong product all key drivers of the business model. The Company is proud of its operational capabilities which allow it to service the wholesale customer account base in over 100 countries in which the Group's products are sold. While Billabong remained the largest brand within the Group, this year saw continued strong performance from the other brands within the portfolio, in both established and emerging territories.



The Group also increased its owned retail presence and at the end of the period owned 242 stores around the world. Billabong International continues to look at retail as an option to get product in front of the end consumer in regions that are underdeveloped or under-serviced by the available customer account base.

Over past years the Company has followed a carefully executed strategy of acquiring a portfolio of brands that are the leader, or have the potential to be the leader, in all categories sold within the boardsports channel. Previously acquired brands such as Nixon and Element, for example, are not only the leading brands internationally in their respective categories, but also have strong margins which add to the Group. This past financial year has seen a number of additions to the Group which will add to the strength and positioning within both the wholesale and retail channels.

At the beginning of the financial year the Group's formerly licensed business in South Africa was converted to a Company-owned operation, which accounted for much of the growth in the Australasian region. Hawaiian-based wetsuit brand Xcel, a multiple winner of the Surf Industry Manufacturer's Association wetsuit of the year title, was acquired in September 2007 and integrated into the Group. This was followed in December 2007 by the acquisition of the Australia-based Tigerlily brand, marking the Group's first purchase of a brand focused solely on the girls market. Towards the close of the reporting period, the 13-door Quiet Flight retail business based on the east coast of the United States was also acquired. Following the close of the reporting period, the Group also acquired the California-based Sector 9 skateboard brand and conditionally agreed to acquire the Oregon-based DaKine technical boardsport accessories brand. The acquisitions are part of a longer-term strategy to build a portfolio of some of the strongest brands in the industry - brands that not only lead their category in their home market, but also offer international growth appeal. The building of this brand portfolio is now largely complete.

Product innovation remained a key driver of growth and I congratulate the Group's design teams for their commitment, drive and passion for each of the brands. It was pleasing to note that the introduction of a range of boardshorts made from recycled plastic bottles was well received by consumers. This resulted in the extension of the range and heightened investment in future environment-friendly projects. This is in addition to the Group's ongoing commitment to voluntarily measuring, independently verifying and publicly reporting its global carbon footprint. For the 2007-08 financial year the footprint was measured against both the Australian Government's National Greenhouse and Energy Reporting Act 2007 and, where appropriate, the Greenhouse Gas Protocol. The Group remains committed to reducing its emissions and remains well under the threshold for mandatory reporting.

Overall, the 2007-08 financial year demonstrated the ongoing demand for the Group's brands, the commitment and depth of its staff and the resilience of its global business. The Group enters the new financial year with good momentum and remains confident that it will retain its place as one of the most consistent, long term performers on the ASX and a leader in the global boardsports market.

Derek O'Neill
Chief Executive Officer


TAMAROA



FINANCIAL HIGHLIGHTS


BILLABONG INTERNATIONAL
CONSOLIDATED NPAT
$MILLIONS
JUN 04
JUN 05
JUN 06
JUN 07
JUN 08

NPAT GROWTH (NET PROFIT AFTER TAX)

5.5%	REPORTED
12.6%	CONSTANT CURRENCY

SALES REVENUE GROWTH

10.2%	REPORTED
17.6%	CONSTANT CURRENCY

EBITDA GROWTH

12.7%	REPORTED
19.9%	CONSTANT CURRENCY

EPS GROWTH

5.5%	REPORTED
12.6%	CONSTANT CURRENCY

NPAT
$176.4 MILLION

SALES REVENUE
$1.35 BILLION

EBITDA
$292.0 MILLION

EPS
↑5.5%

ORDINARY FULLY FRANKED DIVIDEND 55.5 cents (FULL YEAR)↑10%

Billabong International Limited - Year ended 30th June

	AIFRS* FY 2007-8	AIFRS* FY 2006-7	AIFRS* FY 2005-6	AGAAP* FY 2004-5	AGAAP* FY 2003-4	AGAAP* FY 2002-3
Income statement ($million)						
Third Party Sales	1,347.6	1,222.9	1,018.2	840.7	674.7	622.9
EBITDA	292.0	259.1	235.2	197.3	144.1	125.3
Depreciation	(27.1)	(21.4)	(14.4)	(8.7)	(8.1)	(6.7)
EBITA	264.9	237.7	220.8	188.7	136.0	118.6
Amortisation	(0.1)	(0.4)	(1.2)	(1.3)	(2.9)	(2.6)
EBIT	264.8	237.3	219.6	187.4	133.1	116.0
Net Interest Expense	(19.2)	(15.5)	(6.6)	(3.7)	(5.2)	(7.1)
Profit Before Income Tax	245.6	221.8	212.9	183.7	127.9	108.9
Income Tax Expense	(69.3)	(54.2)	(67.3)	(58.4)	(40.9)	(32.7)
Profit for the Year	176.3	167.6	145.7	125.2	87.0	76.2
Minority Interest	0.1	(0.4)	0.2	0.0	0.0	0.0
Profit Attributable to Members of Billabong International Limited	176.4	167.2	145.9	125.2	87.0	76.2
Basic Earnings per Share	85.7 cents	81.2 cents	70.8 cents	61.0 cents	43.0 cents	38.1 cents
Dividend per Share	55.5 cents	50.5 cents	44.0 cents	38.0 cents	26.5 cents	23.5 cents

* Historical results of Billabong International Limited (BBG) as a listed entity on the Australian Securities Exchange. BBG listed on 11/8/2000.

FINANCIAL OVERVIEW

Net profit after tax for the year ended 30 June 2008 was $176.4 million, an increase of 12.6% in constant currency terms (5.5% in reported terms) over the 2006-07 financial year. Ignoring one-off tax benefits ($7.8 million) in the prior year, underlying constant currency net profit after tax growth was 18.5%.

Reported net profit after tax was significantly impacted by a strong appreciation in the AUD against the USD, with an average full-year rate of US89.6 cents compared to the prior average full-year rate of US78.4 cents, and to a lesser extent an appreciation in the AUD against the Euro.

Sales revenue of $1,347.6 million, excluding third party royalties, represented an increase of 17.6% in constant currency terms (10.2% in reported terms) over the prior year. At a segment level, in constant currency terms, sales revenue in Australasia increased 18.1%, the Americas increased 16.1% and Europe increased 20.3% over the prior year.

Consolidated gross margins remained strong and strengthened to 54.9% compared to the prior year's 53.3%.

EBITDA increased to $292.0 million, an increase of 19.9% in constant currency terms (12.7% in reported terms) over the prior year. The Europe segment was a highlight, with EBITDA growth of 36.7% in constant currency terms.

The consolidated EBITDA margin of 21.7% increased by 0.5% compared to that of the prior year of 21.2%, principally due to segment mix with strong EBITDA growth and improving margins in Europe, and to a lesser degree Australasia, partially offset by slightly lower margins in the Americas.



Australasia

In constant currency terms, Australasian sales revenue was up 18.1% to $412.7 million and EBITDA increased by 17.5% to $110.1 million. EBITDA margins were slightly higher at 26.7% compared to 26.4% in the prior year, reflecting the segment's changing regional mix, a full 12 months of the Amazon retail business and the first time inclusion of sales from South Africa.

In AUD terms, sales revenue in Australasia increased 16.7% to $412.7 million and EBITDA increased 18.1% to $110.1 million.

Sales revenue growth in local currencies was particularly strong in New Zealand, Japan and Asia, with the latter territory delivering strong EBITDA growth following a period of investment.

Americas

Sales revenue increased 16.1% to US$557.1 million (up from US$479.7 million) and EBITDA rose 16.0% to US$100.8 million (up from US$86.7 million). EBITDA margins were slightly lower at 18.1% compared to 18.5% in the prior year, partially due to growing contributions from the lower margin South American business.

In AUD terms, sales revenue in the Americas increased 2.6% to $620.5 million and EBITDA of $112.0 million was 0.1% higher than the prior year.

Strong double digit sales revenue growth in constant currency terms was achieved in all regions of the Americas.

Europe

Sales revenue increased 20.3% to €191.0 million (up from €158.8 million) and EBITDA rose 36.7% to €41.2 million (up from €30.2 million). EBITDA margins lifted to 21.6%, up from 19.0% in the prior year, driven by a combination of operational synergies and product purchasing benefits due to the stronger Euro against the USD.

In AUD terms, sales revenue in Europe was $314.4 million, an 18.8% increase, and EBITDA showed strong growth of 35.2% to $68.0 million.

Italy and Germany both recorded strong double digit sales revenue growth, while trading conditions in the United Kingdom remained difficult.

Europe's strong sales revenue and EBITDA result demonstrates continued strong business performance and positions the region well for the 2008-09 financial year.

SALES REVENUE



A$MILLIONS
$349.3
$412.7
2007
2008
AUSTRALASIA



US$MILLIONS
$479.7
$557.1
2007
2008
AMERICAS



€MILLIONS
€158.8
€191.0
2007
2008
EUROPE

BILLABONG.

Billabong remained one of the world's premier, authentic boardsports brands.

The brand maintained its sponsorship of 4 of the 11 Association of Surfing Professionals World Championship Tour (WCT) events for men and 2 of the 8 events on the women's WCT. Billabong-sponsored athletes finished in 3 of the top 6 places on the 2007 men's WCT and 2 of the top 8 on the women's WCT. Former world champion Mark Occhilupo retired from the WCT but retained his long-term association with Billabong.

Brand highlights for the year included the signing of junior surfer Tamaroa McComb, who went on to win a world junior title in France; the signing of big wave surfing pioneer Greg Long and US National School Surfing Association champion Granger Larsen; the launch of a junior surfing series in Indonesia; snowboarder Wolle Nyvelt winning a rider of the year title; the hosting of the Billabong Air&Style snowboarding event in Innsbruck, Austria; the re-signing of world snowboarding champion Jamie Anderson; the ongoing hosting of the Billabong Girls Get Out There surfing series; the launch of the SurfAid International Schools Program supported by Billabong; the launch of a range of boardshorts made from recycled plastic bottles; and the winning of a series of product and environmental awards around the world including the Surf Industry Manufacturer's Association (SIMA) Women's Apparel Brand of the Year for Billabong Girls and Environment Product of the Year for Billabong's Sonic Recycler boardshorts.

www.billabong.com




BILLABONG
Pipeline Masters
NORTH SHORE HAWAII








element
wind · water · fire · earth

Element remained a leading youth lifestyle brand, with global sales revenues and EBITDA both rising in the 2007-08 financial year. The brand, which has skateboarding at its roots and includes the Element men's range and the Element Eden girls' range, experienced a stronger second half in it largest market of North America and achieved double-digit sales growth in Europe and Australasia.

Element retained a strong media profile in the US, with athletes Bam Margera and Mike Vallely continuing to host high-rating television programs. The Element Advocate program, which profiles individuals making a positive impact on the world, expanded globally with good success. Element also launched a series of lighter and stronger high-performance skateboard decks utilising advanced new technology and re-launched its popular websites to provide enhanced interaction with its core market.

www.elementskateboards.com www.elementeden.com


POWER
TO
THE
PLAN







vonzipper

Von Zipper continued to evolve as a leading eyewear brand that infuses elements of music, art and fashion to reflect the style, attitude and individuality of the boardsports and general action sports sectors. At a global level, the brand experienced double-digit sales growth at improved margins. Product innovation remained a driver of the brand, with highlights including the introduction of the premium Feenom snow goggle range, men's retro surf trunks and a selection of artist-designed t-shirts. Von Zipper continued to receive widespread exposure, with its women's swimwear featuring on several magazine covers, its sunglasses remaining the eyewear of choice for a host of celebrities, the flagship VZ-Air Tahiti surfing trials at Teahupoo gaining international exposure after being held in 12-15-foot surf and sponsored athletes and entertainers representing the brand in their chosen fields.

www.vonzipper.com



NIXON

Nixon maintained its strong growth profile with a double-digit lift in sales to cement its place as the leader in the premium watch category within the boardsports channel. At a marketing level, Nixon signed iconic skateboarder Andrew Reynolds; singer Tristan Prettyman's single Hello had a strong debut on the US Billboard music charts; skateboarder Ryan Sheckler's Life of Ryan TV program was invited back for a third season on MTV; skateboarder Tony Hawk was named the favourite male athlete at the Nickelodeon Kids Choice Awards; and motorsport personality Travis Pastrana was crowned Rally America Champion for 2007 and winner of the X-Dance Best Film for 2008 for his film 199 Lives. At a product level, Nixon's 51-30 watch won the Surf Industry Manufacturers Association (SIMA) Best Accessory Product award and a National Geographic Adventure magazine Best of Gear award.

www.nixonnow.com





HONOLUA

SURF CO.



Honolua continued to build its visibility in the US and Australian surf channels and achieved strong sales in its home market of Hawaii. At a product level, Honolua maintained its development of environmentally-aware apparel utilising recycled plastic bottles and organic cottons. Honolua's heritage as a waterman-inspired brand was also supported by events such as ocean paddle races and surfing events respecting the history of the sport, as well as sponsored athletes participating in big-wave surf sessions and open-ocean paddling.

www.honoluasurf.com


HONOLUA


HONOLUA

KUSTOM

Surf footwear brand Kustom continued to build its presence in international markets, with new business established in regions including Indonesia and marketing initiatives being upgraded from regional activities to global events. Within existing markets, including the US and Australia, Kustom's open-toe business experienced healthy sales increases.

www.kustomfootwear.com


KUSTOM
KUSTOM


KUSTOM
KUSTOM

tigerlily

Tigerlily is a premium girls swimwear and apparel brand acquired in December 2007 and successfully integrated into the Group following the appointment of a general manager. Tigerlily enjoyed strong winter sales and completed development of its summer 2008 collection. Work is also close to completion on the development of a Tigerlily range of accessories in anticipation of a November 2008 launch.

www.tigerlilyswimwear.com.au









The Hawaii-based Xcel wetsuit brand was acquired in September 2007. It has been progressively integrated into the Group, resulting in the opening of new accounts in Australia, the establishment of Xcel in South Africa and the completion of preliminary work in preparation for the Company's launch of the brand in Europe in the 2008-09 financial year. Xcel's position as a category leader was acknowledged through the year with its second consecutive Surf Industry Manufacturers Association (SIMA) award for Wetsuit of the Year.

www.xcelwetsuits.com


XCEL


XCEL


XCEL


PALMERS

Palmers is a surf hardware brand specialising in the manufacture of surfboard wax and surfing accessories, including deck grips and legropes. The brand, which falls within the Group's Network Surf accessories division, remained a leader in the surf hardware category, particularly in its home market of Australia.

www.palmerssurf.com.au







RETAIL

The Group continues to sell into more than 10,000 doors globally. Among these is the Group's own retail presence, which lifted to 242 company-owned doors (from 193 at the close of the 2007-2008 first half) and contributed approximately 18% of Group sales revenues. The growth in store numbers, which was boosted by acquisitions, provides further opportunity for the Company's brands to be presented to consumers in areas where they are under-represented at a retail level. The Group has achieved good synergies through the central sourcing of store fitouts, thus lowering overall capital expenditure requirements. The Group's own portfolio of brands is increasingly providing a well rounded, compelling retail offer and the Company continues to review further international retail opportunities as they arise.



Amazon - New Zealand

The Group's own retail stores are operated under a range of branded concepts including:

Billabong

Premium youth inspired surf, skate and snow retailer located in iconic global destinations. Provides a showcase for the full range of Billabong products.

Element

A retail showpiece for the environment-conscious youth lifestyle brand. Provides a full vertical range of Element hardware, apparel and accessories.

Beachworks

A premier multi-branded boardsport retailer founded in Southern California and now expanding in various international destinations, including Europe and Japan.

beachculture

A beach-inspired, airport-based retail concept located in key domestic and international terminals in Australia and New Zealand.

Honolua

A multi-branded surf retailer with a dominant presence in its home market of Hawaii.

Amazon

A multi-branded retailer and the largest surf chain in New Zealand.

Quiet Flight

A leading US east coast surf retailer operating both multi-branded and single-brand stores.


LIVE!
VEGAS!
element
Billabong
Times Square - New York


Beachworks - UK


Orchard Road - Singapore


beachculture - Sydney


Honolua - Hawaii


KUSTOM

BOARD OF DIRECTORS

TED KUNKEL
(Non-Executive Chairman)

Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience. Appointed as a Non-Executive Director of Billabong International Limited on 19 February 2001 and Non-Executive Chairman on 14 January 2005. He is also Chairman of the Nominations Committee and member of the Human Resource and Remuneration and Audit Committees.

DEREK O'NEILL
(Executive Director)

Derek O'Neill was appointed as an Executive Director on 5 March 2002 and Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.

TONY FROGGATT
(Non-Executive Director)

Tony Froggatt was the CEO of Scottish and Newcastle PLC brewing company based in Edinburgh, UK, until he retired on 31 October 2007 to return to Australia. He has extensive marketing and distribution knowledge in Australia, Western and Central Europe and Asia particularly in the international food and beverages sectors. Mr Froggatt was appointed as a Non-Executive Director of Billabong International Limited on 21 February 2008 and is a member of the Nominations, Human Resource and Remuneration and Audit Committees. He is also a Director of Brambles Industries Limited, AXA Asia Pacific Holdings Limited and National Mutual Life Association of Australasia Ltd.

MARGARET JACKSON AC
(Non-Executive Director)

Margaret Jackson is a current Director of Australia and New Zealand Banking Group Limited and Chairman of FlexiGroup Limited. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited and Chairman of Qantas Airways Limited. She was appointed as a Non-Executive Director of Billabong International Limited on 4 July 2000. Ms Jackson is also Chairman of the Human Resource and Remuneration Committee and a member of Nominations and Audit Committees.

ALLAN MCDONALD
(Non-Executive Director)

Allan McDonald has extensive experience in the investment and commercial banking fields and is presently the Chairman of Babcock & Brown Japan Property Trust, Chairman of Multiplex Property Trust and Chairman of Ross Human Directions Limited. Mr McDonald is a former Director of Multiplex Limited, Brambles Industries Limited and DCA Group Ltd. He was appointed as a Non-Executive Director of Billabong International Limited on 4 July 2000. He is the Chairman of Billabong International Limited's Audit Committee and a member of the Nominations and Human Resource and Remuneration Committees.

GORDON MERCHANT
(Non-Executive Director)

Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry. He was appointed as a Non-Executive Director on 4 July 2000 and is a member of the Nominations, Human Resource and Remuneration and Audit Committees. Mr Merchant is also a Director of Plantic Technologies Limited.

PAUL NAUDE
(Executive Director)

Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management. Mr Naude was appointed as an Executive Director of Billabong International Limited on 14 November 2002.

COLETTE PAULL
(Non-Executive Director)

Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999. She was appointed as a Non-Executive Director on 4 July 2000 and is also a member of the Nominations, Human Resource and Remuneration and Audit Committees.


GOVERNANCE
OVERVIEW

Corporate Governance

Billabong International Limited is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Group. For a full view of the Company's corporate governance initiatives and policies, please see the Full Financial Report on the Company's website.

Composition and Role of the Board

The Board comprises six Non-Executive Directors and two Executive Directors. Each is required to bring independent judgement to bear in all Board decision making. Directors are responsible to shareholders for the short term and long term performance of the Company. The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These Committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate.

All Non-Executive Directors are required to serve on all Board Committees, which are chaired by a Non-Executive Director. Matters determined by Committees are submitted to the full Board as recommendations for decision and ratification. Minutes of Committee meetings are tabled at the immediately subsequent Board meeting.

Board Committees

Audit Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are detailed on the Company's website and include overseeing the integrity and reliability of the Company's financial statements, reviewing audits, assessing ongoing legal and regulatory compliance, assessing risk management strategies and reviewing the performance and independence of auditors.

Nominations Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Board of Directors will be the Chairman of the Committee. The main functions of the Committee are detailed on the Company's website and include the assessment of skills required on the Board, the composition of the Board, the identification of future Board candidates and the review of Board performance.



Human Resource and Remuneration Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are to assist the Board in establishing remuneration policies and practices which enable the Company to attract and retain Directors, assess and reward executives and comply with relevant regulations including the ASX Listing Rules and Corporations Act.

Risk Assessment and Management

The Company has implemented a risk management system based on AS/NZS 4360:2004; Risk Management standard and the ASX Corporate Governance Principles and Recommendations. A copy of the risk policy can be found on the Company's website. The Board, through the Audit Committee, is responsible for ensuring the adequacy of the Company's risk management and compliance framework and system of internal controls and for regularly reviewing its effectiveness.

Continuous Disclosure

The Company Secretary has been nominated as the person responsible for communication with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements of the ASX Listing Rules and overseeing and coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX.

Securities Trading Policy

The Company has a detailed securities trading policy which regulates dealings by Directors and employees in shares, options and other securities issued in the Company. A copy of this policy is available on the Company's website.

External Auditors

PricewaterhouseCoopers were appointed as the Company's external auditor in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years and, in accordance with that policy, a new audit engagement partner was introduced for the year ended 30 June 2007.


Be the Change

SUSTAINABILITY OVERVIEW

Billabong International Limited is committed to the development and maintenance of initiatives and activities that support a culture of social and environmental responsibility.

The Company maintained its commitment to the application of Social Accountability International's SA8000 compliance standard among external factory contractors. SA8000 is a certification standard based on the primary international workplace rights contained within the International Labour Organisation conventions, the Universal Declaration of Human Rights and the UN Convention on the Rights of the Child. In the 2007-08 financial year, factories in the Company's supply chain were subjected to a total of 295 full SA8000 audits and a further 443 corrective action plan audits. The Company also joined the Continuous Improvement in Central American Workplaces (CIMCAW), a public-private alliance designed to encourage improved working conditions in emerging Central American economies.

Billabong International continued its support of various environmental initiatives, including the voluntary measurement and independent verification of its global carbon footprint. The footprint was measured against Australia's National Greenhouse and Energy Reporting Act 2007 and the National Greenhouse and Energy Reporting Regulations 2008. As measured according to the Act, the Company's independently verified carbon footprint for the 2007-08 financial year was 3,780 tonnes of CO_2 equivalent. Detailed information on the Group's carbon inventory is made available on the Group's website.

The Group also maintained its long-running support of organisations and groups associated with the boardsports lifestyle. In the 2007-08 financial year, the SurfAid International Schools Program supported by Billabong was formally launched following successful completion of a pilot scheme. The program's mission is 'to develop global citizens using the humanitarian challenges and achievements of Surf Aid International as an educational example for action'. It seeks to achieve this through the development of relevant course material in subjects including geography, science, mathematics, visual arts, surfing and social studies, and personal health/development/physical education. As of 30 June 2008, 75 schools had registered as participants and the program began its rollout into select international markets.


ECO-SUPREME SUEDE


26

CORPORATE DIRECTORY



DIRECTORS	**Ted Kunkel**, Non-Executive Chairman **Derek O'Neill**, Chief Executive Officer **Tony Froggatt**, Non-Executive Director **Margaret Jackson**, AC, Non-Executive Director **Allan McDonald**, Non-Executive Director **Gordon Merchant**, Non-Executive Director **Paul Naude**, Executive Director **Colette Paull**, Non-Executive Director
COMPANY SECRETARY	**Maria Manning**, B.Bus (Acc), CPA and FCIS
SENIOR MANAGEMENT	**Derek O'Neill**, Chief Executive Officer **Ernest Bendeman**, General Manager, Billabong South Africa **Franco Fogliato**, General Manager, Billabong Europe **Nilan Fonseka**, General Manager, Billabong New Zealand **Chris James**, General Manager, Billabong South East Asia **Chris Kypriotis**, General Manager, Billabong South America **Paul Naude**, General Manager, Billabong North America **Shannan North**, General Manager, Billabong Australasia **Ietoshi Ueda**, General Manager, Billabong Japan **Craig White**, Chief Financial Officer
PRINCIPAL AND REGISTERED OFFICE	1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA Telephone: +617 5589 9899 Facsimile: +617 5589 9800
POSTAL ADDRESS	PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA
INTERNET	Corporate: www.billabongbiz.com Marketing: www.billabong.com
SHARE REGISTRY	Computershare Investor Services Pty Limited GPO Box 523 BRISBANE QLD 4001 Telephone Australia: +1 300 552 270 Telephone International: +617 9415 4000 Facsimile: +617 3237 2152 Email: web.queries@computershare.com.au
AUDITORS	PricewaterhouseCoopers: Riverside Centre 123 Eagle St BRISBANE QLD 4000
SOLICITORS	Clayton Utz: 71 Eagle Street BRISBANE QLD 4000
BANKERS	Commonwealth Bank of Australia 240 Queen Street, BRISBANE QLD 4000 Westpac Banking Corporation 260 Queen Street, BRISBANE QLD 4000 HSBC Bank Australia Limited 300 Queen Street, BRISBANE QLD 4000 Australia and New Zealand Banking Group Limited 324 Queen Street, BRISBANE QLD 4000 Société Générale BAYONNE CEDEX, FRANCE Bank of America 19-29 Martin Place, SYDNEY NSW 2000
STOCK EXCHANGE LISTING	Billabong International Limited shares are listed on the Australian Securities Exchange. The home branch is Brisbane. Ticker: BBG
ANNUAL GENERAL MEETING	The Annual General Meeting of Billabong International Limited will be held in the Surfers Paradise rooms I & II at Conrad Jupiters, Broadbeach Island, Broadbeach, Qld, on Tuesday 28 October 2008 commencing at 10.00am. A formal Notice of Meeting and Proxy Form will be made available to all shareholders.

GROUP OPERATING CENTRES

Australia
GSM (OPERATIONS) PTY LTD
ACN 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

Brazil
GSM BRASIL LTDA
Incorporated in Brazil
Rua Natividade, 139
SAO PAULO SP CEP 04513-020 BRAZIL
PH: +55 11 3618 8600
FAX: +55 11 3618 8636

Canada
BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H4S 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

Chile
GSM Chile Limitada
Av. Luis Pasteur 6493,
Comuna de Vitacura,
SANTIAGO DE CHILE
CHILE
PH: +56 2 218 7041
FAX: +56 2 219 3753

France
GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

Hong Kong
GSM (CENTRAL SOURCING) PTY LTD
ACN 089 138 732
27th Floor Langham Place Office Tower
8 Argyle Street
MONGKOK, KOWLOON
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

Indonesia
PT Billabong Indonesia
Istana Kuta Galleria
Block Techno 12A-B
Jalan Patih Jelantik
KUTA, BALI INDONESIA 80361
PH: +62 361 769157
FAX: +62 361 769158

Japan
GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

New Zealand
GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
44 Arrenway Drive, Albany
AUCKLAND 0632 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

Peru
Sanmaree PTY LTD
(Sucursal del Perú)
Av. Benavides 1744,
Miraflores,
LIMA 18,
PERU
PH: +51 1 243 3157
FAX: +51 1 243 3159

Singapore
GSM Trading (Singapore) Pty Ltd
8 Jalan Kilang Timor, #03-05
Kewalram House
SINGAPORE 159305
PH +65 6270 9181
FAX +65 6270 0127

South Africa
GSM South Africa Trading Pty Limited
2A Da Gama Road,
JEFFREYS BAY, Eastern Cape
SOUTH AFRICA, 6330
PH: +27 42 200 2600
FAX: +27 42 293 2478

USA
BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

The Group's Malaysian operations are coordinated through the Singapore office.


vonzipper.







BILLABONG INTERNATIONAL LIMITED 07–08

FULL FINANCIAL REPORT

923 946

CORPORATE DIRECTORY

DIRECTORS	**Ted Kunkel**, Non-Executive Chairman **Derek O'Neill**, Chief Executive Officer **Tony Froggatt**, Non-Executive Director **Margaret Jackson**, AC, Non-Executive Director **Allan McDonald**, Non-Executive Director **Gordon Merchant**, Non-Executive Director **Paul Naude**, Executive Director **Colette Paull**, Non-Executive Director
COMPANY SECRETARY	**Maria Manning**, B.Bus (Acc), CPA and FCIS
SENIOR MANAGEMENT	**Derek O'Neill**, Chief Executive Officer **Ernest Bendeman**, General Manager, Billabong South Africa **Franco Fogliato**, General Manager, Billabong Europe **Nilan Fonseka**, General Manager, Billabong New Zealand **Chris James**, General Manager, Billabong South East Asia **Chris Kypriotis**, General Manager, Billabong South America **Paul Naude**, General Manager, Billabong North America **Shannan North**, General Manager, Billabong Australasia **Ietoshi Ueda**, General Manager, Billabong Japan **Craig White**, Chief Financial Officer
PRINCIPAL AND REGISTERED OFFICE	1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA Telephone: +617 5589 9899 Facsimile: +617 5589 9800
POSTAL ADDRESS	PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA
INTERNET	Corporate: www.billabongbiz.com Marketing: www.billabong.com
SHARE REGISTRY	Computershare Investor Services Pty Limited GPO Box 523 BRISBANE QLD 4001 Telephone Australia: +1 300 552 270 Telephone International: +617 9415 4000 Facsimile: +617 3237 2152 Email: web.queries@computershare.com.au
AUDITORS	PricewaterhouseCoopers: Riverside Centre 123 Eagle St BRISBANE QLD 4000
SOLICITORS	Clayton Utz: 71 Eagle Street BRISBANE QLD 4000
BANKERS	Commonwealth Bank of Australia 240 Queen Street, BRISBANE QLD 4000 Westpac Banking Corporation 260 Queen Street, BRISBANE QLD 4000 HSBC Bank Australia Limited 300 Queen Street, BRISBANE QLD 4000 Australia and New Zealand Banking Group Limited 324 Queen Street, BRISBANE QLD 4000 Société Générale BAYONNE CEDEX, FRANCE Bank of America 19-29 Martin Place, SYDNEY NSW 2000
STOCK EXCHANGE LISTING	Billabong International Limited shares are listed on the Australian Securities Exchange. The home branch is Brisbane. Ticker: BBG
ANNUAL GENERAL MEETING	The Annual General Meeting of Billabong International Limited will be held in the Surfers Paradise rooms I & II at Conrad Jupiters, Broadbeach Island, Broadbeach, Qld, on Tuesday 28 October 2008 commencing at 10.00am. A formal Notice of Meeting and Proxy Form will be made available to all shareholders.

BILLABONG.


Element

vonzipper

KUSTOM


PALMERS

HONOLUA



XCEL

tigerlily


sector

Billabong International Limited

ABN 17 084 923 946

Contents

: : FULL FINANCIAL REPORT 2007 - 08

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited (the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Directors
The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

A.G. Froggatt was appointed a Director on 21 February 2008 and continues in office at the date of this report.

Principal activities
During the year the principal continuing activities of the Group consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Group trademarks to specified regions of the world.

Dividends – Billabong International Limited
Dividends paid to members during the financial year were as follows:

	$'000
• Final ordinary fully franked dividend for the year ended 30 June 2007 of 27.0 cents per fully paid share paid on 16 October 2007	56,007
• Interim ordinary fully franked dividend for the year ended 30 June 2008 of 27.0 cents per fully paid share paid on 11 April 2008	56,007
	112,014

In addition to the above dividends, since the end of the financial year the Directors have recommended the payment of a final ordinary fully franked dividend of $59.1 million (28.5 cents per fully paid share) to be paid on 24 October 2008 out of retained profits at 30 June 2008. Given the strong growth of the Group's international business, combined with likely increased dividends in the future, it is expected that future dividends beyond the final dividend for the year ended 30 June 2008 will be partially unfranked.

The Directors have also approved the introduction of a dividend reinvestment plan to be implemented ahead of the final dividend to be paid on 24 October 2008. The Company is providing this facility as an additional option available to shareholders and in response to requests from the Company's shareholders. Further details in relation to the dividend reinvestment plan will be communicated to shareholders shortly.

Review of operations
A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment	Segment revenues		Segment EBITDA*	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Australasia	412,693	353,628	110,081	93,223
Americas	620,487	604,567	112,013	111,948
Europe	314,438	264,716	68,004	50,310
Third party royalties	1,853	3,601	1,853	3,601
	1,349,471	1,226,512	291,951	259,082
Less: Net interest expense			(19,174)	(15,490)
Depreciation and amortisation			(27,215)	(21,778)
Profit from continuing operations before income tax expense			245,562	221,814
Income tax expense			(69,293)	(54,207)
Profit from continuing operations after income tax expense			176,269	167,607
Loss/(Profit) attributable to minority interest			111	(359)
Profit attributable to members of Billabong International Limited			176,380	167,248

Review of operations (continued)

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the year ended 30 June 2008 was $176.4 million, an increase of 12.6% in constant currency terms (5.5% in reported terms) over the 2006-07 year (the prior year). Ignoring certain one-off tax benefits ($7.8 million) in the prior year, underlying constant currency profit after tax growth was strong at 18.5%.

Reported profit after tax was significantly impacted by a strong appreciation in the AUD against the USD, with an average full-year rate of US89.6 cents compared to the prior average full-year rate of US78.4 cents, and to a lesser extent an appreciation in the AUD against the Euro.

Sales revenue of $1,347.6 million, excluding third party royalties, represented an increase of 17.6% in constant currency terms (10.2% in reported terms) over the prior year. At a segment level, in constant currency terms, sales revenue in Australasia increased 18.1%, the Americas increased 16.1% and Europe increased 20.3% over the prior year.

Consolidated gross margins remained strong and strengthened to 54.9% compared to the prior year's 53.3%.

EBITDA increased to $292.0 million, an increase of 19.9% in constant currency terms (12.7% in reported terms) over the prior year. The Europe segment was a highlight, with EBITDA growth of 36.7%, in constant currency terms.

The consolidated EBITDA margin of 21.7% increased by 0.5% compared to that of the prior year of 21.2%, principally due to segment mix with strong EBITDA growth and improving margins in Europe, and to a lesser degree Australasia, partially offset by slightly lower margins in the Americas.

Australasia
Compared with the prior year in constant currency terms, Australasian sales revenue was up 18.1% to $412.7 million and EBITDA increased by 17.5% to $110.1 million. EBITDA margins were slightly higher at 26.7% compared to 26.4% in the prior year, reflecting the segment's changing regional mix, a full twelve months of the Amazon retail business and the first time inclusion of sales from South Africa.

In AUD terms, sales revenue in Australasia increased 16.7% to $412.7 million and EBITDA increased 18.1% to $110.1 million.

Sales revenue growth in local currencies was particularly strong in New Zealand, Japan and Asia, with the latter territory delivering strong EBITDA growth following a period of investment.

Americas
Compared with the prior year, sales revenue increased 16.1% to US$557.1 million (up from US$479.7 million) and EBITDA rose 16.0% to US$100.8 million (up from US$86.7 million). EBITDA margins were slightly lower at 18.1% compared to 18.5% in the prior year, partially due to growing contributions from the lower margin South American business.

In AUD terms, sales revenue in the Americas increased 2.6% to $620.5 million and EBITDA of $112.0 million was 0.1% higher than the prior year.

Strong double digit sales revenue growth in constant currency terms was achieved in all regions of the Americas.

Europe
Compared with the prior year, sales revenue increased 20.3% to €191.0 million (up from €158.8 million) and EBITDA rose 36.7% to €41.2 million (up from €30.2 million). EBITDA margins lifted to 21.6% up from 19.0% in the prior year, driven by a combination of operational synergies and product purchasing benefits due to the stronger Euro against the USD.

In AUD terms, sales revenue in Europe was $314.4 million, an 18.8% increase and EBITDA showed strong growth of 35.2% to $68.0 million.

Italy and Germany both recorded strong double digit sales revenue growth, while trading conditions in the United Kingdom remained difficult.

Review of operations (continued)

Europe's strong sales revenue and EBITDA result demonstrates continued strong business performance and positions the region well for 2009.

Net Interest Expense
Net interest expense growth of 23.8% was driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

Depreciation and Amortisation Expense
Depreciation and amortisation expense growth of 25.0% was principally driven by both acquisitions and retail store expansion.

Income Tax Expense
The income tax expense for the year ended 30 June 2008 is $69.3 million (2007: $54.2 million), an effective rate of tax of 28.2% (2007: 24.4%).

The following one-off items had a significant impact in determining the prior year's income tax expense for the Group:

(a) Intra-group royalties – as part of a continuing comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process is underway with the French Taxation Authority (FTA) in France. The total tax benefit that was recognised in the financial year ended 30 June 2007 was $10.8 million. Of the total tax benefit, $7.5 million related to the 30 June 2007 financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) related to the 30 June 2006 financial year;

(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis resulted in a non-recurring benefit of $4.5 million in the 30 June 2007 financial year. This benefit has been fully recognised in the 30 June 2007 financial year.

Excluding all non-recurring ($4.5 million) and prior year ($3.3 million) taxation benefits mentioned above, the Group's effective tax rate would have been 28.0% for the financial year ended 30 June 2007.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $339.7 million increased 19.7% over the prior year compared to revenue growth of 17.6% in constant currency terms, in part reflecting the impact of the acquisitions made by the Group.

Cash flow from operations of $153.2 million represents a 68.0% increase over the prior year period driven by both higher net cash receipts and the timing of income tax payments in the prior year. Net cash receipts of $231.6 million are 17.2% higher than the prior year period.

Capital expenditure of $146.9 million was in accordance with expectations and includes the acquisitions of Billabong's licensee in South Africa, Xcel Wetsuits, Tigerlily and Quiet Flight, together with general investment in owned retail globally.

Net debt increased to $354.8 million, but is still relatively low at a debt to debt plus equity ratio of 30.9% and interest cover of 11.1 times.

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year
On 2 July 2008, the Group announced the acquisition of Sector 9 Inc., a premium Southern California-based skateboard brand. The operating results and certain assets and liabilities of the business will be consolidated from 1 July 2008, therefore the financial effects of the transaction have not been brought to account at 30 June 2008.

As of 17 July 2008 a new $600 million Syndicated Revolving Multi-Currency Facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility is structured as an unsecured multi-currency facility with a two year and three year tranche of $300 million each. The facility replaces the Group's previous secured facilities (refer to note 23 for the Group's secured facilities as at 30 June 2008) and provides additional liquidity to the Group.

On 22 August 2008, the Group announced the acquisition of DaKine Hawaii, Inc, a leader in the premium accessories category within the surf, skate, snow and windsurf markets. The operating results and certain assets and liabilities of the business will be consolidated from the time all conditions required for contractual completion have been satisfied, therefore the financial effects of the transaction have not been brought to account at 30 June 2008. It is anticipated the acquisition will be completed by 1 October 2008, subject to the aforementioned conditions being satisfied.

The purchase price comprises initial consideration estimated at US$99.9 million, to be funded from existing borrowing facilities, and deferred consideration estimated at a minimum of US$33.3 million, subject to an audit of the normalised EBITDA for the year ending 31 December 2008. The deferred consideration, due in the second half of calendar year 2012, is subject to certain management retention conditions.

The Company's Directors have approved the introduction of a dividend reinvestment plan to be implemented ahead of the final dividend to be paid on 24 October 2008. The Company is providing this facility as an additional option available to shareholders and in response to requests from the Company's shareholders. Further details in relation to the dividend reinvestment plan will be communicated to shareholders shortly.

Other than those items mentioned above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Group, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Likely developments and expected results of operations
The Group is well positioned to maintain its growth profile and, in the absence of any significant deterioration in the global boardsports market and assuming current exchange rates, in particular an AUD/USD exchange rate of approximately US88 cents and an AUD/Euro exchange rate of approximately €59 cents, the Group expects to deliver full year EPS growth in the range of 8% to 12% in the 2008-09 financial year.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation
The Group, while not subject to any significant environmental regulation or mandatory emissions reporting, voluntarily measures its carbon emissions using the *National Greenhouse and Energy Reporting Act 2007.*

Information on Directors

TED KUNKEL *(Non-Executive Chairman)*

Experience and expertise
Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience. Appointed Non-Executive Director on 19 February 2001.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chairman of the Board and Nominations Committee and member of Human Resource and Remuneration and Audit Committees.

Interests in shares and options
94,466 ordinary shares in Billabong International Limited.

DEREK O'NEILL *(Executive Director)*

Experience and expertise
Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France. Appointed Executive Director on 5 March 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chief Executive Officer.

Interests in shares and options
1,026,821 ordinary shares in Billabong International Limited.
145,982 share rights in Billabong International Limited.

Information on Directors (continued)

MARGARET JACKSON AC *(Non-Executive Director)*

Experience and expertise
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited and Chairman of Qantas Airways Limited. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Australia and New Zealand Banking Group Limited, since 22 March 1994.
Chairman of FlexiGroup Limited, since 20 November 2006.

Former directorships in last 3 years
Director of Qantas Airways Limited, from 1 July 1992 to 14 November 2007 and Chairman from 1 August 2000 to 14 November 2007.
Southcorp Limited, from 28 August 2004 to 26 April 2005.
John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004.

Special responsibilities
Chairman of Human Resource and Remuneration Committee and member of Nominations and Audit Committees.

Interests in shares and options
228,656 ordinary shares in Billabong International Limited.

ALLAN MCDONALD *(Non-Executive Director)*

Experience and expertise
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Chairman of Babcock & Brown Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), since 19 February 2005.
Chairman of Multiplex Property Trust (Director of responsible entity, Brookfield Multiplex Funds Management Limited), since 22 October 2003.
Chairman of Ross Human Directions Limited, since 3 April 2000.

Former directorships in last 3 years
Multiplex Limited, from 22 October 2003 to 31 October 2007.
Brambles Industries Limited, from 26 March 1981 to 11 November 2005.
DCA Group Ltd, from 19 May 1988 to 13 December 2006.

Special responsibilities
Chairman of Audit Committee and member of Nominations and Human Resource and Remuneration Committees.

Interests in shares and options
129,500 ordinary shares in Billabong International Limited.

Information on Directors (continued)

GORDON MERCHANT *(Non-Executive Director)*

Experience and expertise
Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Plantic Technologies Limited, since 12 April 2005.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
31,442,183 ordinary shares in Billabong International Limited.

PAUL NAUDE *(Executive Director)*

Experience and expertise
Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management. Appointed Executive Director on 14 November 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
General Manager, Billabong USA.

Interests in shares and options
1,831,179 ordinary shares in Billabong International Limited.
136,158 share rights in Billabong International Limited.

COLETTE PAULL *(Non-Executive Director)*

Experience and expertise
Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
2,515,867 ordinary shares in Billabong International Limited.

Information on Directors (continued)

TONY FROGGATT *(Non-Executive Director)*

Experience and expertise
Tony Froggatt was the CEO of Scottish and Newcastle PLC brewing company based in Edinburgh, UK until he retired on 31 October 2007 to return to Australia. He has extensive marketing and distribution knowledge in Australia, Western and Central Europe and Asia particularly in the international food and beverages sectors. Appointed Non-Executive Director on 21 February 2008.

Other current directorships
Brambles Industries Limited, since 1 June 2006.
AXA Asia Pacific Holdings Limited, since 16 April 2008.
National Mutual Life Association of Australasia Ltd, since 16 April 2008.

Former directorships in last 3 years
Scottish and Newcastle PLC from 12 May 2003 to 31 October 2007.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
None.

Company Secretary
The Company Secretary is Ms Maria Manning B.Bus (Acc), CPA and FCIS. Ms Manning was appointed to the position of Company Secretary in April 2006. She has over 17 years experience as a Company Secretary of publicly listed companies in Australia.

Meetings of Directors
The numbers of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2008, and the numbers of meetings attended by each Director were:

	Billabong International Limited Board				Audit Committee		Nominations Committee		Human Resource and Remuneration Committee	
	Scheduled Meetings		Unscheduled Meetings							
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	9	9	3	3	3	3	1	1	7	7
D. O'Neill	9	9	2	1	*	*	*	*	*	*
M.A. Jackson	9	9	3	2	3	3	1	1	7	7
F.A. McDonald	9	9	3	3	3	3	1	1	7	7
G.S. Merchant	9	9	3	3	3	3	1	1	7	7
P. Naude	9	9	2	1	*	*	*	*	*	*
C. Paull	9	9	3	3	3	3	1	1	7	7
A.G. Froggatt **	3	3	0	0	1	1	0	0	3	3

* Not a member of the relevant Committee.
** Appointed 21 February 2008.

Remuneration report

The remuneration report is set out under the following main headings:
A Principles used to determine the nature and amount of remuneration;
B Details of remuneration;
C Service agreements;
D Share-based compensation; and
E Additional information.

The information provided in this remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001*.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration

Role of the Human Resources and Remuneration Committee
The Board has established a Human Resource and Remuneration Committee which provides advice on remuneration and incentive policies and practices and makes specific recommendations to the Board regarding the remuneration packages and other terms of employment for Executive Directors, other senior management and Non-Executive Directors. The Corporate Governance Statement provides further information on the role of this Committee.

Review of executive remuneration undertaken in the 2008 financial year
During the past 12 months the Human Resources and Remuneration Committee, with external remuneration consultants, undertook a review of executive remuneration. The key findings from the review were:

- The Executive Performance Share Plan should be kept under on-going review to ensure it is meeting the commercial needs of Billabong in terms of motivating and retaining executives and is appropriate taking into consideration the Group's strategic aims, business plan targets and external shareholder expectations; and
- An identified need to introduce a new plan for the CEO and his executive team focusing on retention and stretch performance hurdles.

These two findings and their implications are discussed in more detail later in this Remuneration Report and in the Notice of Meeting.

Executive remuneration policy and principles
The overall objective of the Group's executive remuneration policy and framework is to provide market competitive reward opportunities to executives through an incentive framework that rewards appropriately for the results delivered and is aligned to the creation of value for shareholders.

In consultation with external remuneration consultants, the Board has therefore developed an executive reward framework based on the following key principles:

- Provide a market competitive reward opportunity;
- Apply performance targets that take into consideration the Group's strategic objectives, business plan performance expectations and deliver rewards commensurate for achieving these objectives and targets;
- Ensure executives have line of sight to the performance hurdles (i.e. they can impact the achievement of the targets through their performance);
- Align executive remuneration with the creation of shareholder value through the selection of performance hurdles and delivery of part of the reward package as equity;
- Encourage the retention of key executives and senior management who are critical to the future success of the Group; and
- Consider market practice and shareholder views in relation to executive remuneration, whilst ensuring that executive remuneration meets the unique commercial requirements of the Group.

Overview of the executive remuneration components
The executive remuneration framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As key management personnel gain seniority within the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The executive remuneration framework consists of the following components:

Component	Purpose
Fixed remuneration (including benefits)	For the completion of day to day accountabilities and behaving in accordance with the Group's culture and values.
Short-term incentive plan	To reward executives for meeting personal key performance indicators, achieving regional budget expectations (if applicable) and the Group's overall performance against the annual budget.
Executive Performance Share Plan	To provide an equity based reward opportunity to executives based on the Group's 3 year Earnings per Share (EPS) performance.
Proposed Executive Performance and Retention Plan	To lock-in and effectively reward the executive team over the next 5 years for growing the market value of the Group and delivering returns to shareholders.

Billabong Executive Incentive Option Plan – Details of this Plan have been provided in previous Annual Reports. The Board has no current intention to make any future grants under this Plan.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

Each of these components are discussed in more detail below.

Fixed remuneration
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Group operates. In certain circumstances, additional benefits (e.g. travel, accommodation, etc) may also be provided.

Short-term incentive plan
The short-term incentive (STI) plan delivers a cash reward based on the following performance hurdles:

Executive	Performance hurdles
Chief Executive Officer and Chief Financial Officer	The Group EPS performance, the Group working capital as a percentage of sales and personal performance objectives.
Regional General Managers	The Group EPS performance, regional profit before tax, regional working capital as a percentage of sales and personal performance objectives.
President, Element Skateboards Inc	Element USA EBITDA performance.

The performance hurdles were selected to focus executives on the strategic aims of the business, provide a line of sight (i.e. performance measures that they can impact through their performance) and ensure variable reward is only achieved when value has been created for shareholders.

The STI target annual payment is reviewed each year.

In accordance with their charter, subject to the Human Resources and Nomination Committee's review of performance against each executive's performance targets, all bonuses are paid in early September of the following financial year. The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

Executive Performance Share Plan (EPSP)
As discussed earlier in this report, the purpose of the EPSP is to provide executives with an equity based reward opportunity that vests based on the Group's 3 year earnings per share (EPS) performance. The establishment of the EPSP was approved by shareholders at the 2004 Annual General Meeting.

Under the plan the Company awards the following equity based rights (collectively "rights"). The form of the rights is determined by the tax implications in the relevant jurisdiction.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

Equity vehicle	Overview
Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

Award, vesting and exercises under the plan are made for no consideration.

Awards under the plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2005	FY04 (base year EPS) to FY07
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2005 and 30 June 2006 (which vested following the close of the financial years ended 30 June 2007 and 30 June 2008 respectively).


EPSP performance hurdle summary
Stretch performance component (FY08 awards only)
120%
FY08
100%
FY07
100%
100%
FY06 and FY05
60%
75%
50%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
% of awards vesting
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

The Board selected EPS as the appropriate hurdle for the plan as the plan is intended to focus executives on the long-term (3 year) earnings performance of the Group.

Each year, prior to awards being granted, the Human Resources and Remuneration Committee considers the market environment, the Group's business strategy and performance expectations and shareholder expectations and sets the performance targets for the awards to be granted that year. Due to the continued growth of the Group and the challenges of maintaining the high growth rate of earnings from a resulting higher EPS base, the EPS targets have been amended as appropriate over recent years. Significantly, in the financial year ended 30 June 2008 an outperformance component was added, which rewards executives for exceeding target expectations and meeting a stretch performance hurdle.

At the end of the relevant performance period, in line with its charter, the Human Resources and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

Executive Performance & Retention Plan – Proposed Plan
As mentioned earlier, the review of executive remuneration undertaken resulted in an identified need to introduce a new plan for the CEO and his executive team focusing on retention and stretch performance hurdles.

As a result, in the 2009 financial year, the Company proposes to establish the Executive Performance & Retention Plan (EPRP), which is designed to facilitate the retention of a select group of senior executives. It is also designed to be in alignment with the achievement of challenging growth targets set by the Group over the next five-year period.

The EPRP will provide for grants of options over ordinary shares in Billabong International Limited. The options will be exercisable after five years, subject to the achievement of challenging absolute and relative Total Shareholder Return (TSR) hurdles. TSR measures the growth in the price of shares plus dividends notionally reinvested in shares over the performance period. The options will have an exercise price equal to the market value at the date of grant.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

Further details regarding the detail of the proposed EPRP and the rationale for its implementation are set out in the 2008 Notice of Meeting.

Non-Executive Directors
Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits (other than statutory superannuation payments).

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit. The maximum aggregate remuneration pool was approved by members on 21 October 2005. The maximum currently stands at $1,200,000.

B Details of remuneration

Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of the Group are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term incentive plan* above.

Billabong International Limited, the Company, does not remunerate any of the Directors or key management personnel. Rather, the Directors and key management personnel are remunerated via subsidiaries of the Company, hence separate remuneration disclosure for Billabong International Limited is not required.

The key management personnel of the Group are the Directors of the Group and certain executives that either report directly to the Chief Executive Officer or the General Manager of Billabong USA. This includes the five (5) Group executives who received the highest remuneration for the year ended 30 June 2008. The executives are:

Name	*Position*	*Employer*
P. Casey (resigned effective 27 November 2007)	Group General Manager, Operations	GSM (Operations) Pty Ltd
F. Fogliato	General Manager, Billabong Europe	GSM Europe Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

Remuneration report (continued)

B Details of remuneration (continued)

Key management personnel of the Group

2008	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
Executive Directors								
D. O'Neill *Chief Executive Officer*	1,082	1,100	4	13	9	---	435	2,643
P. Naude *General Manager Billabong USA*	930	782	18	3	---	---	420	2,153
Non-Executive Directors								
E.T. Kunkel *Chairman*	325	---	2	13	---	---	---	340
M.A. Jackson	145	---	2	13	---	---	---	160
F.A. McDonald	155	---	2	13	---	---	---	170
G.S. Merchant	130	---	2	12	---	---	---	144
C. Paull	130	---	2	12	---	---	---	144
A.G. Froggatt *	45	---	---	4	---	---	---	49
Other Key Management Personnel								
P. Casey **	330	---	2	6	---	---	12	350
F. Fogliato ^	494	281	11	---	---	---	157	943
C. Kypriotis *** ^	340	458	13	16	---	---	103	930
S. North ^	533	258	5	13	18	---	203	1,030
J. Schillereff ^	476	89	17	2	---	---	71	655
C. White ^	627	318	2	13	---	---	252	1,212

* From 21 February 2008 to 30 June 2008.

** P. Casey resigned from the consolidated entity effective 27 November 2007. Cash salary and fees include termination benefits of $119k.

*** Key management personnel from 1 July 2007. Cash bonus figure includes a one-off retention bonus of US$250k.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001.*

Remuneration report (continued)

B Details of remuneration (continued)

2007	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
Executive Directors								
D. O'Neill *Chief Executive Officer*	969	860	3	13	---	5	547	2,397
P. Naude *General Manager Billabong USA*	876	893	18	4	---	5	541	2,337
Non-Executive Directors								
E.T. Kunkel *Chairman*	225	---	2	13	---	---	---	240
M.A. Jackson	100	---	2	9	---	---	---	111
F.A. McDonald	125	---	2	11	---	---	---	138
G.S. Merchant	100	---	2	9	---	---	---	111
C. Paull	100	---	2	9	---	---	---	111
G.M. Pemberton *	67	---	1	6	---	---	---	74
Other Key Management Personnel								
P. Casey ^	458	260	2	13	19	5	210	967
F. Fogliato ** ^	400	325	26	---	---	---	153	904
S. North ^	500	250	4	13	22	---	210	999
J. Schillereff ^	521	217	18	3	---	---	84	843
C. White ^	571	414	2	13	---	---	290	1,290

* From 1 July 2006 to 23 February 2007.

** Key management personnel from 1 July 2006.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001*.

Remuneration report (continued)

B Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk – Short Term Incentives		At risk – Long Term Incentives	
Name	**2008**	2007	**2008**	2007	**2008**	2007
Executive Directors						
D. O'Neill *Chief Executive Officer*	42%	41%	42%	36%	16%	23%
P. Naude *General Manager Billabong USA*	44%	38%	36%	38%	20%	24%
Non-Executive Directors						
E.T. Kunkel *Chairman*	100%	100%	—	—	—	—
M.A. Jackson	100%	100%	—	—	—	—
F.A. McDonald	100%	100%	—	—	—	—
G.S. Merchant	100%	100%	—	—	—	—
C. Paull	100%	100%	—	—	—	—
A.G. Froggatt *	100%	100%	—	—	—	—
Other Key Management Personnel						
P. Casey **	97%	51%	—	27%	3%	22%
F. Fogliato	54%	47%	30%	36%	16%	17%
C. Kypriotis ***	40%	—	49%	—	11%	—
S. North	55%	54%	25%	25%	20%	21%
J. Schillereff	75%	64%	14%	26%	11%	10%
C. White	53%	45%	26%	32%	21%	23%

* From 21 February 2008 to 30 June 2008.
** P. Casey resigned from the consolidated entity effective 27 November 2007.
*** Key management personnel from 1 July 2007.

C Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Chief Financial Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in equity incentive plans. Other major provisions of the agreements relating to remuneration are set out below.

Remuneration report (continued)

C Service agreements (continued)

D. O'Neill, Chief Executive Officer
- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $1,095k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

P. Naude, General Manager, Billabong USA
- Term of agreement – Open, commencing 1 January 2008.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $933k (USD$830k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 1.5 annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – eighteen months.

F. Fogliato, General Manager, Billabong Europe
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $494k (€300k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary plus the average of the short term bonus over the previous two years.
- Period of notice to be given by employee – three months.

C. Kypriotis, General Manager, Billabong South Americas
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $356k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

S. North, General Manager, Billabong Australasia
- Term of agreement – Open, commencing 11 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $546k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

J. Schillereff, President, Element Skateboards Inc
- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $478k (USD$428k) to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to annual base salary plus performance bonus for the year of termination.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer
- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $640k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

Remuneration report (continued)

D Share-based compensation

Billabong Executive Performance Share Plan
Details of equity instruments, comprising either performance shares or conditional rights (collectively "rights"), provided as remuneration to each Director of the Company and key management personnel of the Group are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Rights under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period. Refer to the chart on page 13 for details of the applicable performance hurdles.

Name	Number of rights awarded during the year 2008	Number of rights vested during the year 2008
Directors of Billabong International Limited		
D. O'Neill	56,363	65,000
P. Naude	48,745	65,000
Other key management personnel of the Group		
P. Casey	---	17,715
F. Fogliato	27,670	11,804
C. Kypriotis	14,347	11,804
S. North	28,182	17,715
J. Schillereff	8,399	8,853
C. White	32,568	29,525

The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2008 was $15.65 per right (2007: $14.76). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

Policy regarding mitigating the risk of any equity based incentives
Under the Company's Share Trading Policy, executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested rights and options offered by the Company to the executive. Where an executive is in breach of this policy, the unvested rights or options shall be forfeited or lapse as the case may be.

E Additional information

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance
The overall level of executive reward takes into account the performance of the Group over a number of years. Over the past five years, the Group's profit from ordinary activities after income tax has grown at a compound rate of 18.3% per annum, and shareholder wealth has grown at a compound rate of 16.6% per annum, assuming all dividends are re-invested back into Billabong International Limited shares on the payment date. During the same period, executive remuneration has grown at a compound rate of 8.2% per annum.

A summary of the performance hurdles included in the executive remuneration framework is set out in section A of this Remuneration Report.

Details of remuneration: cash bonuses and options
For each cash bonus included in the tables under section B *Details of remuneration*, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met are set out below. There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the other key management personnel of the Group as part of their remuneration. Refer to section *D Share-based compensation* for rights awarded to Directors and key management personnel during the financial year under the Billabong Executive Performance Share Plan.

Remuneration report (continued)

E Additional information (continued)

Details of cash bonuses, options and performance shares and conditional rights

	Cash bonus		Performance shares and conditional rights					
Name	Earned or Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Financial years in which may vest	Minimum total value of grant yet to vest $'000	Maximum total value of grant yet to vest * $'000
D. O'Neill	100%	---	2008	---	---	30 June 2011	Nil	796
			2007	---	---	30 June 2010	Nil	456
			2006	---	---	30 June 2009	Nil	107
			2005	100%	---	---	---	---
P. Naude	100%	---	2008	---	---	30 June 2011	Nil	688
			2007	---	---	30 June 2010	Nil	433
			2006	---	---	30 June 2009	Nil	107
			2005	100%	---	---	---	---
P. Casey ^	Nil	---	2008	---	100%	30 June 2011	Nil	Nil
			2007	---	100%	30 June 2010	Nil	Nil
			2006	---	100%	30 June 2009	Nil	Nil
			2005	100%	---	---	---	---
F. Fogliato	100%	---	2008	---	---	30 June 2011	Nil	391
			2007	---	---	30 June 2010	Nil	187
			2006	---	---	30 June 2009	Nil	36
			2005	100%	---	---	---	---
C. Kypriotis	100%	---	2008	---	---	30 June 2011	Nil	203
			2007	---	---	30 June 2010	Nil	122
			2006	---	---	30 June 2009	Nil	25
			2005	100%	---	---	---	---
S. North	100%	---	2008	---	---	30 June 2011	Nil	398
			2007	---	---	30 June 2010	Nil	216
			2006	---	---	30 June 2009	Nil	52
			2005	100%	---	---	---	---
J. Schillereff	100%	---	2008	---	---	30 June 2011	Nil	119
			2007	---	---	30 June 2010	Nil	74
			2006	---	---	30 June 2009	Nil	18
			2005	100%	---	---	---	---
C. White	100%	---	2008	---	---	30 June 2011	Nil	460
			2007	---	---	30 June 2010	Nil	270
			2006	---	---	30 June 2009	Nil	64
			2005	100%	---	---	---	---

^ P. Casey resigned from the consolidated entity effective 27 November 2007.
* The maximum total value of grant yet to vest and yet to be expensed. The figures above are calculated as the amount of the grant date fair value of the performance shares and conditional rights and assuming 100% of award vesting.

No options, other than conditional rights previously mentioned, have been granted, vested or forfeited during the year ended 30 June 2008.

Remuneration report (continued)

E Additional information (continued)

Tax Exempt Plan and Tax Deferred Plan
In the 2009 financial year, the Group plans to implement a new Tax Exempt Plan, which provides for grants of ordinary shares of Billabong International Limited to Australian-based employees with at least 12 months service.

Under the Tax Exempt Plan, eligible employees are able to purchase $1,000 of shares, with a 20% discount on the market value of the shares, by voluntarily sacrificing either their base salary or bonus on a pre-tax basis. The discount will be in the form of a 1:4 match, that is, for every four shares the employee acquires under the Tax Exempt Plan, the Group will match this by providing an additional free share.

In the 2009 financial year, the Group also plans to implement a new Tax Deferred Plan, which provides for grants of ordinary shares of Billabong International Limited to Australian-based employees with at least 12 months service.

Under the Tax Deferred Plan, eligible employees are able to purchase shares in Billabong, at market value, by voluntarily sacrificing their base salary and/or bonus on a pre-tax basis. A minimum contribution amount of $2,000 applies to the purchase of shares under the Tax Deferred Plan, with the Group matching contributions with up to $200 worth of Billabong International Limited shares.

In accordance with the relevant Australian tax rules, eligible employees are only able to participate in either the Tax Exempt Plan or the Tax Deferred Plan, not both. These plans are being implemented to encourage share ownership by Billabong's Australian employees and allow them to acquire shares in a tax-effective manner.

Shares under option
Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Grant date	Issue price of shares	Expiry date
Options issued pursuant to an Agreement	11,588	11/08/2005	$13.69	10/08/2009
Total	**11,588**			

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element Skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Performance shares and conditional rights
Performance shares and conditional rights awarded under the plan at the date of this report are as follows:

Type of right	Balance	Grant date	Performance determination date
Performance Shares	345,993	1 December 2005	30 June 2008
Conditional Rights	69,835	1 December 2005	30 June 2008
Performance Shares	415,222	1 October 2006	30 June 2009
Conditional Rights	77,271	1 October 2006	30 June 2009
Performance Shares	582,713	1 November 2007	30 June 2010
Conditional Rights	89,842	1 November 2007	30 June 2010
Total	**1,580,876**		

Insurance of officers
During the financial year Billabong International Limited paid a premium in respect of a contract insuring the Directors of the Company, the Company Secretary and all executive officers against a liability incurred as such a Director, Secretary or executive officer to the extent permitted by the *Corporations Act 2001*. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services
The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, did not compromise the auditor's independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditors;
- none of the services undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants*.

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms in relation to non-audit services:

	Consolidated	
	2008 $'000	2007 $'000
PricewaterhouseCoopers Australian firm:		
International tax consulting together with separate tax advice on acquisitions	1,638	1,329
General accounting advice	88	30
Due diligence services	68	---
Related practices of PricewaterhouseCoopers Australian firm	772	596
Total remuneration for non-audit services	2,566	1,955

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 24.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

Auditors
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 22 August 2008



PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2008, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner
PricewaterhouseCoopers

Brisbane, 22 August 2008

Billabong International Limited (referred to hereafter as the Company) is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Group. These policies and practices remain under constant review by the Board and many of them can be accessed on the Company's corporate website. This statement outlines the Group's main corporate governance practices during the year ended 30 June 2008. Your Directors are pleased to advise that substantial compliance with the recommendations of the ASX Corporate Governance Council has been achieved.

The Board of Directors

The composition and role of the Board is detailed in the corporate governance section of the Company's website www.billabongbiz.com. The Directors in office at the date of this statement are:

Name	Position
Ted Kunkel	Non-Executive Chairman
Derek O'Neill	Executive Director and Chief Executive Officer
Tony Froggatt	Non-Executive Director
Margaret Jackson	Non-Executive Director
Allan McDonald	Non-Executive Director
Gordon Merchant	Non-Executive Director
Paul Naude	Executive Director and General Manager, Billabong USA
Colette Paull	Non-Executive Director

During the year Mr. Tony Froggatt was appointed as a Non-Executive Director of the Company effective 21 February 2008. Further details on the members of the Board, including their experience and expertise, is set out on pages 6 to 9 of this report.

Composition of the Board

During the year the number of Directors of the Company was increased from seven (7) to eight (8) Directors. The vacancy was filled by the appointment of Mr. Tony Froggatt. The Board is currently compromised of a majority of independent Non-Executive Directors with six (6) Non-Executive Directors and two (2) Executive Directors. All Directors are required to bring independent judgement to bear in their Board decision making. Non-Executive Directors meet independently of Executive Directors and management at each Board meeting to discuss performance issues and a range of other matters. The Chairman is a Non-Executive Director appointed by the full Board and is required to meet regularly with the CEO. The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

Non-Executive Directors are not entitled to any bonuses, or incentive payments and do not participate in option-based or other incentive schemes which are available to employees. Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments).

Role of the Board

Directors are responsible to shareholders for the short term and long term performance of the Company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

The primary functions of the Board include responsibility for:

- setting objectives, goals and strategic direction for each of the major business units;
- monitoring financial performance including approving business plans, the annual operating and capital expenditure budgets and financial statements;
- establishing, monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

Beyond those matters, the Board has delegated all authority to achieve the objectives of the Company to the CEO having regard to agreed authority limits. The CEO remains accountable to the Board for the authority that is delegated to him and the performance of the Group.

The full Board currently holds nine (9) scheduled meetings each year, plus strategy meetings and any extraordinary meetings which may be necessary to address any specific matters that may arise. During the financial year the Board met twelve (12) times. Members of senior management attend meetings of the Board by invitation.

Non-Executive Directors meet regularly at scheduled meetings without management present.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These Committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. Charters of the three Committees are reviewed annually. All Non-Executive Directors are required to serve on all Board Committees and are chaired by a Non-Executive Director.

Matters determined by Committees are submitted to the full Board as recommendations for decision and ratification. Minutes of Committee meetings are tabled at the immediately subsequent Board meeting.

Independent professional advice

Directors and Board Committees have the right, in connection with their duties and responsibilities to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course.

Performance assessment

The Board undertakes an annual self assessment of the performance of the Board as a whole, its Committees, the Chairman, individual Directors and governance processes that support Board work. Performance of individual Directors is assessed against a range of dimensions including the ability of the Director to consistently create shareholder value, to contribute to the development of strategies and risk identification, to provide clarity of direction to senior management, to listen to the views of fellow Directors, members of management and key third party stakeholders and to provide the time commitment to ensure the discharge of duties and obligations to the Company. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

Non-Executive Director independence

An assessment of Non-Executive Director's independence is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration. When determining the independence of Non-Executive Directors consideration is given to whether the Director:

- is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- is employed, or has previously been employed in an executive capacity by the Company, and there has not been a period of at least three (3) years between ceasing such employment and serving on the Board;
- has within the last three (3) years been a principal of a material professional advisor or a material consultant to the Company, or an employee materially associated with the service provided;
- is a material supplier or customer of the Company, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has a material contractual relationship with the Company other than as a Director.

Mr. Gordon Merchant is a substantial shareholder of the Company. Accordingly, he is not considered to be independent of the Company based on the ASX guidelines. Mr. Merchant is a founder of the Billabong Group and the Board considers that it is in the best interests of all shareholders to have a Director with Mr. Merchant's industry and business expertise and Company history as a member of the Board.

All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company.

Conflicts of interest

Directors are required to keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict may exist, the Director concerned does not receive the relevant board papers and is not present at the meeting while the item is considered. Additionally Directors are required to advise the Board of any executive appointments to other companies and any related party transactions including financial transactions with the Group.

Entities associated with Mr. Paul Naude had business dealings with the Company during the year, details of which are disclosed in the financial statements.

Tenure of office

Non-Executive Directors have open-ended contracts and tenure is subject to the individual performance of the Director and shareholder approval.

Financial reporting

The CEO and Chief Financial Officer (CFO) have made the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial position and performance of the Company and Group and are in accordance with relevant accounting standards and the *Corporations Act 2001*; and
- that the above statement is founded on a sound system of risk management and internal compliance and control systems which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control systems are operating efficiently and effectively in all material respects in relation to financial reporting risks.

The Board receives monthly reports from management on the financial and operational performance of the Group.

Board committees

Audit Committee

Committee Members:
Allan McDonald (Chairman)
Tony Froggatt
Margaret Jackson
Ted Kunkel
Gordon Merchant
Colette Paull

A majority of the members of the Committee are independent Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to:

- ensure the integrity and reliability of the Company's financial statements and all other financial information published by the Company or released to the market;
- review the scope and results of external and compliance audits;
- assess compliance with applicable legal and regulatory requirements;
- assess the effectiveness of the systems of internal control and risk management;
- review the appointment, remuneration, qualifications, independence and performance of the external auditors and the integrity of the audit process as a whole; and
- monitor and review the nature of non-audit services of external auditors and related fees and ensure it does not adversely impact on auditor independence.

The Audit Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Nominations Committee

Committee Members:
Ted Kunkel (Chairman)
Tony Froggatt
Margaret Jackson
Allan McDonald
Gordon Merchant
Colette Paull

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Board of Directors will be the Chairman of the Committee.

The main functions of the Committee are to:

- assess periodically the skill set required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assess the skills currently represented on the Board;
- regularly review and make recommendations to the Board regarding the structure, size and composition of the Board and keep under review the leadership needs of the Company, both executive and non-executive;
- identify suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensure that, on appointment, all Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment including any responsibilities with respect to Board Committees;
- oversee appropriate Board succession planning; and
- establish a process for the review of the performance of individual Directors and the Board as a whole.

When a new Director is to be appointed the Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

New Directors are provided with a letter of appointment setting out the Company's expectations including involvement with committee work, their responsibilities, remuneration including superannuation and expenses, requirement to disclose their interests and any matters which affect the Director's independence. New Directors are also provided with all relevant policies including the Company's share trading policy, a copy of the Company's Constitution, organizational chart and details of indemnity and insurance arrangements. A formal induction program which covers the operation of the Board and its Committees and financial, strategic, operations and risk management issues is also provided to ensure that Directors have significant knowledge about the Company and the industry within which it operates.

New Directors are advised of the time commitment required of them in order to appropriately discharge their responsibilities as a Director of the Company. Directors are required to confirm that they have sufficient time to meet this requirement. These processes were undertaken with the appointment during the financial year of Mr. Froggatt as a Non-Executive Director to the Company.

The Nominations Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Human Resource and Remuneration Committee

Committee Members:
Margaret Jackson (Chairman)
Tony Froggatt
Ted Kunkel
Allan McDonald
Gordon Merchant
Colette Paull

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to assist the Board in establishing remuneration policies and practices which:

- enable the Group to attract and retain Executives and Directors (Executive and Non-Executive) who will create sustainable value for shareholders and other stakeholders;
- fairly and responsibly reward Executives and Directors having regard to the Group's overall strategy and objectives, the performance of the Group, the performance of the Executive and the general market environment; and
- comply with all relevant legislation and regulations including the ASX Listing Rules and *Corporations Act 2001*.

In particular to:

- review the remuneration for each Executive Director (including base pay, incentive payments, equity awards and retirement or severance benefits), having regard to the Executive remuneration policy and whether in respect of any elements of remuneration any shareholder approvals are required;
- annually appraise the performance of the CEO and provide appropriate Executive development programs;
- review the remuneration (including incentive awards, equity awards and service employment contracts) for the CEO and senior management, to ensure they are consistent with the Executive remuneration policy;

- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all cash-based Executive incentive plans;
- review the appropriateness of management succession plans;
- review annually the remuneration trends (including major changes in employee benefit structures, philosophies and practices) across the Group in its various regions; and
- ensure that the Board is aware of all relevant legal requirements regarding disclosure of remuneration.

The Committee reviews and sets key performance indicators (KPI's) relating to financial and personal targets for senior management at the commencement of each financial year. These KPI's are evaluated at the end of each reporting period and impact on the discretionary element of the executive's remuneration.

The Human Resource and Remuneration Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Risk assessment and management

The Board, through the Audit Committee is responsible for ensuring the adequacy of the Company's risk management and compliance framework and system of internal controls and for regularly reviewing its effectiveness.

The Company has implemented a risk management system based on AS/NZS 4360:2004; *Risk Management* standard and the ASX Corporate Governance Principles and Recommendations. The framework is based around the following risk activities:

- Risk Identification: Identify all significant foreseeable risks associated with business activities in a timely and consistent manner;
- Risk Evaluation: Evaluate risks using an agreed risk assessment criteria;
- Risk Treatment/Mitigation: Develop mitigation plans for risk areas where the residual risk is greater than tolerable risk levels;
- Risk Monitoring and Reporting: Report risk management activities and risk specific information to appropriate levels of management in a timely manner.

A copy of the risk policy can be found on the Company's website.

The Board through the Audit Committee will review the risk management policy and framework on a regular basis and will satisfy itself that management has in place appropriate systems for managing risk and maintaining internal controls.

The CEO and management team are responsible for identifying, evaluating and monitoring risk in accordance with the risk management framework. Management are responsible for the accuracy and validity of risk information reported to the Board and also for ensuring clear communication of the Board and senior management's position on risk throughout the Company.

In particular, at the Board and senior management strategy planning sessions held throughout the year, the CEO and management team reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives.

Additionally a formal risk assessment process is part of each major capital acquisition with a post acquisition review undertaken after eighteen to twenty-four months of major business acquisitions, major capital expenditures or significant business initiatives.

Code of Conduct

The Company currently has in place Regional Codes of Conduct. These Regional Codes are currently being consolidated into a uniform Group Code of Conduct which is expected to be finalised and placed on the Company's website when finalised.

Communications with shareholders

The Company communicates to shareholders through the Company's annual report, Annual General Meeting, half year and full year results, and the Company's website. Financial information for the past four years, and all other announcements are made available on the website.

During periods of particular sensitivity, the Company's policy is to avoid any discussion with shareholders, media, analysts or other market operators for thirty days prior to the close of the half and full year accounting periods to the time of the half and full year profit announcements. This policy is subordinate to the ASX requirements of continuous disclosure.

Continuous disclosure and shareholder communication
The Company has a written policy on information disclosure that focuses on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company's securities.

The Company Secretary has been nominated as the person responsible for communication with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed following half year and full year results announcements, the material used in the presentations are released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's website. The Company ensures that if any price sensitive information is inadvertently disclosed, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

Trading in Company securities by Directors and employees
The Company has a detailed securities trading policy which regulates dealings by Directors and employees in shares, options and other securities issued in the Company. A copy of this policy is available on the Company's corporate website. A summary of the policy is as follows:

- dealings by senior managers, Directors and nominated employees are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days;
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company securities;
- where a trade by a Director or associated Company is in excess of one million shares or represents more than 10% of that Director's then current securities holding, the Director has the responsibility to notify the Chairperson at least 48 hours prior to engaging in any transaction;
- guidance is given to Directors that transactions in excess of one million shares should not be sold through normal day trading in order to minimize risk to the market price; and
- Executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested performance shares and options offered by the Company to the Executive.

External auditors
PricewaterhouseCoopers were appointed as the external auditor in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years, and in accordance with that policy a new audit engagement partner was introduced for the year ended 30 June 2007.

The performance of the external auditor is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report and in the notes to the financial statements.

It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee. The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Corporate responsibility
The Group maintained its commitment to the application of Social Accountability International's SA8000 compliance standard among external factory contractors. SA8000 is a certification standard based on the primary international workplace rights contained within the International Labour Organisation conventions, the Universal Declaration of Human Rights and the UN Convention on the Rights of the Child. For the year ended 30 June 2008, factories in the Group's supply chain were subjected to a total of 295 full SA8000 audits and a further 443 corrective action plan audits. The majority of factories subjected to multiple audits showed consistent improvement, while those that failed to commit to SA8000 were expelled from the supply chain. The Group also joined the Continuous Improvement in Central American Workplaces (CIMCAW), a public-private alliance designed to encourage improved working conditions in emerging Central American economies.

Billabong International continued its support of various environmental initiatives, including the voluntary measurement and independent review of its global carbon footprint. Our statement, which is currently being independently reviewed, shows that the Company remains well under the Australian Government thresholds for mandatory carbon reporting. However, Billabong International continues to voluntarily disclose its footprint and implement initiatives to reduce its environmental impact.


BILLABONG.


Element


vonzipper

KUSTOM


PALMERS

HONOLUA




XCEL


tigerlily


sector

Billabong International Limited

ABN 17 084 923 946

Contents

:: FINANCIAL REPORT 30 JUNE 2008

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its subsidiaries. The financial report is presented in Australian currency.

Billabong International Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads QLD 4220

A description of the nature of the consolidated entity's operations and its principal activities is included in the Directors' report on pages 2 – 5, which is not part of this financial report.

The financial report was authorised for issue by the Directors on 22 August 2008. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available on our Corporate website: www.billabongbiz.com

	Notes	Consolidated		Parent entity	
		2008 **$'000**	2007 $'000	**2008** **$'000**	2007 $'000
Revenue from continuing operations	5	1,354,419	1,230,513	64,453	208,833
Cost of goods sold	7	(608,040)	(570,979)	—	—
Other income	6	—	671	—	443
Selling, general and administrative expenses	7	(399,411)	(355,483)	(1,733)	(763)
Other expenses	7	(76,420)	(63,422)	(15,888)	—
Finance costs	7	(24,986)	(19,486)	(21,298)	(9,893)
Profit before income tax		245,562	221,814	25,534	198,620
Income tax (expense)/benefit	8	(69,293)	(54,207)	3,151	5,980
Profit for the year		176,269	167,607	28,685	204,600
Loss/(Profit) attributable to minority interest		111	(359)	—	—
Profit attributable to members of Billabong International Limited		176,380	167,248	28,685	204,600

Earnings per share for profit attributable to the ordinary equity holders of the Company		Cents	Cents
Basic earnings per share	41	85.7	81.2
Diluted earnings per share	41	85.1	80.7

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

As at 30 June 2008 : :

	Notes	Consolidated		Parent entity	
		2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
ASSETS					
Current assets					
Cash and cash equivalents	9	128,477	113,212	43	160
Trade and other receivables	10	302,680	274,369	23,673	12,853
Inventories	11	209,701	171,833	—	—
Current tax receivables		8,106	—	268	—
Other	12	18,559	14,104	506	275
Total current assets		667,523	573,518	24,490	13,288
Non-current assets					
Receivables	13	7,677	12,875	274,962	192,572
Other financial assets	14	—	—	414,264	410,678
Property, plant and equipment	15	134,120	106,991	—	—
Intangible assets	16	800,897	660,104	—	—
Deferred tax assets	17	12,008	35,371	4,401	292
Other	18	3,236	1,719	589	897
Total non-current assets		957,938	817,060	694,216	604,439
Total assets		1,625,461	1,390,578	718,706	617,727
LIABILITIES					
Current liabilities					
Trade and other payables	19	193,922	152,226	518	788
Borrowings	20	11,895	6,791	—	—
Current tax liabilities	21	—	2,420	—	2,015
Provisions	22	11,285	10,836	—	—
Total current liabilities		217,102	172,273	518	2,803
Non-current liabilities					
Borrowings	23	471,411	360,565	315,992	132,737
Deferred tax liabilities	24	55,223	78,727	—	—
Provisions and other payables	25	10,475	4,575	—	—
Deferred payment	35	76,147	14,755	—	—
Total non-current liabilities		613,256	458,622	315,992	132,737
Total liabilities		830,358	630,895	316,510	135,540
Net assets		795,103	759,683	402,196	482,187
EQUITY					
Contributed equity	26	316,317	316,174	316,317	316,174
Treasury shares	27(a)	(24,896)	(19,708)	—	—
Option reserve	27(b)	6,995	9,363	12,558	9,363
Other reserves	27(b)	(41,441)	(21,940)	—	—
Retained profits	27(c)	538,128	473,762	73,321	156,650
Parent entity interest	.	795,103	757,651	402,196	482,187
Minority interest		—	2,032	—	—
Total equity		795,103	759,683	402,196	482,187

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

For the year ended 30 June 2008 : :

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Total equity at the beginning of the financial year		759,683	712,123	482,187	367,349
Cash flow hedge reserve movement, net of tax	27(b)	(1,240)	(2,341)	—	—
Exchange differences on translation of foreign operations	27(b)	(7,931)	(21,476)	—	—
Net investment hedge	27(b)	(10,330)	1,258	—	—
Net (expense)/income recognised directly in equity		(19,501)	(22,559)	—	—
Profit for the year		176,269	167,607	28,685	204,600
Total recognised income for the year		156,768	145,048	28,685	204,600
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	26	143	2,646	143	2,646
Dividends paid	28	(112,014)	(97,435)	(112,014)	(97,435)
Treasury shares purchased by employee share plan trusts	27(a)	(10,751)	(7,726)	—	—
Option reserve in respect of employee share plan	27(b)	3,195	5,027	3,195	5,027
Acquisition of subsidiary minority interest		(1,921)	—	—	—
		(121,348)	(97,488)	(108,676)	(89,762)
Total equity at the end of the financial year		795,103	759,683	402,196	482,187
Total recognised income and expense for the year is attributable to:					
Members of Billabong International Limited		156,879	144,689	28,685	204,600
Minority interest		(111)	359	—	—
		156,768	145,048	28,685	204,600

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements

For the year ended 30 June 2008 : :

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		1,340,297	1,185,739	—	—
Payments to suppliers and employees (inclusive of GST)		(1,108,720)	(988,119)	(16)	—
		231,577	197,620	(16)	—
Dividends received		—	—	876	51,046
Interest received		4,310	3,547	4,184	16,111
Other revenue		3,727	3,137	—	6
Finance costs		(25,305)	(17,087)	(1,430)	(10,460)
Income taxes (paid)/refunded		(61,102)	(96,008)	4	2,560
Net cash inflow from operating activities	39	153,207	91,209	3,618	59,263
Cash flows from investing activities					
Payments for purchase of subsidiaries and businesses, net of cash acquired	35	(90,688)	(22,604)	(391)	(1,349)
Payments for property, plant and equipment		(54,688)	(39,179)	—	—
Loans to related parties		—	—	(42,260)	(59,577)
Loans from related parties		—	—	146,238	178,466
Repayment of loans by related parties		—	—	—	14,060
Repayment of loans to related parties		—	—	—	(150,183)
Payments for intangible assets		(3,221)	(12,061)	—	—
Proceeds from sale of property, plant and equipment		1,730	382	—	—
Net cash (outflow)/inflow from investing activities		(146,867)	(73,462)	103,587	(18,583)
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		143	2,646	143	2,646
Payments for treasury shares held by employee share plan trusts		(10,751)	(7,726)	(10,751)	—
Proceeds from borrowings		338,327	285,416	126,300	106,035
Repayment of borrowings		(197,079)	(148,587)	(111,000)	(52,035)
Dividends paid	28	(112,014)	(97,435)	(112,014)	(97,435)
Net cash inflow/(outflow) from financing activities		18,626	34,314	(107,322)	(40,789)
Net increase/(decrease) in cash and cash equivalents		24,966	52,061	(117)	(109)
Cash and cash equivalents at the beginning of the year		113,212	67,855	160	269
Effects of exchange rate changes on cash and cash equivalents		(12,326)	(6,704)	—	—
Cash and cash equivalents at the end of the year	9	125,852	113,212	43	160
Financing arrangements	23				
Non-cash investing and financing activities	40				

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Billabong International Limited as an individual entity (the "Company" or "parent entity") and the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

(a) Basis of preparation

The general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated and parent entity financial statements and notes of Billabong International Limited comply with International Financial Reporting Standards (IFRS).

Early adoption of standards
The Group has elected not to early apply accounting standards that are not applicable to the accounting period ended 30 June 2008.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(b) Principals of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Billabong International Limited as at 30 June 2008 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(h)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Note 1. Summary of significant accounting policies (continued)

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Billabong International Limited. Such investments include both investments in shares issued by the subsidiaries and other parent entity interests that in substance form part of the parent entity's investment in the subsidiaries. These include investments in the form of interest-bearing loans which have been provided to subsidiaries as an additional source of long term capital. Other amounts advanced on commercial terms and conditions are included in receivables.

(ii) Employee Share Trust
The Group has formed trusts to administer the Group's Executive Performance Share Plan. The trusts are consolidated, as the substance of the relationship is that the trusts are controlled by the Group.

Shares held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust are disclosed as treasury shares and deducted from equity.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Note 1. Summary of significant accounting policies (continued)

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

(i) *Sale of goods*
Revenue from sale of goods is recognised when it can be reliably measured, the significant risks and rewards of ownership have passed to, and the goods been accepted by, the customer and collectibility of the related receivable is probable.

Sales terms determine when risks and rewards are considered to have passed to the customer. Given that sales terms vary between regions and customers the Group recognises some wholesale sales on shipment and others on delivery of goods to the customer, whichever is appropriate. The Group recognises retail sales at the time of sale of the goods to the customer.

(ii) *Interest income*
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income over the discounted period.

(iii) *Royalty income*
Royalty income is recognised as it accrues.

(iv) *Agent commissions*
Revenue earned from sourcing of product on behalf of licensees is recognised net of the cost of the goods, reflecting the sourcing commission only. Sourcing commission is recognised when the goods are provided.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Note 1. Summary of significant accounting policies (continued)

A deferred tax liability is recognised in relation to a proportion of the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

Tax consolidation legislation
Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002.

The head entity, Billabong International Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Billabong International Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 8.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(g) Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance lease is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 33). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.

(h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Note 1. Summary of significant accounting policies (continued)

Deferred consideration
When deferred contingent consideration payable becomes probable and the amount can be reliably measured the Group brings it to account. Where settlement of any part of cash consideration is deferred and recognised as a non-current liability, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade receivables are recognised at the date they are invoiced, initially at fair value and subsequently measured at amortised cost, and are principally on 30 day terms.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

Other receivables is comprised of amounts receivable under a factoring arrangement and amounts due as a result of transactions outside the normal course of trading.

(l) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value.

(i) Raw materials
Cost is determined using the first-in, first-out (FIFO) method and standard costs approximating actual costs.

(ii) Work in progress and finished goods
Cost is standard costs approximating actual costs including direct materials, direct labour and an allocation of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts.

Note 1. Summary of significant accounting policies (continued)

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost also includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases.

(m) Investments and other financial assets

Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.

(i) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and an ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

Recognition and derecognition
Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category, including interest and dividend income, are presented in the income statement within other income or other expenses in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Note 1. Summary of significant accounting policies (continued)

(n) Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

– hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or
– hedges of net investment in a foreign operation (net investment hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 29. Movements in the hedging reserve in shareholders' equity are shown in note 27(b). The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'finance costs'. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in profit or loss as cost of goods sold in the case of inventory.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

Note 1. Summary of significant accounting policies (continued)

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. These techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipment

Land and buildings are shown at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings 20 years
- Owned and leased plant & equipment 3-20 years
- Furniture, fittings and equipment 3-20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(q) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised. Instead goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) *Brands*

Expenditure incurred in developing or enhancing brands is written off against operating profit in the year in which it is incurred. Brands are shown at historical cost.

Brands have a limited legal life, however the Group monitors global expiry dates and renews registrations where required. Brands recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete. Accordingly, the Directors are of the view that brands have an indefinite life.

Brands are tested annually for impairment and carried at cost less accumulated impairment losses.

Note 1. Summary of significant accounting policies (continued)

(iii) *Computer software*
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated contractual lives (three to five years). Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Provisions

Provisions for restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(v) Employee benefits

(i) *Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) *Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are

Note 1. Summary of significant accounting policies (continued)

discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(iv) *Profit-sharing and bonus plans*
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(x) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(y) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Employee and executive share plans

Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, an employee share scheme and the Billabong Executive Performance Share Plan.

No options have been granted to employees under the Billabong Executive Incentive Option Plan since August 2002 and, as it is intended that the Executive Performance Share Plan replace the Billabong Executive Incentive Option Plan, it is not envisaged that any further options will be granted under this plan. For options already granted under the plan, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefit expense with a corresponding increase in equity when the employees become entitled to the shares.

The fair value of equity instruments granted under the Billabong Executive Performance Share Plan is recognised as an employee benefit expense over the period during which the employees become unconditionally entitled to the

Note 1. Summary of significant accounting policies (continued)

instruments. There is a corresponding increase in equity, being recognition of an option reserve. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested. The fair value of equity instruments granted is measured at grant date and is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. As the trusts were established by the Company for the benefit of the consolidated entity, through the provision of a component of the consolidated entities executive remuneration, the trusts are consolidated in the consolidated entity.

Current equity based instruments granted under the Billabong Executive Performance Share Plan include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles. Through contributions to the trusts the consolidated entity purchases shares of the Company on market to underpin performance shares and conditional rights issued. The shares are recognised in the balance sheet as treasury shares. Treasury shares are excluded from the weighted average number of shares used as the denominator for determining basic earnings per share and net tangible asset backing per share. The performance shares and conditional rights of the Billabong Executive Performance Share Plan are treated as potential ordinary shares for the purposes of diluted earnings per share.

The Company incurs expenses on behalf of both trusts. These expenses are in relation to administration costs of the trusts and are recorded in the income statement as incurred.

(aa) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

Change in accounting policy in the prior year
This represents a new accounting policy in the prior year following the change to AASB 139, however there was no impact on the parent entity or consolidated entity financial statements or the earnings per share disclosed in note 41.

(bb) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

Note 1. Summary of significant accounting policies (continued)

(cc) Rounding of amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

(dd) Change in accounting policy

The policy of accounting for employee and executive share plans for the parent entity was adopted for the first time in the current financial year. In previous reporting periods, the full amount of the employee and executive share plan was only recognised on the consolidated option reserve, as the parent entity has no employees but grants rights to its equity instruments directly to its subsidiary's employees.

The policy was changed following the release of AASB Interpretation 11 *Group and Treasury Share Transactions*. The new policy has been applied retrospectively and comparative information in relation to the 2007 financial year has been restated accordingly. The following adjustments were made as at 30 June 2007 and 1 July 2006:

	Parent entity			
	1 July 2006 Restated $'000	30 June 2007 * $'000	Increase / (Decrease) $'000	30 June 2007 Restated $'000
Balance sheet (extract)				
Other financial assets – shares in controlled entities at cost	4,336	4,336	5,027	9,363
Net assets	**367,349**	**477,160**	**5,027**	**482,187**
Option reserve	4,336	4,336	5,027	9,363
Total equity	**367,349**	**477,160**	**5,027**	**482,187**

* The 2007 amounts are after correction of the 1 July 2006 balance.

There was no impact on the consolidated financial statements of the Group or the earnings per share disclosed in note 41.

(ee) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below:

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8

AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting for companies generally, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, at this stage, it is not expected to affect any of the amounts recognised in the financial statements.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]

The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and - when adopted - will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group, as the Group already capitalises borrowing costs relating to qualifying assets.

Note 1. Summary of significant accounting policies (continued)

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101

A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 July 2009.

(iv) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127

Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group will apply the revised standards from 1 July 2009. The new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules:

- all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through the income statement;
- all transaction costs will be expensed.

(v) AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations

AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009. The Group is still evaluating the impact of this amendment.

(vi) AASB 2008-2 Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations Arising on Liquidation [AASB 7, AASB 101, AASB 132, AASB 139 and Interpretation 2]

The amendments made by AASB 2008-2 in March 2008 relate to puttable financial instruments and instruments that require the entity to pay the holder a pro-rata share of the entity's net assets on liquidation. The revised standards have to be applied from 1 January 2009. Under the revised rules, the relevant instruments will be classified as equity if certain conditions are satisfied. As the Group has not issued any such instruments, the amendments will not have any effect on the Group's or the parent entity's financial statements.

(vii) Amendments to IFRS 1 and IAS 27 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

In May 2008, the IASB made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. Amendments to the corresponding Australian Accounting Standards are expected to be issued shortly. The Group will apply the revised rules from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

(viii) Improvements to IFRSs

In May 2008, the IASB issued a number of improvements to existing International Financial Reporting Standards. The amendments will generally apply to financial reporting periods commencing on or after 1 January 2009, except for some changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations regarding the sale of the controlling interest in a subsidiary which will apply from 1 July 2009. We expect the AASB to make the same changes to Australian Accounting Standards shortly. The Group will apply the revised standards from the relevant application dates.

Note 1. Summary of significant accounting policies (continued)

(ix) IFRIC Interpretation 16 Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 16 was issued in July 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group is still evaluating the impact of this interpretation.

(x) Amendment to IAS 39 Financial Instruments: Recognition and Measurement
On 31 July 2008 the IASB issued an amendment to IAS 39, Eligible Hedged Items. It is effective for accounting periods beginning on or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group is currently reviewing its hedging transactions to determine whether there will be an impact on the financial report when the standard is first applied.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures. Derivatives are used exclusively for hedging purposes and not for trading or speculative purposes.

(a) Market risk

(i) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States Dollars.

Foreign currency transaction risk arises when assets and liabilities, and forecasted purchases and sales are denominated in a currency other than the functional currency of the respective entities. As sales are mainly denominated in the respective local currency which is the functional currency, the major transactional exposure is in relation to inventory purchases which are typically denominated in United States Dollars. The risk is measured using sensitivity analysis and cash flow forecasting.

Forward contracts are used to manage foreign exchange risk. The Group's risk management policy is for each region to hedge greater than 80% of forecast foreign denominated inventory purchases for the upcoming season. Further hedges can be executed following receipt of customer orders. All hedges of projected purchases qualify as "highly probable" forecast transactions for hedge accounting purposes. The Group has, as outlined in note 29, forward exchange contracts designated as cash flow hedges.

The carrying amounts of the Group's and parent entity's financial assets and liabilities that are denominated in Australian Dollars and significant foreign currency (figures in Australian Dollars), are set out below:

		Consolidated		Parent entity	
	Notes	**2008 $'000**	2007 $'000	**2008 $'000**	2007 $'000
Australian Dollars					
Cash and cash equivalents	9	19,866	8,662	43	160
Trade and other receivables	10, 13	46,758	45,546	225,373	172,551
Borrowings	20, 23	(115,907)	(101,060)	(315,992)	(132,737)
Trade and other payables	19	(24,498)	(21,214)	(518)	(788)
		(73,781)	(68,066)	(91,094)	39,186
United States Dollars					
Cash and cash equivalents	9	68,169	70,841	—	—
Trade and other receivables	10, 13	99,027	114,433	—	—
Borrowings	20, 23	(248,223)	(191,082)	—	—
Trade and other payables	19	(94,176)	(79,472)	—	—
		(175,203)	(85,280)	—	—
European Euros					
Cash and cash equivalents	9	11,975	8,277	—	—
Trade and other receivables	10, 13	71,481	54,539	—	—
Borrowings	20, 23	(81,735)	(46,339)	—	—
Trade and other payables	19	(42,270)	(31,692)	—	—
		(40,549)	(15,215)	—	—
Other					
Cash and cash equivalents	9	28,467	25,432	—	—
Trade and other receivables	10, 13	93,091	72,726	73,262	32,874
Borrowings	20, 23	(37,441)	(28,875)	—	—
Trade and other payables	19	(32,978)	(19,848)	—	—
		51,139	49,435	73,262	32,874

Note 2. Financial risk management (continued)

Sensitivity analysis
The majority of the carrying amounts of the Group's financial assets and liabilities are denominated in the functional currency of the relevant subsidiary and thus there is no foreign exchange exposure. The majority of foreign exchange exposure as at 30 June 2008 relates to intragroup monetary assets or liabilities, which whilst these intragroup assets or liabilities are eliminated on group consolidation there is an exposure at balance date which is recognised in the consolidated income statement as unrealised foreign exchange gains or losses. This is because the monetary item represents a commitment to convert one currency into another and exposes the Group to a gain or loss through currency fluctuations.

At 30 June 2008 had the Australian Dollar as at 30 June 2008 weakened / strengthened by 10% against the United States Dollar with all other variables held constant, post-tax profit for the year would have been $0.5 million higher / $0.4 million lower (2007: $5.3 million higher / $4.3 million lower), mainly as a result of intragroup monetary assets or liabilities as at 30 June 2008. Profit is less sensitive to movements in the Australian Dollar / United States Dollar in 2008 than 2007 because of decreased amounts of intragroup monetary assets or liabilities and decreased amounts of United States Dollar assets or liabilities in non-United States Dollar functional currency entities as at 30 June 2008 compared to as at 30 June 2007. Equity (excluding the effect to the Foreign Currency Translation Reserve of translating the United States of America operations' net assets/equity to Australian Dollars) would have been $6.6 million higher / $6.6 million lower (2007: $9.8 million higher / $8.8 million lower). The Group's exposure to other foreign exchange movements as at 30 June 2008 is not material.

The parent entity does not have any exposure to the United States Dollar as at 30 June 2008 or 30 June 2007. At 30 June 2008 the parent entity had exposure to the South African Rand. At 30 June 2008 had the Australian Dollar as at 30 June 2008 weakened / strengthened by 10% against the South African Rand with all other variables held constant, post-tax profit for the year would have been $3.3 million higher / $2.7 million lower (2007: $nil higher / $nil lower). Profit is more sensitive to movements in the Australian Dollar / South African Rand in 2008 than 2007 because of the creation of intragroup monetary assets due to the acquisition of the South African licensee in the year ended 30 June 2008 compared to as at 30 June 2007. Equity would have been $3.3 million higher / $2.7 million lower (2007: $nil higher / $nil lower). The parent entity's exposure to other foreign exchange movements as at 30 June 2008 is not material.

(ii) Cash flow interest rate risk
Other than cash deposits at call the Group has no significant interest-bearing assets, therefore the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. In certain circumstances the Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest expense through different interest rate cycles.

As at the reporting date, the Group had the following variable rate borrowings and interest rate swap contracts outstanding:

	2008 $'000	2007 $'000
Bank loans and cash advance facilities	477,087	358,355
Interest rate swaps (notional principal amount)	(182,368)	(17,739)
Net exposure to interest rate risk	294,719	340,616

An analysis by maturities is provided in (c) below and a summary of the terms and conditions is in note 23.

Sensitivity analysis
At 30 June 2008 if interest rates had changed by - / + 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year would not have been affected (2007: $nil). Equity would have been $1.4 million lower/higher (2007: $0.1 million lower/higher) mainly as a result of an increase / decrease in the fair value of the cash flow hedges as at 30 June 2008.

Note 2. Financial risk management (continued)

(b) Credit risk

Credit risk represents the loss that would be recognised if a counterparty failed to perform as contracted. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Group has no significant concentrations of credit risk.

Derivative counterparties and cash deposits are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their financial position, past experience and other factors. Credit limits are set for each individual customer in accordance with parameters set by the Board. These credit limits are regularly monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. Sales to retail customers are settled in cash or using major credit cards, mitigating credit risk.

Credit risk further arises in relation to financial guarantees given to certain parties. Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The vast majority of cash at bank and short-term bank deposits are held with banks with at least a credit rating of 'A'. Derivative counterparties have a credit rating of at least 'A'. The vast majority of trade receivables are with existing customers (who have been customers for at least six months) with no defaults in the past (for further information about impaired trade receivables and past due but not impaired receivables refer to note 10).

Note 2. Financial risk management (continued)

(c) Liquidity risk

Due to the financial liabilities within the Group and parent entity, the Group and parent entity are exposed to liquidity risk, being the risk of encountering difficulties in meeting such obligations. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to closeout market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available. Refer to note 23(e) for information in regards to the Group's and parent entity's financing arrangements. Refer to note 26(h) for information in regards to the Group's and parent entity's capital management strategy.

The tables below analyse the Group's and the parent entity's financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. For net settled and gross settled derivatives the cash flows have been estimated using spot interest rates applicable at the reporting date.

Consolidated - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	189,942	---	---	---	---	189,942	189,942
Fixed rate debt	1,198	1,021	1,625	2,995	64	6,903	6,219
Variable rate debt	18,708	12,998	478,442	---	---	510,148	477,087
Net settled (interest rate swaps) derivatives	999	947	1,893	1,405	---	5,244	1,564
Net variable rate debt	210,847	14,966	481,960	4,400	64	712,237	674,812
Gross settled derivatives							
- (inflow)	(96,633)	(27,434)	---	---	---	(124,067)	---
- outflow	99,832	28,177	---	---	---	128,009	3,071
	3,199	743	---	---	---	3,942	3,071

As of 17 July 2008 a new $600 million Syndicated Revolving Multi-Currency Facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility is structured as an unsecured multi-currency facility with a two year and three year tranche of $300 million each. The facility replaces the Group's previous secured facilities (refer to note 23 for the Group's secured facilities as at 30 June 2008) and provides additional liquidity to the Group.

Consolidated - 2007	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	149,169	---	---	---	---	149,169	149,169
Fixed rate debt	1,454	1,454	2,289	4,803	84	10,084	9,001
Variable rate debt	12,558	12,615	367,442	---	---	392,615	358,355
Net settled (interest rate swaps) derivatives	(162)	(162)	(193)	---	---	(517)	(503)
Net variable rate debt	163,019	13,907	369,538	4,803	84	551,351	516,022
Gross settled derivatives							
- (inflow)	(86,137)	(19,007)	---	---	---	(105,144)	---
- outflow	88,433	19,231	---	---	---	107,664	2,766
	2,296	224	---	---	---	2,520	2,766

Note 2. Financial risk management (continued)

Parent entity - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	518	---	---	---	---	518	518
Variable rate debt	12,634	12,825	135,547	48,166	200,692	409,864	315,992

Parent entity - 2007	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	788	---	---	---	---	788	788
Variable rate debt	4,655	4,388	106,913	7,857	32,737	156,550	132,737

(d) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Certain financial instruments such as derivatives are valued using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of borrowings is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates that are available to the Group for similar financial instruments. Refer to note 13(b) and 23(g) for further information.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill and indefinite life intangibles
The Group tests annually whether goodwill and indefinite life intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and judgements. Assumptions used in impairment testing are detailed in note 16.

Deferred contingent consideration
In relation to certain acquisitions that have been made by the Group, deferred contingent consideration may be payable in cash if certain specific conditions are achieved. When the deferred contingent consideration payable becomes probable and the amount can be reliably measured the Group brings it to account (refer note 35). The calculation of the payable for each acquisition requires the use of estimates and judgements which are reviewed at each reporting period.

Note 4. Segment information

(a) Description of segments

The Group is organised on a global basis into the following geographical segments. Each segment's areas of operation are the wholesaling and retailing of surf, skate and snow apparel and accessories.

Australasia
This segment includes Australia, New Zealand, Japan, South Africa, Singapore, Malaysia and Indonesia.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes France, Germany, England, Spain, Italy, the Netherlands, Belgium and Austria.

Rest of the World
This segment relates to royalty receipts from third party operations.

(b) Primary reporting format – geographical segments

2008	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	412,693	620,487	314,438	---	1,347,618
Other revenue, including interest revenue	2,963	1,653	332	1,853	6,801
Total segment revenue	415,656	622,140	314,770	1,853	1,354,419
Segment result	110,081	112,013	68,004	1,853	291,951
Add/(Less): inter-company royalties and sourcing fees	130,983	(82,749)	(48,234)	---	—
Less: depreciation and amortisation	(8,360)	(10,653)	(8,202)	---	(27,215)
Less: interest (expense)/income (net)	(5,378)	(9,539)	(4,257)	---	(19,174)
Profit before income tax	227,326	9,072	7,311	1,853	245,562
Consolidated profit before income tax					245,562
Less: income tax expense					(69,293)
Consolidated profit for the year					176,269
Segment assets	1,159,499	681,758	234,760	---	2,076,017
Elimination					(450,556)
Total assets					1,625,461
Segment liabilities	68,333	86,331	68,424	---	223,088
Elimination					(278,693)
Unallocated liabilities					885,963
Total liabilities					830,358
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	77,348	114,714	19,862	---	211,924
Impairment of inventories	157	244	6,062	---	6,463
Impairment of trade receivables	123	853	2,817	---	3,793

Note 4. Segment information (continued)

2007	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	353,628	604,567	264,716	---	1,222,911
Other revenue, including interest revenue	2,696	1,305	---	3,601	7,602
Total segment revenue	356,324	605,872	264,716	3,601	1,230,513
Segment result	93,223	111,948	50,310	3,601	259,082
Add/(Less): inter-company royalties and sourcing fees	108,409	(74,371)	(34,038)	---	---
Less: depreciation and amortisation	(5,920)	(9,226)	(6,632)	---	(21,778)
Less: interest (expense)/income (net)	(3,970)	(9,428)	(2,092)	---	(15,490)
Profit before income tax	191,742	18,923	7,548	3,601	221,814
Consolidated profit before income tax					221,814
Less: income tax expense					(54,207)
Consolidated profit for the year					167,607
Segment assets	1,031,315	602,760	183,263	---	1,817,338
Elimination					(426,760)
Total assets					1,390,578
Segment liabilities	43,845	117,946	59,409	---	221,200
Elimination					(252,358)
Unallocated liabilities					662,053
Total liabilities					630,895
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	34,293	29,705	16,836	---	80,834
Impairment of inventories	54	1,250	2,707	---	4,011
Impairment of trade receivables	134	356	2,518	---	3,008

(c) Secondary reporting format – business segments

The consolidated entity operates predominately in one business segment being the surf, skate and snow apparel and accessories market.

Note 5. Revenue

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
From continuing operations				
Sales revenue				
Sale of goods	1,347,618	1,222,911	---	---
Royalties	1,853	3,601	---	---
	1,349,471	1,226,512	---	---
Other revenue				
Interest	4,699	3,432	23,577	17,079
Dividends	---	---	40,876	51,046
Other	249	569	---	---
Gain on transfer of subsidiaries to consolidated entity	---	---	---	140,708
	4,948	4,001	64,453	208,833
Total revenue	1,354,419	1,230,513	64,453	208,833

Note 6. Other income

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Foreign exchange gains	—	—	—	443
Other	—	671	—	—
	—	671	—	443

Note 7. Expenses

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Profit before income tax includes the following specific expenses:				
Expenses				
Cost of goods sold	608,040	570,979	—	—
Selling, general and administrative expenses	399,411	355,483	1,733	763
Employee benefits expense (included in the amounts above)	173,279	141,834	—	—
Depreciation				
Buildings	472	448	—	—
Plant and equipment	25,360	19,738	—	—
Plant and equipment under finance lease	1,278	1,209	—	—
Total depreciation	27,110	21,395	—	—
Amortisation of finite life intangible assets	105	383	—	—
Interest and finance charges				
Interest expense	23,873	18,922	20,185	9,329
Other borrowing costs	1,113	564	1,113	564
Total interest and finance charges	24,986	19,486	21,298	9,893
Net loss on disposal of property, plant and equipment	211	72	—	—
Foreign exchange losses	1,020	2,987	15,888	—
Rental expense relating to operating leases				
Minimum lease payments	43,296	30,500	—	—
Contingent rentals	885	1,066	—	—
Total rental expense relating to operating leases	44,181	31,566	—	—
Impairment of other assets				
Inventories	6,463	4,011	—	—
Trade receivables	3,793	3,008	—	—

Note 8. Income tax expense

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
(a) Income tax expense/(benefit)				
Current tax	62,073	83,930	(3,042)	787
Deferred tax	3,017	(22,314)	(4,109)	(292)
Adjustments for current tax of prior periods	4,203	(7,409)	4,000	(6,475)
	69,293	54,207	(3,151)	(5,980)
Deferred income tax (revenue)/expense included in income tax expense/(benefit) comprises:				
Decrease/(increase) in deferred tax assets (note 17)	791	(15,842)	(4,468)	(292)
(Decrease)/increase in deferred tax liabilities (note 24)	2,226	(6,472)	359	---
	3,017	(22,314)	(4,109)	(292)
(b) Numerical reconciliation of income tax expense/(benefit) to prima facie tax payable				
Profit from continuing operations before income tax expense	245,562	221,814	25,534	198,620
Tax at the Australian tax rate of 30% (2007 – 30%)	73,669	66,544	7,660	59,586
Tax effect of amounts which are not deductible/ (taxable) in calculating taxable income:				
Net exempt income	(12,647)	(4,912)	(2,548)	(42,542)
Non-taxable dividends	---	---	(12,263)	(15,314)
Entertainment	368	274	---	---
Sundry items	(665)	(1,659)	---	(1,235)
Non-deductible/(taxable) permanent differences	3,079	701	---	---
	63,804	60,948	(7,151)	495
Difference in overseas tax rates	1,795	1,366	---	---
Under/(over) provision in prior years	4,203	(7,409)	4,000	(6,475)
Prior year tax losses previously not recognised	(509)	(698)	---	---
Income tax expense/(benefit)	69,293	54,207	(3,151)	(5,980)
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit but directly debited/(credited) to equity				
Net deferred tax – credited (note 17, 24)	1,827	(1,249)	---	---
	1,827	(1,249)	---	---
(d) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	1,543	---	---	---
Potential tax benefit @ 30%	463	---	---	---

All unused tax losses were incurred by entities that are not part of the Australian tax consolidated group.

Note 8. Income tax expense (continued)

(e) Tax consolidation legislation

Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002. The accounting policy in relation to this legislation is set out in note 1(f).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Billabong International Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Billabong International Limited for any current tax payable assumed and are compensated by Billabong International Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Billabong International Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (note 34).

The income tax expense for the financial year is $69.3 million (2007: $54.2 million), an effective tax rate of 28.2% (2007: 24.4%).

The following one-off items had a significant impact in determining the prior year's income tax expense for the Group:

(a) Intra-group royalties – as part of a continuing comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process is underway with the French Taxation Authority (FTA) in France. The total tax benefit that was recognised in the financial year ended 30 June 2007 was $10.8 million. Of the total tax benefit, $7.5 million related to the 30 June 2007 financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) related to the 30 June 2006 financial year;

(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis resulted in a non-recurring benefit of $4.5 million in the 30 June 2007 financial year. This benefit has been fully recognised in the 30 June 2007 financial year.

Excluding all non-recurring ($4.5 million) and prior year ($3.3 million) taxation benefits mentioned above, the Group's effective tax rate would have been 28.0% for the financial year ended 30 June 2007.

Note 9. Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Cash at bank and in hand	89,969	70,660	43	160
Deposits at call	38,508	42,552	—	—
	128,477	113,212	43	160

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the consolidated cash flow statement as follows:

Balances as above	128,477	113,212	43	160
Bank overdrafts (note 20)	(2,625)	—	—	—
	125,852	113,212	43	160

(b) Interest rate risk exposure

The Group's and parent entity's exposure to interest rate risk is discussed in note 2.

Note 10. Current assets – Trade and other receivables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Trade receivables	300,313	252,023	—	—
Provision for impairment of receivables	(16,033)	(16,127)	—	—
	284,280	235,896	—	—
Recoverables from controlled entity – tax related	—	—	19,318	11,093
Receivables from controlled entities	—	—	4,355	1,760
Other receivables	18,400	38,473	—	—
	302,680	274,369	23,673	12,853

(a) Impaired trade receivables

As at 30 June 2008 current trade receivables of the Group with a nominal value of $17.3 million (2007: $16.8 million) were impaired. The amount of the provision was $16.0 million (2007: $16.1 million). The individually impaired receivables mainly relate to retailers, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered.

The ageing of these receivables is as follows:

	Consolidated	
	2008	2007
	$'000	$'000
Up to 3 months	4,882	4,925
3 to 6 months	2,306	2,710
Over 6 months	10,151	9,147
	17,339	16,782

Movements in the provision for impairment of receivables are as follows:

	Consolidated	
	2008	2007
	$'000	$'000
At 1 July	16,127	12,964
Provision for impairment recognised during the year	4,237	7,728
Receivables written off during the year	(3,793)	(3,008)
Exchange differences	(538)	(1,557)
At 30 June	16,033	16,127

Note 10. Current assets – Trade and other receivables (continued)

The creation and release of the provision for impaired receivables has been included in 'other expenses' in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There were no impaired trade receivables for the parent entity in 2008 or 2007.

(b) Past due but not impaired
As of 30 June 2008, trade receivables of $55.6 million (2007: $46.6 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated	
	2008	2007
	$'000	$'000
Up to 3 months	30,039	31,479
3 to 6 months	14,672	9,012
Over 6 months	10,899	6,091
	55,610	46,582

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Other receivables
This amount includes $13.2 million (2007: $30.7 million) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

North American subsidiaries of the parent entity assign a portion of their accounts receivable to a factor under an agreement which continues on an annual basis. All credit risk passes to the factor at the time of assignment, such that the North American subsidiaries of the parent entity have no further exposure to default by the trade debtors. The subsidiaries may request advances on the net sales factored at any time before their maturity date which reduces the amounts owed by the factor to the North American subsidiaries per the agreement. The factor charges a commission on the net sales factored, and interest on any advances at prime rate.

Maximum advances under the factoring agreement are not to exceed 90% of eligible accounts receivable. Obligations due to the factor under the factoring agreement are collateralised by a continuing security interest in the factored receivables of the subsidiaries. At 30 June 2008 management believes all financial covenants had been met.

(d) Foreign exchange and interest rate risk
Information about the Group's and the parent entity's exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 2.

(e) Fair value and credit
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to note 2 for more information on the risk management policy of the Group and the credit quality of the entity's trade receivables.

Note 11. Current assets – Inventories

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Raw materials and stores – at cost	2,720	1,781	—	—
Work in progress – at cost	6,245	7,321	—	—
Finished goods				
- at cost	179,365	150,528	—	—
- at net realisable value	21,371	12,203	—	—
	209,701	171,833	—	—

(a) Inventory expense
Inventories recognised as an expense during the year ended 30 June 2008 amounted to $601.5 million (2007: $567.0 million). Write-downs of inventories to net realisable value recognised as an expense during the year ended 30 June 2008 amounted to $6.5 million (2007: $4.0 million). The expense has been included in 'cost of goods sold' in the income statement.

Note 12. Current assets - Other

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Prepayments	17,724	13,813	506	275
Derivative financial assets (note 29)	835	291	—	—
	18,559	14,104	506	275

(a) Risk exposure
Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 13. Non-current assets - Receivables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Receivables from controlled entities - loans	—	—	272,007	189,617
Receivables from controlled entities - other	—	—	2,951	2,951
Other receivables from other related parties	—	5,607	—	—
Other receivables	7,677	7,268	4	4
	7,677	12,875	274,962	192,572

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

(a) Impaired receivables and receivables past due
None of the non-current receivables are impaired or past due but not impaired.

(b) Fair values
The fair values and carrying values of non-current receivables are as follows:

	2008		2007	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Consolidated				
Other receivables	7,677	7,677	12,875	12,277

Parent entity
The fair values equal the carrying values of non-current receivables.

The fair values are based on cash flows discounted using a current lending rate.

(c) Risk exposure
Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 14. Non-current assets – Other financial assets

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Shares in controlled entities at cost (note 36)	—	—	259,377	255,791
Other investments – loans to subsidiaries	—	—	154,887	154,887
	—	—	414,264	410,678

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Other investments
Represents parent entity interest in subsidiaries as described in note 1(b)(i).

Note 15. Non-current assets – Property, plant and equipment

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2006				
Cost	29,020	91,775	13,365	134,160
Accumulated depreciation	(1,084)	(38,142)	(2,273)	(41,499)
Net book amount	27,936	53,633	11,092	92,661
Year ended 30 June 2007				
Opening net book amount	27,936	53,633	11,092	92,661
Additions	---	43,050	297	43,347
Disposals	---	(1,674)	---	(1,674)
Depreciation charge	(448)	(19,738)	(1,209)	(21,395)
Exchange differences	(843)	(4,070)	(1,035)	(5,948)
Closing net book amount	26,645	71,201	9,145	106,991
At 30 June 2007				
Cost	28,067	125,352	12,384	165,803
Accumulated depreciation	(1,422)	(54,151)	(3,239)	(58,812)
Net book amount	26,645	71,201	9,145	106,991

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
Year ended 30 June 2008				
Opening net book amount	26,645	71,201	9,145	106,991
Additions	1,363	58,187	18	59,568
Disposals	---	(1,788)	(153)	(1,941)
Depreciation charge	(472)	(25,360)	(1,278)	(27,110)
Exchange differences	(452)	(3,211)	275	(3,388)
Closing net book amount	27,084	99,029	8,007	134,120
At 30 June 2008				
Cost	29,007	173,250	12,254	214,511
Accumulated depreciation	(1,923)	(74,221)	(4,247)	(80,391)
Net book amount	27,084	99,029	8,007	134,120

Parent entity
Billabong International Limited does not hold any property, plant and equipment.

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 16. Non-current assets – Intangible assets

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
At 1 July 2006					
Cost	102,666	557,754	2,653	3,961	667,034
Accumulated amortisation	(10,207)	---	---	(2,572)	(12,779)
Net book amount	92,459	557,754	2,653	1,389	654,255
Year ended 30 June 2007					
Opening net book amount	92,459	557,754	2,653	1,389	654,255
Additions	19,752	1,260	2,686	---	23,698
Amortisation charge	---	---	---	(383)	(383)
Exchange differences	(6,487)	(10,404)	(283)	(292)	(17,466)
Closing net book amount	105,724	548,610	5,056	714	660,104
At 30 June 2007					
Cost	115,939	548,610	5,056	3,613	673,218
Accumulated amortisation	(10,215)	---	---	(2,899)	(13,114)
Net book amount	105,724	548,610	5,056	714	660,104

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2008					
Opening net book amount	105,724	548,610	5,056	714	660,104
Additions	144,895	7,143	3,185	110	155,333
Amortisation charge	---	---	---	(105)	(105)
Exchange differences	(6,840)	(7,856)	256	5	(14,435)
Closing net book amount	243,779	547,897	8,497	724	800,897
At 30 June 2008					
Cost	253,877	547,897	8,497	3,467	813,738
Accumulated amortisation	(10,098)	---	---	(2,743)	(12,841)
Net book amount	243,779	547,897	8,497	724	800,897

Amortisation charge of $0.1 million (2007: $0.4 million) has been included in 'other expenses' in the income statement.

Parent entity
Billabong International Limited does not hold any intangible assets.

(a) Impairment tests for Goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to geographical regions where operations existed at the time goodwill arose.

2008	Australasia	Americas	Europe	Total
	$'000	$'000	$'000	$'000
Goodwill				
- Billabong	69,752	63,253	8,878	141,883
- Element	---	850	---	850
- Honolua	---	5,456	---	5,456
- Kustom/Palmers	3,746	---	---	3,746
- Nixon	---	63,190	20,488	83,678
- Xcel	---	6,277	---	6,277
- Tigerlily	1,889	---	---	1,889
	75,387	139,026	29,366	243,779

Note 16. Non-current assets – Intangible assets (continued)

(a) Impairment tests for Goodwill (continued)

2007	Australasia $'000	Americas $'000	Europe $'000	Total $'000
Goodwill				
- Billabong	27,004	28,487	8,878	64,369
- Element	—	850	—	850
- Honolua	—	6,380	—	6,380
- Kustom/Palmers	3,746	—	—	3,746
- Nixon	—	23,283	7,096	30,379
	30,750	59,000	15,974	105,724

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable EBITDA.

(b) Impairment tests for brands

Brands are allocated to the Group's cash-generating units (CGUs) identified according to individual brands.

Brands	Consolidated 2008 $'000	2007 $'000
Billabong	434,533	434,497
Element	25,733	25,733
Von Zipper	1,187	1,187
Kustom	10,540	10,540
Palmers	5,113	5,113
Honolua	4,385	4,385
Beachculture	853	853
Nixon	57,316	65,042
Amazon	1,094	1,260
Xcel	3,543	—
Tigerlily	3,600	—
	547,897	548,610

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable EBITDA.

(c) Key assumptions used for value-in-use calculations

Pre-tax cash flow projections for CGUs with allocated goodwill are discounted using a pre-tax discount rate of 13.0% (2007: 11.0%).

Pre-tax cash flow projections for brand CGUs are discounted using a pre-tax discount rate range between 12.5% and 15.0% (2007: 12.0% and 15.0%).

These assumptions have been used for the analysis of each CGU. The discount rates used reflect specific risks relating to the relevant region of operation or the brand and are derived from the Group's weighted average cost of capital.

(d) Indefinite useful life for brands

No amortisation is provided against the carrying value of purchased brands on the basis that these assets are considered to have an indefinite useful life.

Key factors taken into account in assessing the useful life of brands were:

- The brands are well established and have experienced strong sales growth over time; and
- There are currently no legal, technical or commercial obsolescence factors applying to the brands or the products to which they attach which indicate that the life should be considered limited.

Note 17. Non-current assets – Deferred tax assets

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
The deferred tax assets balance comprises temporary differences attributable to:				
Trade and other receivables	2,898	3,820	—	—
Employee benefits	3,301	2,175	—	—
Inventories	6,698	2,409	—	—
Trade and other payables	1,405	1,221	—	—
Inter-company royalties	1,633	15,169	—	—
Other	9,151	9,548	4,760	292
Tax losses	7,077	—	—	—
Finance lease liabilities	3,023	—	—	—
Cash flow hedges (note 27)	1,807	1,029	—	—
Total deferred tax assets	36,993	35,371	4,760	292
Set-off of deferred tax assets against deferred tax liabilities pursuant to set-off provisions (note 24)	(24,985)	—	(359)	—
Net deferred tax assets	12,008	35,371	4,401	292
Movements:				
Opening balance at 1 July	35,371	22,645	292	—
Credited to the income statement (note 8)	(791)	15,842	4,468	292
Credited to equity	2,063	592	—	—
Exchange differences	326	(3,708)	—	—
Acquisition of subsidiary (note 35)	24	—	—	—
Closing balance at 30 June	36,993	35,371	4,760	292
Deferred tax assets to be recovered after more than 12 months	16,928	2,449	4,760	—
Deferred tax assets to be recovered within 12 months	20,065	32,922	—	292
	36,993	35,371	4,760	292

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Prepayments	3,236	1,216	589	897
Derivative financial assets (note 29)	—	503	—	—
	3,236	1,719	589	897

Note 19. Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Trade payables	161,568	136,461	—	—
Other payables	28,374	12,708	518	788
Derivative financial liabilities (note 29)	3,980	3,057	—	—
	193,922	152,226	518	788

(a) Risk exposure
Information about the Group's and the parent entity's exposure to foreign exchange risk is provided in note 2.

Note 20. Current liabilities – Borrowings

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Secured				
Bank overdrafts	2,625	—	—	—
Bank loans	67	4,456	—	—
Lease liabilities (note 33)	1,731	2,058	—	—
Other loans	19	111	—	—
Total secured current borrowings	4,442	6,625	—	—
Unsecured				
Bank loans	7,453	166	—	—
Total unsecured current borrowings	7,453	166	—	—
Total current borrowings	11,895	6,791	—	—

(a) Bank loans
Bank loans represent term loans with fixed and variable interest rates.

(b) Other loans
Other loans represent term loans with fixed interest rates.

(c) Security and fair value disclosures
Details of the security relating to each of the secured liabilities, the fair value of each of the borrowings and further information on the bank loans are set out in note 23.

(d) Risk exposure
Details of the Group's exposures to risks arising from current and non-current borrowings are set out in note 2.

Note 21. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Income tax	—	2,420	—	2,015

The current year income tax balance is a receivable totalling $8.1 million and $0.3 million as shown on the consolidated balance sheet and parent entity balance sheet respectively.

Note 22. Current liabilities – Provisions

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Employee benefits	11,285	10,836	—	—

Note 23. Non-current liabilities – Borrowings

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Secured				
Bank loans	—	27	—	—
Cash advance facilities	467,104	354,028	115,300	100,000
Lease liabilities (note 33)	4,307	6,407	—	—
Other loans	—	20	—	—
Total secured non-current borrowings	471,411	360,482	115,300	100,000
Unsecured				
Bank loans	—	83	—	—
Payables to controlled entities	—	—	200,692	32,737
Total unsecured non-current borrowings	—	83	200,692	32,737
Total non-current borrowings	471,411	360,565	315,992	132,737

(a) Bank loans - Secured

Bank loans represent term loans with fixed and variable interest rates.

(b) Cash advance facilities

Cash advance facilities comprise multi-currency cash advance facilities and a USD cash advance facility, the former utilised by the Group's major regions and the latter by the North American operation only. The multi-currency facilities enable the Group to borrow in Australian dollars (AUD), either as a cash advance or a bank bill, United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (YEN), New Zealand dollars (NZD) and Canadian dollars (CAD). The multi-currency facilities have funding periods of either 30 days to 185 days or 1, 2, 3, 4, 5 and 6 calendar months. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered Rate (LIBOR); Bank Bill Swap Rate (BBSY); and Bank Bill Mid Market Settlement Rate (BKBM). The multi-currency facilities may be drawn at any time during the term of the facilities provided the Company or Group does not trigger an event of default. The USD cash advance facility allows USD cash advances for rolling 1, 2, 3, 4, 5 and 6 calendar month periods with interest payable in arrears and calculated as LIBOR plus a margin. The cash advance facilities are due for periodic review and roll-over prior to 31 July 2009 and 31 December 2009.

(c) Other loans

Other loans represent term loans with fixed interest rates.

(d) Assets pledged as security

The cash advance facilities and certain overdraft facilities of the Group are secured by an equitable mortgage over all assets and undertakings of the consolidated entity. Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default. The other loans are provided by software vendors and are secured against the assets to which the loans relate.

Note 23. Non-current liabilities – Borrowings (continued)

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Current					
Floating charge					
Cash and cash equivalents	9	128,477	113,212	43	160
Trade and other receivables	10	302,680	274,369	23,673	12,853
Current tax receivables		8,106	---	268	---
Other current assets	11, 12	228,260	185,937	506	275
Total current assets pledged as security		667,523	573,518	24,490	13,288
Non-current					
Finance lease					
Plant and equipment	15	8,007	9,145	---	---
First mortgage					
Land and buildings	15	1,198	1,273	---	---
Floating charge					
Receivables	13	7,677	12,875	274,962	192,572
Other non-current assets	14, 15, 16, 17, 18	941,056	793,767	419,254	411,867
		948,733	806,642	694,216	604,439
Total non-current assets pledged as security		957,938	817,060	694,216	604,439
Total assets pledged as security		1,625,461	1,390,578	718,706	617,727

(e) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Credit standby arrangements				
Total facilities				
Bank overdrafts and at-call facilities	27,649	26,221	---	---
Trade finance facilities	45,018	45,342	---	---
Cash advance and other facilities	637,933	438,173	115,300	100,000
	710,600	509,736	115,300	100,000
Used at balance date				
Bank overdrafts and at-call facilities	2,625	---	---	---
Trade finance facilities	14,460	23,827	---	---
Cash advance and other facilities	467,604	354,028	115,300	100,000
	484,689	377,855	115,300	100,000
Unused at balance date				
Bank overdrafts and at-call facilities	25,024	26,221	---	---
Trade finance facilities	30,558	21,515	---	---
Cash advance and other facilities	170,329	84,145	---	---
	225,911	131,881	---	---
Bank loan facilities				
Total facilities	12,644	8,924	---	---
Used at balance date	7,521	4,732	---	---
Unused at balance date	5,123	4,192	---	---

Note 23. Non-current liabilities – Borrowings (continued)

The bank overdraft facilities may be drawn at any time and may be terminated by the bank at any time by way of written notice. Trade finance facilities, utilised by the Group for the provision of letters of credit to suppliers, may be drawn upon at any time. The trade finance facilities may be terminated by the bank at any time by way of written notice. Subject to no event of default the Group may draw on the cash advance facilities at any time over the term of the facilities.

(f) Risk exposure
Information about the Group's and parent entity's exposure to interest rate and foreign currency changes is provided in note 2.

(g) Fair value
The carrying amounts and fair values of borrowings at balance date are:

	2008		2007	
Consolidated	**Carrying amount $'000**	**Fair value $'000**	Carrying amount $'000	Fair value $'000
On-balance sheet				
Lease liabilities	6,038	5,429	8,465	7,696
	6,038	5,429	8,465	7,696

All other fair values equal the carrying values of borrowings.

Fair value is inclusive of costs which would be incurred on settlement of a liability. The fair value of the borrowings on balance sheet is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles. None of the borrowings are traded.

Parent entity
The fair values equal the carrying values of borrowings.

Note 24. Non-current liabilities – Deferred tax liabilities

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
The deferred tax liabilities balance comprises temporary differences attributable to:				
Trade and other receivables	—	1,140	—	—
Depreciation	5,095	644	—	—
Other	7,244	5,980	359	—
Intangible assets – brands	67,787	70,857	—	—
Cash flow hedges (note 27)	82	106	—	—
Total deferred tax liabilities	80,208	78,727	359	—
Set-off of deferred tax assets pursuant to set-off provisions (note 17)	(24,985)	—	(359)	—
Net deferred tax liabilities	55,223	78,727	—	—
Movements:				
Opening balance at 1 July	78,727	90,478	—	—
(Credited)/Charged to the income statement (note 8)	2,226	(6,472)	359	—
(Credited)/Charged to equity	236	(657)	—	—
Exchange differences	(1,307)	(4,622)	—	—
Acquisition of subsidiary (note 35)	326	—	—	—
Closing balance at 30 June	80,208	78,727	359	—
Deferred tax liabilities to be settled after more than 12 months	77,099	73,117	—	—
Deferred tax liabilities to be settled within 12 months	3,109	5,610	359	—
	80,208	78,727	359	—

Note 25. Non-current liabilities – Provisions and other payables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Employee benefits	2,572	2,290	—	—
Derivative financial liabilities (note 29)	1,490	—	—	—
Other	6,413	2,285	—	—
	10,475	4,575	—	—

Note 26. Contributed equity

	Notes	Consolidated and Parent entity 2008 Shares '000	Consolidated and Parent entity 2007 Shares '000	Consolidated and Parent entity 2008 $'000	Consolidated and Parent entity 2007 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	207,433	207,419	313,366	313,223
Other equity securities	(c),(e)	—	—	2,951	2,951
Total contributed equity		207,433	207,419	316,317	316,174

(b) Movements in ordinary share capital:

2007

Date	Details	Notes	Number of shares	$'000
1 July 2006	Opening balance		207,091,001	310,577
21 July 2006	Exercise of Element options	(e)	825	5
21 July 2006	Exercise of Element options	(e)	413	3
21 July 2006	Exercise of Element options	(e)	301	2
8 August 2006	Exercise of Element options	(e)	13,273	84
8 August 2006	Exercise of Element options	(e)	6,643	51
8 August 2006	Exercise of Element options	(e)	4,846	39
23 August 2006	Exercise of Element options	(e)	451	3
23 August 2006	Exercise of Element options	(e)	657	5
23 August 2006	Exercise of Element options	(e)	180	3
5 September 2006	Exercise of Element options	(e)	7,532	48
5 September 2006	Exercise of Element options	(e)	11,001	88
5 September 2006	Exercise of Executive Incentive Option Plan options	(f)	7,187	53
18 September 2006	Exercise of Executive Incentive Option Plan options	(f)	11,231	83
18 September 2006	Exercise of Executive Incentive Option Plan options	(f)	60,172	488
13 November 2006	Exercise of Executive Incentive Option Plan options	(f)	1,500	14
13 November 2006	Exercise of Executive Incentive Option Plan options	(f)	41,502	336
24 November 2006	Exercise of Executive Incentive Option Plan options	(f)	8,836	83
24 November 2006	Exercise of Executive Incentive Option Plan options	(f)	28,334	230
29 November 2006	Exercise of Executive Incentive Option Plan options	(f)	7,336	69
22 January 2007	Exercise of Element options	(e)	1,142	7
22 January 2007	Exercise of Element options	(e)	1,667	13
22 January 2007	Exercise of Element options	(e)	454	6
13 March 2007	Exercise of Executive Incentive Option Plan options	(f)	32,000	259
23 March 2007	Exercise of Executive Incentive Option Plan options	(f)	56,168	455
23 March 2007	Exercise of Element options	(e)	2,997	41
28 March 2007	Exercise of Executive Incentive Option Plan options	(f)	6,000	49
26 June 2007	Exercise of Element options	(e)	5,494	35
26 June 2007	Exercise of Element options	(e)	8,025	64
26 June 2007	Exercise of Element options	(e)	2,186	30
30 June 2007	Balance		207,419,354	313,223

2008

Date	Details	Notes	Number of shares	$'000
1 July 2007	Opening balance		207,419,354	313,223
27 July 2007	Exercise of Element options	(e)	413	3
27 July 2007	Exercise of Element options	(e)	603	5
27 July 2007	Exercise of Element options	(e)	164	2
14 August 2007	Exercise of Element options	(e)	330	2
14 August 2007	Exercise of Element options	(e)	359	5
24 September 2007	Exercise of Element options	(e)	5,501	44
24 September 2007	Exercise of Element options	(e)	5,993	82
30 June 2008	Balance		207,432,717	313,366

Note 26. Contributed equity (continued)

(c) Movements in other equity securities:

Date	Details	Notes	$'000
1 July 2006	Opening balance		2,951
	No options issued		---
30 June 2007	Balance		2,951
	No options issued		---
30 June 2008	Balance		2,951

(d) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(e) Other equity securities
The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share. Each option is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise price	Date of exercise
2006	11 August 2005	5,981	$13.69	10 August 2006
	11 August 2005	11,959	$13.69	10 August 2007
	11 August 2005	5,981	$13.69	10 August 2008
2005	11 August 2004	10,977	$7.99	10 August 2005
	11 August 2004	21,952	$7.99	10 August 2006
	11 August 2004	10,977	$7.99	10 August 2007
2004	10 August 2003	15,032	$6.32	9 August 2004
	10 August 2003	30,066	$6.32	9 August 2005
	10 August 2003	15,032	$6.32	9 August 2006
2003	10 August 2002	15,049	$7.70	9 August 2003
	10 August 2002	30,096	$7.70	9 August 2004
	10 August 2002	15,048	$7.70	9 August 2005

(f) Options – Executive Incentive Option Plan
Information relating to the Billabong Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 42.

(g) Employee Share Plan
Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in note 42.

Note 26. Contributed equity (continued)

(h) Capital Risk Management

The Group's and the parent entity's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistently with others in the industry, the Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet (including minority interest) plus net debt.

During 2008, the Group's strategy, which was unchanged from 2007, was to maintain a conservative gearing ratio for the Group. The gearing ratios at 30 June 2008 and 30 June 2007 were as follows:

		Consolidated		Parent entity	
	Notes	**2008 $'000**	2007 $'000	**2008 $'000**	2007 $'000
Total borrowings	20,23	483,306	367,356	315,992	132,737
Less: cash and cash equivalents	9	(128,477)	(113,212)	(43)	(160)
Net debt		354,829	254,144	315,949	132,577
Total equity		795,103	759,683	402,196	482,187
Total capital		1,149,932	1,013,827	718,145	614,764
Gearing ratio		31%	25%	44%	22%

Note 27. Treasury shares, reserves and retained profits

	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
(a) Treasury shares	(24,896)	(19,708)	---	---
Movement:				
Balance 1 July	(19,708)	(11,982)	---	---
Treasury shares held by employee share plan	(10,751)	(7,726)	---	---
Employee share scheme issue	5,563	---	---	---
Balance 30 June	(24,896)	(19,708)	---	---

Treasury shares are shares in Billabong International Limited that are held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust for the purpose of issuing shares under the Billabong Executive Performance Share Plan (see note 42 for further information).

Date	Details	Number of shares
1 July 2006	Opening balance	980,918
	Acquisition of shares by the employee share plan trusts	522,484
30 June 2007	Balance	1,503,402
	Acquisition of shares by the employee share plan trusts	681,523
	Employee share scheme issue	(492,637)
30 June 2008	Balance	1,692,288

	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
(b) Reserves				
Option reserve	6,995	9,363	12,558	9,363
Other reserves				
Foreign currency translation reserve	(38,399)	(20,138)	---	---
Cash flow hedge reserve	(3,042)	(1,802)	---	---
Total other reserves	(41,441)	(21,940)	---	---
Total reserves	(34,446)	(12,577)	12,558	9,363

Note 27. Treasury shares, reserves and retained profits (continued)

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Movements in reserves:				
Option reserve				
Balance 1 July	9,363	4,336	9,363	4,336
Share-based payment expense	3,195	5,027	3,195	5,027
Employee share scheme issue	(5,563)	—	—	—
Balance 30 June	6,995	9,363	12,558	9,363
Foreign currency translation reserve				
Balance 1 July	(20,138)	80	—	—
Net investment hedge	(10,330)	1,258	—	—
Currency translation differences arising during the year	(7,931)	(21,476)	—	—
Balance 30 June	(38,399)	(20,138)	—	—
Cash flow hedge reserve				
Balance 1 July	(1,802)	539	—	—
Revaluation – gross	(10,474)	(7,135)	—	—
Deferred tax	3,518	2,338	—	—
Transfer to inventory - gross	8,489	3,300	—	—
Deferred tax	(2,740)	(1,082)	—	—
Transfer to net profit - gross	(79)	380	—	—
Deferred tax	32	(151)	—	—
Effect of exchange rate changes	14	9	—	—
Balance 30 June	(3,042)	(1,802)	—	—

(c) Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Balance 1 July	473,762	403,949	156,650	49,485
Net profit for the year	176,380	167,248	28,685	204,600
Dividends (note 28)	(112,014)	(97,435)	(112,014)	(97,435)
Balance 30 June	538,128	473,762	73,321	156,650

(d) Nature and purpose of reserves

Option reserve

The option reserve is used to record the increase in equity which corresponds to the recognition of an employee benefit expense, relating to the fair value of equity instruments granted under the Billabong Executive Performance Share Plan, over the period during which the employees become unconditionally entitled to the instruments. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested.

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

Cash flow hedge reserve

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(n). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Note 28. Dividends

	Parent entity	
	2008	2007
	$'000	$'000
(a) Ordinary shares		
2007 final dividend of 27.0 cents per fully paid share paid on 16 October 2007 (2006 final dividend of 23.5 cents per fully paid share paid on 17 October 2006) Fully franked based on tax paid at 30%	56,007	48,695
2008 interim dividend of 27.0 cents per fully paid share paid on 11 April 2008 (2007 interim dividend of 23.5 cents per fully paid share paid on 10 April 2007) Fully franked based on tax paid at 30%	56,007	48,740
Total dividends paid	112,014	97,435
(b) Dividends not recognised at year end In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 28.5 cents per fully paid ordinary share (2007: 27.0 cents) fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 24 October 2008 out of retained profits at 30 June 2008, but not recognised as a liability at year end, is	59,120	56,003

Given the strong growth of the Group's international business, combined with likely increased dividends in the future, it is expected that future dividends beyond the final dividend for the year ended 30 June 2008 will be partially unfranked.

(c) Franked dividends
The franked portions of the final dividends recommended after 30 June 2008 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2009.

	Parent entity	
	2008	2007
	$'000	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2007: 30%)	177	5,053

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the amount of the provision for income tax;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $25.3 million (2007: $24.0 million).

Note 29. Derivative financial instruments

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Current assets					
Forward foreign exchange contracts – cash flow hedges	12	835	291	—	—
Total current derivative financial instrument assets		835	291	—	—
Non-current assets					
Interest rate swap contracts – cash flow hedges	18	—	503	—	—
Total non-current derivative financial instrument assets		—	503	—	—
Current liabilities					
Forward foreign exchange contracts – cash flow hedges	19	3,906	3,057	—	—
Interest rate swap contracts – cash flow hedges	19	74	—	—	—
Total current derivative financial instrument liabilities		3,980	3,057	—	—
Non-current liabilities					
Interest rate swap contracts – cash flow hedges	25	1,490	—	—	—
Total current derivative financial instrument liabilities		1,490	—	—	—
Net derivative financial instruments		(4,635)	(2,263)	—	—

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 2).

(i) Interest rate swap contracts – cash flow hedges

The Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. At balance date the notional principal amount of the interest rate swap contracts covered 74% of outstanding USD denominated cash advances. The contract requires settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Details of the interest rate swap contracts outstanding at balance date are set out below:

Notional principal amount	Expiry	Fixed interest rate	90 day bank bill rate at 30 June 2008
$15 million USD (2007 : $15 million USD)	February 2009	3.5%	2.8% (2007: 5.4%)
$60 million USD (2007: nil)	January 2011	3.9%	2.8%
$100 million USD (2007: nil)	January 2011	3.9%	2.8%

The gain or loss from re-measuring the hedging instruments at fair value is deferred to equity in the cash flow hedge reserve, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. The ineffective portion is recognised in the income statement immediately.

At balance date the fair value of the interest rate swap contracts were USD $1.5 million derivative financial instrument liabilities (2007: USD $0.4 million derivative financial instrument asset).

Note 29. Derivative financial instruments (continued)

(ii) Forward exchange contracts – cash flow hedges

From time to time and in order to protect against exchange rate movements the Group enters into forward exchange contracts to purchase US dollars, Euro and Australian dollars. The contracts are hedging highly probable forecast purchases for the upcoming season and are timed to mature when major shipments of inventory are scheduled to arrive.

The cash flows are expected to occur at various dates within one year from the balance date. At balance date, the details of outstanding contracts are:

	Buy USD		Average exchange rate	
	2008 **$'000**	2007 $'000	**2008**	2007
0 – 6 Months				
Sell Euro	39,500	33,124	1.5040	1.3516
Sell AUD	30,000	29,600	0.8911	0.8023
Sell CAD	5,642	4,785	1.0107	0.8604
Sell BRL	—	750	—	0.4615
Sell Yen	1,925	1,000	0.0095	0.0088
Sell ZAR	2,500	—	0.1405	—
6 – 12 Months				
Sell Euro	18,700	15,000	1.5192	1.3379
Sell BRL	—	650	—	0.4734
Sell Yen	1,200	—	0.0099	—

	Buy Euro		Average exchange rate	
	2008 **$'000**	2007 $'000	**2008**	2007
0 – 6 Months				
Sell GBP	4,904	—	0.7952	—
Sell USD	1,312	—	0.6448	—
6 – 12 Months				
Sell GBP	3,758	—	0.7981	—

	Buy AUD		Average exchange rate	
	2008 **$'000**	2007 $'000	**2008**	2007
0 – 6 Months				
Sell NZD	3,800	4,000	0.8594	0.8849
Sell Yen	196	196	0.0116	0.0111
6 – 12 Months				
Sell NZD	500	500	0.8124	0.8851

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the inventory recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $3.1 million (2007: $2.8 million).

(iii) Hedge of net investment in foreign entity

The foreign exchange loss of $10.3 million (2007: foreign exchange gain $1.3 million) on translation of inter-company loans to Australian dollars at reporting date is transferred to the foreign currency translation reserve, in equity (note 27). There was no ineffectiveness to be recorded from net investments in foreign entity hedges.

(b) Risk exposures

Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 30. Key management personnel disclosures

(a) Directors
The following persons were Directors of Billabong International Limited during the financial year:

(i) Non-Executive Chairman
E.T. Kunkel

(ii) Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude, General Manager, Billabong USA

(iii) Non-Executive Directors
M.A. Jackson
F.A. McDonald
G.S. Merchant
C. Paull

A.G. Froggatt was appointed to the position of Non-Executive Director on 21 February 2008.

(b) Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
P. Casey ^	Group General Manager, Operations	GSM (Operations) Pty Ltd
F. Fogliato	General Manager, Billabong Europe	GSM Europe Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

^ P. Casey resigned effective 27 November 2007.

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Short-term employee benefits	9,110	8,315	—	—
Long-term employee benefits – long service leave	27	41	—	—
Post-employment benefits	133	116	—	—
Share-based payments	1,653	2,050	—	—
	10,923	10,522	—	—

Detailed remuneration disclosures are provided in sections A – C of the remuneration report.

Note 30. Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with the terms and conditions of the options, can be found in section D of the remuneration report.

(ii) Options holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2008
No options have been granted, vested or forfeited during the year ended 30 June 2008. No options are vested and unexercisable at the end of the year.

2007 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	8,334	—	(8,334)	—	—
P. Naude	8,334	—	(8,334)	—	—
Other key management personnel of the Group					
P. Casey	8,334	—	(8,334)	—	—
F. Fogliato	—	—	—	—	—
S. North	—	—	—	—	—
J. Schillereff	—	—	—	—	—
C. White	—	—	—	—	—

No options are vested and unexercisable at the end of the year.

Note 30. Key management personnel disclosures (continued)

(iii) Rights holdings

Details of rights provided as remuneration and shares issued on the vesting of such rights, together with the terms and conditions of the rights, can be found in section D of the remuneration report. The number of rights over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group are set out below.

2008 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	154,619	56,363	(65,000)	—	145,982	—
P. Naude	152,413	48,745	(65,000)	—	136,158	—
Other key management personnel of the Group						
P. Casey ^	60,864	—	(17,715)	(43,149)	—	—
F. Fogliato	45,070	27,670	(11,804)	—	60,936	—
C. Kypriotis ^^	34,186	14,347	(11,804)	—	36,729	—
S. North	60,864	28,182	(17,715)	—	71,331	—
J. Schillereff	23,865	8,399	(8,853)	—	23,411	—
C. White	82,970	32,568	(29,525)	—	86,013	—

^ P. Casey resigned effective 27 November 2007.
^^ Key management personnel from 1 July 2007.

2007 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	110,496	44,123	—	—	154,619	—
P. Naude	110,496	41,917	—	—	152,413	—
Other key management personnel of the Group						
P. Casey	39,957	20,907	—	—	60,864	—
F. Fogliato	26,969	18,101	—	—	45,070	—
S. North	39,957	20,907	—	—	60,864	—
J. Schillereff	16,663	7,202	—	—	23,865	—
C. White	56,822	26,148	—	—	82,970	—

Note 30. Key management personnel disclosures (continued)

(iv) Share holdings

The numbers of ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related entities, are set out below.

2008 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	94,466	---	---	---	94,466
D. O'Neill	926,621	65,000	---	35,200	1,026,821
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	7,000	129,500
G.S. Merchant	31,280,444	---	---	161,739	31,442,183
P. Naude	1,866,179	65,000	---	(100,000)	1,831,179
C. Paull	2,515,867	---	---	---	2,515,867
A.G. Froggatt ^	---	---	---	---	---
Other key management personnel of the Group					
P. Casey ^^	321,419	17,715	---	(339,134)	---
F. Fogliato	118	11,804	---	---	11,922
C. Kypriotis ^^^	118	11,804	---	---	11,922
S. North	165,296	17,715	---	173,945	356,956
J. Schillereff	66,637	8,853	---	181	75,671
C. White	56,840	29,525	---	(29,525)	56,840

^ A.G. Froggatt was appointed to the position of Non-Executive Director on 21 February 2008.
^^ P. Casey resigned effective 27 November 2007 - details of P. Casey's share holdings subsequent to his resignation are not required to be disclosed.
^^^ Key management personnel from 1 July 2007.

2007 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	44,466	---	---	50,000	94,466
D. O'Neill	918,287	---	8,334	---	926,621
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	---	122,500
G.S. Merchant	31,280,444	---	---	---	31,280,444
P. Naude	1,857,845	---	8,334	---	1,866,179
C. Paull	1,733,259	---	---	782,608	2,515,867
G.M. Pemberton ^^	10,075,966	---	---	(10,075,966)	---
Other key management personnel of the Group					
P. Casey	411,218	---	8,334	(98,133)	321,419
F. Fogliato	118	---	---	---	118
S. North	135,296	---	---	30,000	165,296
J. Schillereff	46,998	---	---	19,639	66,637
C. White	56,840	---	---	---	56,840

^^ G.M. Pemberton resigned from the position of Non-Executive Director on 23 February 2007 - details of Mr Pemberton's share holdings subsequent to his resignation are not required to be disclosed.

Note 30. Key management personnel disclosures (continued)

(d) Other transactions with Directors and other key management personnel

Directors of Billabong International Limited

During 2008 Burleigh Point Limited utilised property of Director P. Naude for use in certain advertising and promotional activities. There was no consideration paid by Burleigh Point Limited to P. Naude for use of the property.

The wife of P. Naude was a 33.3% shareholder of one retail store which was acquired by the Group on 1 November 2007 when the Group acquired multiple retail stores via the acquisition of 'Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC'. The purchase was based on normal commercial terms and conditions.

The wife of P. Naude also owns the building in which the above one retail store is located. The rental agreement is based on normal commercial terms and conditions.

Key management personnel of the consolidated entity

Mr J. Schillereff was a Director of Element Skate Inc at the time Billabong acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by Billabong for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted in August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June 2008 are as follows:

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 9 Aug 03; 50% after 9 Aug 04; 25% after 9 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 9 Aug 04; 50% after 9 Aug 05; 25% after 9 Aug 06
11 Aug 04	10 Aug 08	$7.99	6,453	$1.26	25% after 10 Aug 05; 50% after 10 Aug 06; 25% after 10 Aug 07
11 Aug 05	10 Aug 09	$13.69	3,516	$2.22	25% after 10 Aug 06; 50% after 10 Aug 07; 25% after 10 Aug 08

Note 31. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
(a) Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports	638	496	30	25
Related practices of PricewaterhouseCoopers Australian firm	638	555	—	—
Total remuneration for audit services	1,276	1,051	30	25
(b) Non-audit services				
Audit-related services				
PricewaterhouseCoopers Australian firm				
Due diligence services	68	—	—	—
General accounting advice	88	30	—	—
Related practices of PricewaterhouseCoopers Australian firm				
Due diligence services	726	505	—	—
General accounting advice	—	53	—	—
Total remuneration for audit-related services	882	588	—	—
Taxation services				
PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	1,638	1,329	—	—
Related practices of PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	46	38	—	—
Total remuneration for taxation services	1,684	1,367	—	—
Total remuneration for non-audit services	2,566	1,955	—	—

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

Note 32. Contingencies

Details and estimates of maximum amounts of contingent liabilities as at 30 June 2008 are as follows:

Guarantees
Secured guarantees by the parent entity in respect of bank overdrafts and loans of controlled entities. These guarantees are secured by registered mortgages over the assets and undertakings of the consolidated entity.

Unsecured guarantees by the parent entity in respect of leases of controlled entities for $1.8 million (2007: $2.3 million).

Contingent Consideration
In the event that certain specific conditions are achieved additional consideration may be payable in cash in relation to the Xcel, Quiet Flight and South Africa licensee acquisitions. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

Trade Letters of Credit
The Group had $14.5 million letters of credit in favour of suppliers executed but undrawn as at 30 June 2008 (2007: $23.8 million). The letters of credit related to the purchase of inventory in the 2008-09 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 33. Commitments

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(a) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	45,575	30,376	—	—
Later than one year but not later than five years	116,548	79,597	—	—
Later than five years	45,649	30,063	—	—
	207,772	140,036	—	—
Representing:				
Non-cancellable operating leases	207,095	138,994	—	—
Future finance charges on finance leases	677	1,042	—	—
	207,772	140,036	—	—

(i) Operating leases
The Group leases various offices and warehouses under non-cancellable operating leases. The leases have varying terms, escalating clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	45,276	29,980	—	—
Later than one year but not later than five years	116,170	78,952	—	—
Later than five years	45,649	30,062	—	—
	207,095	138,994	—	—

Note 33. Commitments (continued)

(ii) Finance leases
The Group leases various plant and equipment with a carrying amount of $8.0 million (2007: $9.1 million).

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:				
Within one year	2,032	2,471	—	—
Later than one year but not later than five years	4,619	6,951	—	—
Later than five years	64	85	—	—
Minimum lease payments	6,715	9,507	—	—
Future finance charges	(677)	(1,042)	—	—
Total lease liabilities recognised as a liability	6,038	8,465	—	—
Representing lease liabilities:				
Current (note 20)	1,731	2,058	—	—
Non-current (note 23)	4,307	6,407	—	—
	6,038	8,465	—	—

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(b) Contests and Athletes				
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Within one year	13,462	13,036	—	—
Later than one year but not later than five years	16,290	13,450	—	—
Later than five years	—	—	—	—
	29,752	26,486	—	—

(c) Remuneration commitments
Employment contracts for key management personnel do not have a fixed end date and therefore have not been included in the above note.

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(d) Capital commitments				
Commitments in relation to capital commitments are payable as follows:				
Within one year	8,038	—	—	—
Later than one year but not later than five years	—	—	—	—
Later than five years	—	—	—	—
	8,038	—	—	—

Note 34. Related party transactions

(a) Parent entities
The ultimate parent entity within the Group is Billabong International Limited.

(b) Subsidiaries
Interests in subsidiaries are set out in note 36.

(c) Key management personnel
Disclosures relating to key management personnel are set out in note 30.

(d) Transactions with related parties

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Dividend revenue				
Subsidiaries	—	—	40,876	51,046
Interest revenue				
Subsidiaries	—	—	23,271	16,551

(e) Outstanding balances
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Current receivables (tax funding agreement)				
Wholly-owned tax consolidated entities	—	—	19,318	11,093
Current receivables				
Receivables from controlled entities	—	—	4,355	1,760
Non-current receivables				
Receivables from controlled entities	—	—	2,951	2,951

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Note 34. Related party transactions (continued)

(f) Loans to/from related parties

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Loans to subsidiaries				
Beginning of the year	—	—	189,617	144,100
Loans advanced	—	—	62,382	59,577
Loan repayments received	—	—	—	(14,060)
Interest charged	—	—	23,271	16,551
Interest received	—	—	(3,263)	(16,551)
End of year	—	—	272,007	189,617
Loans from subsidiaries				
Beginning of the year	—	—	32,737	4,454
Loans advanced	—	—	155,418	178,466
Loan repayments received	—	—	—	(150,183)
Interest charged	—	—	12,537	3,889
Interest received	—	—	—	(3,889)
End of year	—	—	200,692	32,737
Loans to other related parties				
Beginning of the year	5,607	5,232	—	—
Acquisition of minority interest	(5,607)	—	—	—
Interest charged	—	375	—	—
End of year	—	5,607	—	—

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(g) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

The terms and conditions of the tax funding agreement are set out in note 8(e).

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 8.0% (2007: 8.0%).

Outstanding balances are unsecured and are repayable in cash.

Note 35. Business combinations

Purchase consideration

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Outflow of cash to acquire subsidiaries, net of cash acquired				
Cash consideration	—	—	391	1,349
Less: Cash balances acquired	—	—	—	—
Total outflow of cash to acquire subsidiaries, net of cash acquired	—	—	391	1,349
Outflow of cash to acquire businesses, net of cash acquired				
Cash consideration	92,591	22,613	—	—
Less: Cash balances acquired	(1,903)	(9)	—	—
Total outflow of cash to acquire businesses, net of cash acquired	90,688	22,604	—	—
Total outflow of cash to acquire subsidiaries and businesses, net of cash acquired	90,688	22,604	391	1,349

2008

(a) Summary of acquisitions

On 1 July 2007 GSM Trading (South Africa) Pty Ltd and GSM Manufacturing (South Africa) (Proprietary) Limited acquired the assets and certain liabilities of Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC.

On 1 September 2007 Xcel International, Inc and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc.

On 1 November 2007 GSM Trading (South Africa) Pty Ltd acquired the assets and certain liabilities of Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC.

On 11 December 2007 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Tiger Lily Swimwear Pty Ltd.

On 15 May 2008 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Kirra Surf Pty Ltd, IP4K Pty Ltd, IP4L Pty Ltd and Local Knowledge (Aust) Pty Ltd.

On 1 June 2008 GSM Investments Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc.

The acquired businesses contributed revenues of $60.1 million and net profit after tax of $7.1 million to the Group for the period from acquisition to 30 June 2008.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	90,606
Estimated cash payable	8,851
Estimated deferred payment	18,577
Direct costs paid and payable relating to the acquisitions	2,416
Total purchase consideration	120,450
Fair value of net identifiable assets acquired	28,133
Goodwill	92,317

Note 35. Business combinations (continued)

The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	1,903	1,903
Trade receivables	8,565	8,443
Inventory	13,079	12,721
Plant and Equipment	6,814	6,814
Prepayments	1,134	1,134
Deferred tax asset	—	24
Employee entitlements	(257)	(284)
Trade and other payables	(10,033)	(10,033)
Deferred tax liability	—	(326)
Identifiable intangible assets	—	7,737
Net identifiable assets acquired	21,205	28,133

In regards to the 'Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC', 'Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc' and 'Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The 'Tiger Lily Swimwear Pty Ltd' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2007. The one significant adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Tigerlily brand name which at acquisition date is considered to have a carrying value of $3.6 million.

If the acquisitions had occurred on 1 July 2007, consolidated revenue and consolidated net profit after tax for the year ended 30 June 2008 would have been $1,410.0 million and $179.7 million respectively.

Other
The non-current deferred payment payable of $76.1 million relates to the Nixon, Xcel and South Africa licensee acquisitions (2007: $14.8m relates to Nixon). Included in note 19 'other payables' is deferred payment payable of $10.4 million relating to Amazon and Quiet Flight (2007: nil).

Note 35. Business combinations (continued)

2007

(a) Summary of acquisition

On 1 November 2006 Amazon (New Zealand) Pty Ltd (previously Billabong New Zealand Pty Ltd) acquired the assets and certain liabilities of Amazon Group Limited. The acquired business contributed revenues of $19.4 million and net profit after tax of $1.9 million to the Group for the period from 1 November 2006 to 30 June 2007.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	22,380
Direct costs relating to the acquisition	233
Total purchase consideration	22,613
Fair value of net identifiable assets acquired	14,899
Goodwill	7,714

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

(b) Assets and liabilities acquired

The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	9	9
Inventory	9,874	9,874
Plant and equipment	3,951	3,951
Prepayments	80	80
Employee entitlements	(147)	(147)
Other liabilities	(68)	(68)
Identifiable intangible asset	—	1,200
Net identifiable assets acquired	13,699	14,899

The acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2006. The one adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Amazon brand name which at acquisition date is considered to have a carrying value of NZD$1.38 million or AUD$1.2 million.

In regards to the Amazon Group Limited acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit after tax for the year ended 30 June 2007 would have been $1,240.4 million and $167.8 million respectively.

Other

Other additions to goodwill during the year relate to a number of small acquisitions, including the Group's licensees in Singapore and Malaysia of $8.1 million.

An additional contingent consideration payment of $3.9 million was made in relation to the 'Honolua Surf Company' business combination which occurred on 1 December 2003.

Note 36. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following significant subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity		Country of Incorporation	Class of shares	Equity Holding **	
				2008 %	2007 %
Amazon (New Zealand) Pty Ltd	*	Australia	Ordinary	100	100
Beach Culture International Pty Ltd		Australia	Ordinary	100	60
Billabong Retail, Inc		USA	Ordinary	100	100
Burleigh Point Canada, Inc		Canada	Ordinary	100	100
Burleigh Point, Ltd		USA	Ordinary	100	100
Element Skateboards, Inc		USA	Ordinary	100	100
GSM (Central Sourcing) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Duranbah) Pty Ltd		Australia	Ordinary	100	100
GSM (Europe) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
GSM (Operations) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Trademarks) Pty Ltd	*	Australia	Ordinary	100	100
GSM Trading (South Africa) Pty Ltd	*	Australia	Ordinary	100	100 ^
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Espana Operations Sociedad Limitada		Spain	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
GSM Trading (Singapore) Pty Ltd		Australia	Ordinary	100	100
Honolua Surf International Ltd		USA	Ordinary	100	100
Nixon Europe SARL		France	Ordinary	100	100
Nixon Inc		USA	Ordinary	100	100
Nixon Pacific Pty Ltd		Australia	Ordinary	100	100
Pineapple Trademarks Pty Ltd	*	Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd	*	Australia	Ordinary	100	100
VeeZee, Inc		USA	Ordinary	100	100

* These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission. For further information refer to note 37.

** The proportion of ownership interest is equal to the proportion of voting power held.

^ Incorporated on 13 June 2007, began trading on 1 July 2007.

Note 37. Deed of cross guarantee

Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission. GSM Trading (South Africa) Pty Ltd was added to the deed of cross guarantee on 4 June 2008.

(a) Consolidated income statement and a summary of movements in consolidated retained profits
The above companies represent a 'Closed Group' for the purposes of the Class Order.

Set out below is the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2008 of the Closed Group consisting of Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd.

Prior year figures set out below represent the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2007 of the Closed Group at that time consisting of the entities Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd and Amazon (New Zealand) Pty Ltd.

	2008 $'000	2007 $'000
Income statement		
Revenue from continuing operations	707,348	580,674
Other income	789	140,772
Finance costs	(17,975)	(8,266)
Other expenses	(458,028)	(378,476)
Profit before income tax	232,134	334,704
Income tax expense	(56,596)	(41,730)
Profit for the year	175,538	292,974
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the financial year	341,088	145,549
Profit for the year	175,538	292,974
Dividends paid	(112,014)	(97,435)
Retained profits at the end of the financial year	404,612	341,088

Note 37. Deed of cross guarantee (continued)

(b) Balance sheet
Set out below is a consolidated balance sheet as at 30 June 2008 and 30 June 2007 of the Closed Group consisting of the entities as named above at each point in time.

	2008 $'000	2007 $'000
ASSETS		
Current assets		
Cash and cash equivalents	62,053	59,100
Trade and other receivables	177,971	148,890
Inventories	102,745	73,287
Other	6,102	5,218
Total current assets	348,871	286,495
Non-current assets		
Receivables	26,356	25,020
Other financial assets	369,612	360,390
Property, plant and equipment	44,471	35,113
Intangible assets	168,265	122,924
Deferred tax assets	7,709	4,516
Other	11,856	7,416
Total non-current assets	628,269	555,379
Total assets	977,140	841,874
LIABILITIES		
Current liabilities		
Trade and other payables	102,041	68,428
Borrowings	1,773	2,221
Current tax liabilities	396	1,956
Provisions	7,958	6,173
Total current liabilities	112,168	78,778
Non-current liabilities		
Borrowings	136,964	94,399
Deferred tax liabilities	744	4,644
Provisions	2,015	1,933
Other	5,877	160
Total non-current liabilities	145,600	101,136
Total liabilities	257,768	179,914
Net assets	719,372	661,960
EQUITY		
Contributed equity	316,317	316,174
Reserves	(1,557)	4,698
Retained profits	404,612	341,088
Total equity	719,372	661,960

Note 38. Events occurring after the balance sheet date

On 2 July 2008, the Group announced the acquisition of Sector 9 Inc., a premium Southern California-based skateboard brand. The operating results and certain assets and liabilities of the business will be consolidated from 1 July 2008, therefore the financial effects of the transaction have not been brought to account at 30 June 2008.

As of 17 July 2008 a new $600 million Syndicated Revolving Multi-Currency Facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility is structured as an unsecured multi-currency facility with a two year and three year tranche of $300 million each. The facility replaces the Group's previous secured facilities (refer to note 23 for the Group's secured facilities as at 30 June 2008) and provides additional liquidity to the Group.

On 22 August 2008, the Group announced the acquisition of DaKine Hawaii, Inc, a leader in the premium accessories category within the surf, skate, snow and windsurf markets. The operating results and certain assets and liabilities of the business will be consolidated from the time all conditions required for contractual completion have been satisfied, therefore the financial effects of the transaction have not been brought to account at 30 June 2008. It is anticipated the acquisition will be completed by 1 October 2008, subject to the aforementioned conditions being satisfied.

The purchase price comprises initial consideration estimated at US$99.9 million, to be funded from existing borrowing facilities, and deferred consideration estimated at a minimum of US$33.3 million, subject to an audit of the normalised EBITDA for the year ending 31 December 2008. The deferred consideration, due in the second half of calendar year 2012, is subject to certain management retention conditions.

The Company's Directors have approved the introduction of a dividend reinvestment plan to be implemented ahead of the final dividend to be paid on 24 October 2008. The Company is providing this facility as an additional option available to shareholders and in response to requests from the Company's shareholders. Further details in relation to the dividend reinvestment plan will be communicated to shareholders shortly.

Other than those items mentioned above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Group, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Note 39. Reconciliation of profit for the year to net cash flow from operating activities

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Profit for the year	176,269	167,607	28,685	204,600
Depreciation and amortisation	27,215	21,778	---	---
Share-based payment amortisation expense	3,195	5,027	---	---
Net loss on sale of non-current assets	211	72	---	---
Gain on transfer of subsidiaries to consolidated entity	---	---	---	(140,708)
Net exchange differences	499	(2,350)	(15,888)	---
Change in operating assets and liabilities, excluding effects from business combinations;				
(Increase)/decrease in trade debtors	(47,354)	(66,681)	---	---
(Increase)/decrease in inventories	(33,130)	(16,960)	---	---
(Increase)/decrease in deferred tax assets	(3,188)	(15,885)	(4,468)	(292)
(Increase)/decrease in other operating assets	(40)	(4,062)	(2,517)	3,992
Increase/(decrease) in trade creditors and other operating liabilities	32,918	27,505	(270)	781
Increase/(decrease) in provision for income taxes payable	(6,707)	(22,769)	(2,283)	(9,110)
Increase/(decrease) in deferred tax liabilities	3,464	(7,009)	359	---
Increase/(decrease) in other provisions	(145)	4,936	---	---
Net cash inflow from operating activities	153,207	91,209	3,618	59,263

Note 40. Non-cash investing and financing activities

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Acquisition of plant and equipment by means of finance lease	18	297	---	---
	18	297	---	---

Note 41. Earnings per share

	Consolidated	
	2008 Cents	2007 Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	85.7	81.2
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	85.1	80.7

(c) Reconciliations of earnings used in calculating earnings per share

	Consolidated	
	2008 $'000	2007 $'000
Basic earnings per share		
Profit from continuing operations	176,269	167,607
Loss/(Profit) from continuing operations attributable to minority interests	111	(359)
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earning per share	176,380	167,248
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	176,380	167,248

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2008 Number	2007 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	205,753,609	205,859,969
Adjustments for calculation of diluted earnings per share:		
Performance shares and conditional rights	1,564,023	1,414,651
Options	3,048	11,122
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	207,320,680	207,285,742

(e) Information concerning the classification of securities

Rights

Rights granted to employees under the Billabong Executive Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The rights have been excluded in the determination of basic earnings per share. Details relating to the rights are set out in note 42.

Note 42. Share-based payments

(a) Billabong Executive Incentive Option Plan
The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors).

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Set out below are summaries of options granted under the plan.

Consolidated and parent entity – 2008

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
23 August 2002	23 August 2007	$8.10	15,334	—	—	(15,334)	—	—
			15,334	—	—	(15,334)	—	—
Weighted average exercise price			$8.10	—	—	—	—	—

Consolidated and parent entity – 2007

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
25 October 2001	25 October 2006	$7.42	18,418	—	(18,418)	—	—	—
28 February 2002	28 February 2007	$9.39	17,672	—	(17,672)	—	—	—
23 August 2002	23 August 2007	$8.10	239,510	—	(224,176)	—	15,334	15,334
			275,600	—	(260,266)	—	15,334	15,334
Weighted average exercise price			$8.14	—	$8.14	—	$8.10	$8.10

No options were forfeited during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised regularly during the year ended 30 June 2008 was nil (2007: $15.69).

The weighted average remaining contractual life of share options outstanding at the end of the period was nil (2007: 0.15 years).

There are no options remaining to be exercised under the Billabong Executive Incentive Option Plan. The Board has no current intention to make any future grants under this Plan.

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan
The establishment of the Billabong Executive Performance Share Plan (EPSP) was approved by shareholders at the 2004 Annual General Meeting. The purpose of the EPSP is to provide executives with an equity based reward opportunity that vests based on the Group's 3 year Earnings per Share (EPS) performance.

Under the plan the Company awards the following equity based rights (collectively "rights"). The form of the rights is determined by the tax implications in the relevant jurisdiction.

Equity vehicle	Overview
Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

Award, vesting and exercises under the plan are made for no consideration.

Awards under the plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2005	FY04 (base year EPS) to FY07
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Note 42. Share-based payments (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2005 and 30 June 2006 (which vested following the close of the financial years ended 30 June 2007 and 30 June 2008 respectively).


EPSP performance hurdle summary
Stretch performance component (FY08 awards only)
120%
FY08
FY06 and FY05
100%
100%
FY07
100%
60%
75%
50%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
% of awards vesting
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

At the end of the relevant performance period, in line with its charter, the Human Resources and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

The Company provides contributions to the trustees to enable them to purchase shares on market to underpin the rights issued. The fair value of the rights awarded is recognised in the income statement over the period during which the rights vest.

Set out below is a summary of equity based rights (performance shares and conditional rights) awarded under the plan:

Type of right	Grant date	Performance determination date	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number
Consolidated and parent entity – 2008							
Performance Shares	1 November 2004	30 June 2010	1,258,651	614,962	(418,862)	(106,502)	1,348,249
Conditional Rights	1 November 2004	30 June 2010	220,881	98,241	(73,775)	—	245,347
			1,479,532	713,203	(492,637)	(106,502)	1,593,596
Consolidated and parent entity – 2007							
Performance Shares	1 November 2004	30 June 2009	828,880	453,641	—	(23,870)	1,258,651
Conditional Rights	1 November 2004	30 June 2009	143,610	77,271	—	—	220,881
			972,490	530,912	—	(23,870)	1,479,532

None of the rights awarded under the plan vested or became exercisable during the year.

The total equity based rights that expired during the year ended 30 June 2008 and have not yet been granted under a new award was 98,692 (2007: 23,870). These expired equity based rights are held pending in the Plan until further awards are made.

Note 42. Share-based payments (continued)

Fair value of rights granted

The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2008 was $15.65 per right (2007: $14.76). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted, the expected dividend yield and the expected price volatility of the underlying share.

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefits expense were as follows:

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Operating costs of the Billabong Executive Performance Share Plan	28	16	—	—
Share-based payment expense	3,195	5,027	—	—
	3,223	5,043	—	—

In the Directors' opinion:

(a) the financial statements and notes set out on pages 32 to 103 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2008 and of their performance, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 37.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast
22 August 2008



PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's report to the members of Billabong International Limited

Report on the financial report and the AASB 124 remuneration disclosures contained in the Directors' Report

We have audited the accompanying financial report of Billabong International Limited (the Company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' Declaration for both Billabong International Limited and the Billabong Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the Directors' Report under the heading "remuneration report" on pages 9 to 21.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the Directors' Report
The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The Directors of the company are also responsible for the remuneration disclosures contained in the Directors' Report.

Auditor's responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' Report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' Report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' Report.



Independent auditor's report to the members of Billabong International Limited (continued)

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report
In our opinion:

(a) the financial report of Billabong International Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1(a).

Report on the Remuneration Report
We have audited the Remuneration Report included in pages 9 to 21 of the Directors' Report for the year ended 30 June 2008. The Directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion
In our opinion, the Remuneration Report of Billabong International Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
22 August 2008

The shareholder information set out below was applicable as at 18 August 2008.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted options	
	Number of share holders	Number of shares	Number of option holders	Number of options
1 – 1,000	14,550	6,429,458	4	1,551
1,001 – 5,000	5,976	13,525,713	3	4,668
5,001 – 10,000	579	4,228,115	1	5,369
10,001 – 100,000	316	8,647,596	—	—
100,001 and over	61	174,606,681	—	—
	21,482	207,437,563	8	11,588

There were 501 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares	
	Number held	Percentage of issued shares
HSBC Custody Nominees (Australia) Limited	31,821,028	15.34%
J P Morgan Nominees Australia Limited	29,900,433	14.41%
Gordon Merchant No 2 Pty Ltd <The Merchant Family A/C>	29,011,450	13.99%
National Nominees Limited	20,027,003	9.65%
Jontex Pty Ltd	10,075,966	4.86%
RBC Dexia Investor Services Australia Nominees Pty Limited <Pipooled A/C>	9,297,573	4.48%
Citicorp Nominees Pty Limited	7,174,783	3.46%
ANZ Nominees Limited <Cash Income A/C>	5,559,458	2.68%
Australian Reward Investment Alliance	2,489,193	1.20%
Cogent Nominees Pty Limited	2,311,867	1.11%
GSM Pty Ltd	2,268,994	1.09%
ANZ Nominees Limited <SL Cash Income A/C>	2,192,453	1.06%
Mr Paul Naude	1,821,179	0.88%
Mr Michael McAuliffe & Ms Colette Paull	1,565,216	0.75%
RBC Dexia Investor Services Australia Nominees Pty Limited <PIIC A/C>	1,328,527	0.64%
Citicorp Nominees Pty Limited <CFSIL CWLTH AUST SHS 4 A/C>	1,035,479	0.50%
Cogent Nominees Pty Limited <SMP Accounts>	1,010,424	0.49%
Argo Investments Limited	998,908	0.48%
Billytoo Pty Ltd <Colette Paull Family Account>	950,651	0.46%
Merrill Lynch (Australia) Nominees Pty Limited	844,499	0.41%
	161,685,084	77.94%

Unquoted Equity Securities	Number on issue	Number of holders
Options issued pursuant to an agreement in connection with the acquisition of the American based Element Skateboards Inc. on 4 July 2001:		
Class – BBGAY	11,588	8

The options listed above are the only unquoted equity securities on issue.

The following people hold 20% or more of these securities:

Class – BBGAY	Paul Schmitt	5,369

Substantial Holders
As at 18 August 2008 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below:

Ordinary Shares	Number	Percentage
Gordon Stanley Merchant & Gordon Merchant No. 2 Pty Ltd	33,013,703	15.92%
The Capital Group Companies Inc.	20,196,817	9.74%
Perpetual Investments	19,757,968	9.52%
ING	11,067,785	5.34%
Concord Capital	10,698,157	5.16%

Voting Rights
The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Options
No voting rights.

Stock Exchange Listing
The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries
Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1 300 552 270
Telephone International:	(+61 3) 9415 4000
Fax:	(+61 7) 3237 2152
Email:	web.queries@computershare.com.au

Change of Address
Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends
Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong International Limited also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report
Due to recent legislation changes the Company has elected to distribute Annual Reports by making them available on the website. Hard copies of the Annual Reports will only be sent to shareholders requesting one.

Tax File Numbers (TFN)
Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings
If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder
Billabong International Limited offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

To register, shareholders should visit the share registry at www.computershare.com/easyupdate/bbg and enter your personal securityholder information (eg Holder Identification Number (HIN) or Securityholder Reference Number (SRN)) and postcode, then click on 'Submit'.

After the shareholder has entered their email address and selected which publications they wish to receive via email, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'Reply' to confirm their details, then 'Send'.

Shareholders can also visit the Company's website at www.billabongbiz.com, where they can view:

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- *General shareholder information*

Notes : :

GROUP OPERATING CENTRES

Australia
GSM (OPERATIONS) PTY LTD
ACN 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

Brazil
GSM BRASIL LTDA
Incorporated in Brazil
Rua Natividade, 139
Sao Paulo SP CEP 04513-020
BRAZIL
PH: +55 11 3618 8600
FAX: +55 11 3618 8636

Canada
BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H45 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

Chile
GSM Chile Limitada
Av. Luis Pasteur 6493,
Comuna de Vitacura,
Santiago de Chile
CHILE
PH: +56 2 218 7041
FAX: +56 2 219 3753

France
GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

Hong Kong
GSM (CENTRAL SOURCING) PTY LTD
ACN 089 138 732
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok, Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

Indonesia
PT Billabong Indonesia
Istana Kuta Galleria
Block Techno 12A-B
Jalan Patih Jelantik
Kuta, BALI 80361
PH: + 62 361 769157
FAX: + 62 361 769158

Japan
GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

New Zealand
GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
44 Arrenway Drive, Albany
AUCKLAND 0632 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

Peru
Sanmaree PTY LTD
(Sucursal del Perú)
Av. Benavides 1744,
Miraflores,
Lima 18,
PERU
PH: +51 1 243 3157
FAX: +51 1 243 3159

Singapore
GSM Trading (Singapore) Pty Ltd
8 Jalan Kilang Timor, #03-05
Kewalram House
SINGAPORE 159305
PH +65 6270 9181
FAX +65 6270 0127

South Africa
GSM South Africa Trading Pty Limited
2A Da Gama Road,
Jeffreys Bay, Eastern Cape
SOUTH AFRICA, 6330
PH: +27 42 200 2600
FAX: +27 42 293 2478

USA
BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

The Group's Malaysian operations are coordinated through the Singapore office.









Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND REINVESTMENT PLAN UPDATE

GOLD COAST, 30 September 2008: Billabong International Limited today announced the shareholder participation levels for its recently introduced dividend reinvestment plan (DRP).

Of the 207,437,563 ordinary shares on issue, 28,665,535 shares (13.82% of issued capital) have been registered for participation.

On 22 August 2008 Billabong International Limited announced the introduction of the DRP, with participation first available to shareholders for the final ordinary fully franked dividend for the year ended 30 June 2008 of 28.5 cents per fully paid share which is payable on 24 October 2008.

Shares will be issued to shareholders at a discount of 2.5% to the average of the daily volume weighted average market price of all Billabong shares sold in the ordinary course of trading on the Australian Securities Exchange (ASX) during the 10 ASX trading days commencing on and including the second ASX trading day after the dividend record date of 26 September 2008.

The DRP for the final ordinary dividend is 50% underwritten by Goldman Sachs JBWere.

MARIA MANNING
COMPANY SECRETARY



Billabong
International
Limited

ABN 17 084 923 946

ASX ANNOUNCEMENT







1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

BILLABONG COMPLETES PURCHASE OF DAKINE

GOLD COAST, 1 October 2008: Billabong International Limited today completed the purchase of the premium boardsports accessories brand DaKine.

The purchase was announced on 22 August 2008 and was subject to several conditions precedent, including US regulatory approval under the Hart-Scott-Rodino Anti Trust Improvement Act.

All conditions have been satisfied.

MARIA MANNING
COMPANY SECRETARY


END